Follow-Up Materials

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# 82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Hang Lung Group Ltd

*CURRENT ADDRESS

PROCESSED

FEB 11 2003

THOMSON FINANCIAL

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 1439    FISCAL YEAR 6-30-02

* *Complete for initial submissions only* ** *Please note name and address changes*

*INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:*

| | | | |
|---|---|---|---|
| *12G3-2B (INITIAL FILING)* | ☐ | *AR/S (ANNUAL REPORT)* | ☑ |
| *12G32BR (REINSTATEMENT)* | ☐ | *SUPPL (OTHER)* | ☐ |
| *DEF 14A (PROXY)* | ☐ | | |

OICF/BY: dlw

DATE : 2/5/03

恒隆集團
HANG LUNG GROUP





# 恒隆集團有限公司 HANG LUNG GROUP LIMITED
## 年報 2001/02 ANNUAL REPORT



恒隆集團以高瞻遠矚之發展藍圖，
在香港和中國建立多類型之物業發展
及投資項目。

---

The Hang Lung Group operates to a visionary masterplan which covers diverse property developments and investments across Hong Kong and in China.

# 恒隆集團有限公司
# HANG LUNG GROUP LIMITED

## 目錄 Contents

# 公司簡介
# CORPORATE PROFILE

## 恒隆集團有限公司

恒隆集團有限公司於過去四十多年來穩居香港物業發展市場之翹楚地位。本集團在香港特別行政區發展之物業項目眾多，成績斐然。自一九九二年起積極拓展中國市場，並以上海為基地。本集團於九十年代作出之策略性土地購置決定以及因而建立之土地儲備，令本集團於今天相對波動之物業市道中處於較安穩之地位。

本集團之物業發展新項目均由恒隆地產有限公司持有。恒隆地產乃恒隆集團旗下之公眾上市附屬公司，擁有龐大之投資物業組合，包括商舖、寫字樓、住宅及工業物業。

恒隆之酒店投資業務由另一公眾上市公司格蘭酒店集團有限公司負責，該公司擁有及/或管理多間位於香港各優越地點之優質酒店及服務式寓所。


HANG LUNG
GROUP LIMITED
恒隆集團有限公司
GRAND HOTEL
HOLDINGS LIMITED
格蘭酒店集團有限公司
HANG LUNG
PROPERTIES LIMITED
恒隆地產有限公司

## HANG LUNG GROUP LIMITED

Hang Lung Group Limited has been a leader in Hong Kong's property development market for over 40 years. The Group is responsible for a growing list of successful developments throughout the Hong Kong SAR, and is active in China where its business has been concentrated in Shanghai since 1992. Its strategic land purchase decisions made in the 1990s and its resultant land bank combine to place it in a relatively secure position in today's relatively volatile property market.

The Group's new property development interests are now held by Hang Lung Properties Limited, a publicly listed subsidiary also holding a substantial portfolio of commercial, office, residential and industrial properties.

Hang Lung's hotel investments are held by Grand Hotel Holdings Limited, a publicly listed company which owns and/or manages high quality hotels and serviced apartments in prime locations across Hong Kong.

# 公司資料
# CORPORATE INFORMATION

## 董事
陳啟宗 *(主席)*
殷尚賢 *(副主席)**
袁偉良 *(董事總經理)*
陳樂宗#
陳樂怡#
鄭漢鈞 *金紫荊星章、太平紳士**
何世良 *(執行董事)*
葉錫安 *太平紳士**
吳士元 *(執行董事)*

*#非執行董事*
**獨立非執行董事*

## Directors
Ronnie C. Chan *(Chairman)*
S.S. Yin *(Vice Chairman)**
Nelson W.L. Yuen *(Managing Director)*
Gerald L. Chan#
Laura L.Y. Chen#
H.K. Cheng, GBS, *JP**
Wilfred S.L. Ho *(Executive Director)*
Simon S.O. Ip, *JP**
Terry S.Y. Ng *(Executive Director)*

*#Non-Executive Director*
**Independent Non-Executive Director*

## 審核委員會
葉錫安 *太平紳士(主席)*
陳樂怡
鄭漢鈞 *金紫荊星章、太平紳士*

## Audit Committee
Simon S.O. Ip, *JP (Chairman)*
Laura L.Y. Chen
H.K. Cheng, GBS, *JP*

## 公司秘書
程式榮

## Company Secretary
Robin S.W. Ching

## 註冊辦事處
香港中環德輔道中四號
渣打銀行大廈二十八樓
電話：2879 0111
傳真：2868 6086

## Registered Office
28th Floor, Standard Chartered Bank Building
4 Des Voeux Road Central, Hong Kong
Tel : 2879 0111
Fax : 2868 6086

## 互聯網網址
網址 : http://www.hanglung.com
電子郵件: HLGroup@hanglung.com

## Internet Address
Website : http://www.hanglung.com
Email address : HLGroup@hanglung.com

## 核數師
畢馬威會計師事務所
*執業會計師*

## Auditors
KPMG
*Certified Public Accountants*

# 財務摘要
# FINANCIAL BRIEFS

盈利及股息
Earnings and Dividends
截至六月三十日止年度 for the year ended 30 June


(百萬元 $Million)
■ 股息 Dividends
□ 盈利 Earnings
3,000
2,500
2,000
1,500
1,000
500
0
1993
1994
1995
1996
1997
1998
1999
2000
2001
2002

| | | 2002 百萬元 $Million | 2001 百萬元 $ Million |
|---|---|---|---|
| 總資產 | Total assets | **48,921** | 50,234 |
| 投資物業 | Investment properties | **28,461** | 28,530 |
| 待售物業 | Properties for sale | | |
| －已建成 | – Completed | **284** | 359 |
| －發展中 | – Under development | **9,688** | 8,407 |
| 現金及銀行存款 | Cash and deposits with banks | **3,673** | 4,187 |
| 總負債* | Total liabilities* | **16,540** | 16,101 |
| 銀行貸款及透支 | Bank loans and overdrafts | **9,473** | 12,320 |
| 可換股債券 | Convertible bonds | **3,390** | — |
| 股東權益*／資產淨值* | Shareholders' funds*/Net assets* | **18,160** | 19,146 |
| 營業額** | Turnover** | **3,254** | 5,579 |
| 股東應佔純利 | Net profit attributable to shareholders | **692** | 745 |
| 股息 | Dividends | **582** | 582 |
| 每股資料 | Per share data | | |
| 盈利 －基本 | Earnings – Basic | **52.3¢** | 56.3¢ |
| －攤薄 | – Diluted | **52.2¢** | 56.2¢ |
| 股息 －中期 | Dividends – Interim | **12¢** | 12¢ |
| －末期 | – Final | **32¢** | 32¢ |
| －全年 | – Total for the year | **44¢** | 44¢ |
| 資產淨值# | Net assets# | **$13.7** | $14.5 |
| 債項與股權比率*** | Debt-to-equity ratio*** | **18%** | 24% |
| 派息比率 | Pay-out ratio | **84%** | 78% |
| 已發行股數(百萬) | Number of shares outstanding (in million) | **1,324** | 1,322 |

* 已為末期股息之會計政策之改變作出調整
*Adjusted for change in accounting policy for proposed final dividends*

** 不包括利息收入
*Excluded interest income*

*** 債項指銀行貸款及透支減現金及銀行存款。股權則包括股東權益及少數股東權益。
*Debt represents bank loans and overdrafts less cash and deposits with banks. Equity comprises shareholders' funds and minority interests.*

# 根據於結算日之資產淨值除以已發行股數
*Based on net assets divided by number of shares outstanding on the balance sheet date.*

## 股東權益及借貸淨額
Shareholders' Funds and Net Borrowings
*於六月三十日 at 30 June*



(百萬元 $Million)
■ 借貸淨額 Net borrowings
□ 股東權益 Shareholders' funds
30,000
25,000
20,000
15,000
10,000
5,000
0
1993
1994
1995
1996
1997
1998
1999
2000
2001
2002


## 債項與股權比率
Debt-to-Equity Ratio
*於六月三十日 at 30 June*



(%)
25
20
15
10
5
0
1993
1994
1995
1996
1997
1998
1999
2000
2001
2002


| 2000 百萬元 $Million | 1999 百萬元 $Million | 1998 百萬元 $Million | 1997 百萬元 $Million | 1996 百萬元 $Million | 1995 百萬元 $Million | 1994 百萬元 $Million | 1993 百萬元 $Million |
|---|---|---|---|---|---|---|---|
| 49,568 | 45,806 | 46,017 | 56,575 | 52,008 | 49,132 | 47,484 | 33,721 |
| 26,577 | 22,955 | 26,780 | 37,089 | 32,544 | 32,190 | 32,125 | 23,343 |
| | | | | | | | |
| 2,700 | 431 | 640 | 192 | 2,049 | 1,058 | 764 | 271 |
| 4,562 | 4,790 | 1,939 | 5,047 | 5,928 | 8,387 | 5,773 | 4,479 |
| 5,333 | 6,014 | 5,313 | 5,720 | 4,621 | 1,587 | 2,151 | 513 |
| 14,842 | 12,630 | 9,493 | 8,914 | 11,923 | 11,038 | 11,351 | 7,077 |
| 9,456 | 9,212 | 5,880 | 4,865 | 8,732 | 7,917 | 8,232 | 4,724 |
| — | — | — | — | — | — | — | — |
| 19,828 | 19,009 | 20,934 | 26,745 | 23,321 | 21,910 | 20,154 | 15,825 |
| | | | | | | | |
| 2,428 | 2,898 | 5,230 | 7,359 | 6,939 | 5,147 | 5,464 | 4,180 |
| 873 | 1,265 | 1,029 | 2,520 | 2,275 | 2,160 | 2,021 | 1,603 |
| 695 | 505 | 411 | 1,000 | 937 | 962 | 798 | 725 |
| | | | | | | | |
| 65.7¢ | 95.2¢ | 77.1¢ | 187¢ | 168.8¢ | 165.1¢ | 164.7¢ | 133.8¢ |
| — | — | — | 177.1¢ | 160.9¢ | 160.7¢ | 153.4¢ | 128.3¢ |
| 12¢ | 14¢ | 26¢ | 26¢ | 24.5¢ | 23.5¢ | 22¢ | 20.5¢ |
| 40.5¢ | 24¢ | 5¢ | 48.5¢ | 45¢ | 44¢ | 43¢ | 36.5¢ |
| 52.5¢ | 38¢ | 31¢ | 74.5¢ | 69.5¢ | 67.5¢ | 65¢ | 57¢ |
| $15.0 | $14.3 | $15.8 | $19.9 | $17.3 | $16.3 | $16.4 | $12.9 |
| 12% | 10% | 2% | N/A | 10% | 17% | 17% | 16% |
| 80% | 40% | 40% | 40% | 41% | 41% | 39% | 43% |
| 1,325 | 1,329 | 1,329 | 1,343 | 1,348 | 1,348 | 1,228 | 1,226 |

# 致各股東
# TO OUR SHAREHOLDERS



*執行董事 — 從左至右：吳士元先生，陳啟宗先生，袁偉良先生，何世良先生*
*Executive Directors — from left: Mr. Terry Sze Yuen Ng, Mr. Ronnie Chichung Chan, Mr. Nelson Wai Leung Yuen and Mr. Wilfred Sai Leung Ho*

## 業績及股息

截至二零零二年六月三十日止財政年度之營業額為三十二億五千四百萬元，減少百分之四十一點七；股東應佔純利為六億九千一百八十萬元，較去年度下降百分之七點一。每股盈利為五角二點三仙，較去年度減少百分之七點一。

董事局建議派發末期股息每股三角二仙，而全年度每股股息總額將為四角四仙，兩者均與去年度之股息金額相同。

## 業務回顧

香港之經濟以及地產業均極為疲弱，後者既促成前者亦成為其犧牲品。區內經濟欠佳遏抑寫字樓需求，而失業率則升至近數十年來未見之高位。消費萎縮加上樓價下跌，為香港帶來頑劣之通縮，對樓價預期進一步下跌則成為妨礙潛在置業之有力因素，惡性循環遂持續不斷。

香港地產業處於如斯光景。某些住宅之現價僅略高於九十年代中期樓價之三分之一，而成交額甚低。發展商採用之促銷謀略確吸引了社會內較年青兼財政安穩較遜之一群，惟此階層也許本不應被列為吸納對象，此舉可能為未來製造潛在之負資產犧牲品。但即使此群買家現已明顯枯竭。

因此，負責本集團地產業務之附屬公司恒隆地產錄得業績減退，並不令人意外。直接之原因乃物業銷售活動大幅減少。來自香港之租金收入微降，但因上海之租金收入增長而得以彌補。

地產業另一個甚為疲弱之環節乃酒店業。就該行業而言，創新記錄之訪港旅客數字帶有誤導性。首先，約有三分之一訪港旅客乃即日旅客，彼等乘搭某一類交通工具抵港，於數小時後乘搭另一類交通工具離開。彼等很大部份均為往返海峽兩岸即台灣與中國大陸之旅客，此乃由於台北政府禁止兩岸直接通航所致。其他即日旅客乃中國大陸人士，彼等使用香港國際機場往返外地。從中國大陸任何地方乘搭飛機至深圳(彼在香港以北一小時車程內)所需之費用，遠較直飛香港廉宜。

造成酒店業窘境之另一原因，乃在港度宿之中國大陸旅客雖為平均消費最高之旅客(較美國、歐洲及日本之旅客為高，此乃值得思考之發展現象)，但其花於住宿之消費則甚少。鑑於香港酒店房間數目充裕，旅行社商議所得之房租對酒店幾無利潤可言，但為免員工失業，酒店商亦唯有照接生意。

酒店業之情況於可見將來料無改善。鑑於西方國家經濟放緩以及恐怖主義持續帶來威脅，酒店消費較高之美國及歐洲旅客短期內不會踴躍來港，而日本旅客亦然。同時，酒店房間供應量將顯著增加。於二零零二年至二零零五年期間，預期香港將有十九間新酒店，合共約有一萬零七百個房間，後者將較去年升逾百分之二十六。除非情況大幅好轉

## RESULTS AND DIVIDENDS

For the fiscal year ended 30 June 2002, turnover decreased 41.7% to $3,254 million. Net profit attributable to shareholders was $691.8 million, 7.1% lower than last year. Earnings per share was 52.3 cents, representing a decrease of 7.1% over last year.

Your Board recommends a final dividend of 32 cents per share and total dividends for the year would be 44 cents per share. Both are the same as last year.

## BUSINESS REVIEW

Hong Kong's economy as well as its real estate sector are both extremely weak. The latter contributed to the former and is also a victim of it. Regional economic malaise has curbed office demand and unemployment has reached heights unseen in recent decades. Consumer spending shrunk which together with falling property prices, gave us a recalcitrant deflation. Expectations of further drops in prices in turn became a powerful deterrent to potential home acquisitions, and so the vicious circle continues.

Such is the state of our industry. In some cases, residential prices are not much more than a third of the mid-1990's, and transaction volume is very low. Sales gimmicks employed by developers managed to attract a layer of society – younger in age and less financially secured – which perhaps should not have been tapped, for we may be creating potential negative equity victims of tomorrow. But even that group is now apparently exhausted.

It is thus not surprising that our property business through the subsidiary Hang Lung Properties reported diminished results. The immediate reason was that there were much less property sales activities. Leasing in Hong Kong fell only slightly but was made up by growth in Shanghai.

Hotel is another very weak part of our business. Record high tourist arrivals are misleading as far as the hospitality industry is concerned. First, about one-third of them are same day visitors – they arrive through one mode of transportation and depart a few hours later through another. Much of these are Cross-Strait travelers between Taiwan and the Mainland due to the prohibition of direct transport links between the two sides on the part of the Taipei government. The others are mainlanders using our international airport to go overseas and to return to. Plane tickets from anywhere in the mainland to Shenzhen, an hour north of Hong Kong by road, is far cheaper than flying directly into our city.

Another reason for the industry's predicament is that although mainland visitors who stay overnight have the highest per capita spending – higher than those from the U.S., Europe and Japan, a phenomenal development worth pondering on – little money is spent on accommodation. Given an abundance of rooms in Hong Kong, tour group operators can negotiate room rates such that they are hardly profitable to the hotels. But to keep staff from losing their jobs, hoteliers will nevertheless have to take the business.

The hospitality industry is not expected to improve in the near future. Given the economic slow down in the West and the constant threat of terrorism, high hotel spending Americans and Europeans are unlikely to rush in anytime soon. The same is true of Japanese tourists. At the same time, the supply of rooms will increase significantly. Between 2002 and 2005, the city expects 19 new hotels with a total of about 10,700 rooms, a rise in the latter of over 26% from last year. Unless the situation is drastically changed for the better which is not anticipated, we and many other hotel operators may soon slip into the red.

A few months ago, we terminated all new activities in non-real estate fields. Any remaining commitments which are all passive investments will of course be honored, but the dollars involved are small. When all projects are eventually liquidated, I suspect that any loss which so far all come from start-up expenses will be adequately covered by investment profits. As such, the exercise should have little or no financial impact on the company.

The only potential investment which was close to consummation before the retrenchment was a series of small French hotels. Uncertainties in the major world economies, namely the U.S. and European Union, and the rise of terrorism in the West, together with the associated disappearance of favorable financing, contributed to the decision.

Closer to home, the difficult property market environment in Hong Kong also requires the full attention of management, making us less willing to divert time and effort. Ironically, the tough time in the real estate sector has given us a unique opportunity to greatly strengthen our relative position in the industry. Perhaps it is better that we should focus our resources to exploit that favorable situation before venturing outside. And as the huge Chinese economy continues to grow, it is hard to imagine that a Hong Kong-based group like us will find better opportunities elsewhere other than our motherland.

## PROSPECTS

To understand the real estate industry, especially the residential sector, one must first properly interpret events of the past five years.

Due to government policies and the Asian Crisis, residential prices started to fall soon after the city's return to China. However, it was not until recent months that the community has finally recognized that at issue is not just our industry but the health of the entire economy. Any further deterioration in property value is not good for anyone.

Since the beginning of the industry's plight in early 1998, there was a divergence of views in society regarding the nature and extent of its severity. As a

(吾等並不抱此預期),否則本集團及許多其他酒店商可能快將錄得虧損。

數月前,本集團終止了所有屬於非地產項目之新業務。任何餘下之承擔均為間接投資,對此吾等當然會履行責任,但涉及之金額僅屬小數目。當所有項目最終結束時,本人估計任何損失(迄今均來自開業費用)將可被投資利潤足以彌補。因此,有關行動對本公司之財政應只有少量或毫無影響。

於作出此項收減行動前已接近投資階段之唯一瀝在投資乃數間位於法國之小型酒店。世界主要地區即美國及歐盟區之經濟不明朗、恐怖主義在西方國家冒升、以及隨着環境變化而消失之良好融資,均導致該項決定。

就本土情況而言,香港地產市道之困境亦需管理層全神貫注,此令吾等不願分散時間及精力。反之,地產市道之困境讓本集團有難得機會大力鞏固本集團在地產業之相對地位。也許本集團較佳之做法,乃先集中資源掌握有關良機後才向外發展。基於中國龐大之經濟正持續增長,很難想象一個以香港為基地之集團如本集團,可在祖國以外之地方找到更佳機會。

## 展望

要瞭解地產業尤其住宅環節,必須首先演繹過去五年之事況。

由於政府之政策以及亞洲金融風暴,樓價於香港回歸中國後不久便開始下跌。然而,直至近數月社會人士方才明白,問題非單關乎地產業亦與整體經濟之安康有關。樓價再有任何下跌均對任何人無益。

自地產業於一九九八年年初陷入困境起,社會上對有關問題之性質及其嚴重性有不同意見,因此政府難以妥善解決有關問題。不同社會階層各為本身利益搖旗吶喊,此現象本非壞事,純為多元化社會之寫照,令人苦惱者乃許多表達意見之人士實不知情,對經濟尤其地產市場亦欠缺正確理解。

政府本身亦犯了數項錯誤。香港行政長官董建華先生於一九九七年七月一日在其就職演辭內宣布,於未來十年將每年興建八萬五千個單位,其原本之動機誠屬美好(乃為令自置家居者之比例由當時之六成增至於二零零七年時之七成),但卻選了不能再差之時機。亞洲金融風暴於一九九七年七月悄悄來臨,但本地物業發展商直至一九九八年方察覺其影響,這可見諸部份最昂貴之土地確實於一九九七年最後數個月內由政府拍賣售出。

本地政客更遲遲未見危機已逼近眉睫,直至最近為止,彼等之一貫看法仍是絕不容許樓價回升。由於政府向此等壓力屈服,其有可能不察覺情況之嚴重性(雖謂任何政府甚少能預見禍劫逼近)。政府亦不瞭解其政策之影響力及帶來之後果。

結果,新政府在其首年向房屋委員會提供大量土地以興建資助式發售單位,而此類單位乃為就每年八萬五千個單位之目標提供三分之二單位。於一九九八年年中香港被現實所煎熬、以及政府被逼實施暫停賣地為期九個月之措施後,吾等以為社會和政府會醒覺,但彼等即使於一九九九年四月暫停賣地措施結束後仍如在夢中。

政府方面,防止炒賣樓宇之措施直至二零零一年年初方被部份撤銷。而直至二零零一年秋季即地產市場之危機開始幾為四年後,政府方停止向房屋委員會批地及宣布暫停發售居者有其屋(居屋)單位為期十個月。

政客和評論員更遲方明白市場實況。當行政長官於二零零零年八月表示八萬五千個單位之目標已不再存在時,惹來大量指其向物業發展商叩頭之斥責。彼等直至最近為止仍高談防止樓價上升,於其時樓價正逐步下跌,而負資產者正苦不堪言。即使迄今,彼等亦在爭論政府應否支持樓價。

政府之房屋政策亦被指斥為搖擺不定。據本人對香港行政長官之認識,本人並不相信此乃屬實。實情乃新政府對如何應變香港之新現象 — 即完全自由表達意見,感到茫然無措。(以往治港之英國行政機構對於控制反對聲音甚具技巧。舉例而言,當時批評政府之報章會有後果,此舉於今天乃無法理解。其時政府內絕不容許異見,而英方亦致力確保此乃一九九七年後之情況。)某些立法會議員和社會運動家在一方而主要商家在另一方,大部份之紛紜意見均來自彼等之互相攻訐,而不同政府部門於不同時間試圖討好此等針鋒相對之陣營,以致予人搖擺不定之感。即使部份對政治敏感程度較低之物業發展商亦不瞭解此點,以致感到困惑。

基於以上分析,政治精英與政府均必須分擔其咎。前者把所有責任歸咎於後者以便解脫責任乃絕不公平之做法。彼等必須明白,其錯誤之聲音會招致後果。不幸者乃彼等確實無須為其言論和行動負責,因批評政府無須付出代價。(事實上,任何善於此舉之人士,有可能獲得以自由思想自詡對獲北京支持之港府存有偏見之美國報章給予讚揚。)彼等最低限度應作出建設性之批評,並於證明犯錯時應有道德勇氣承認錯誤。

許多地產界之專業人士如本人一樣,認為政府未能及早採取果斷行動乃難辭其咎。但基於上述之政治複雜性,吾等或許不應如此嚴厲。然而,總需有一個時間(而本人相信此時間已至)政府必須表現其領導能力而不怯於反對聲音。政府永不能討好每一個人,必須作出符合最佳整體利益之做法。畢竟社會上已有一定之共識,認為不應讓樓價進一步下跌,各界之分歧僅屬藥方之劑量多少而已。

可肯定者乃香港現正受房屋危機所煎熬。本人相信政府應立即永遠終止發售居屋。如何處理現時之空置單位及興建中之單位乃技術事宜,不應被容許掩蔽重新振興樓市之先決目標。房屋委員會應只興建公屋及租予真正有需要之人士。居屋計劃及其姊妹計劃(即私

result, it was difficult for the government to adequately address the problem. Different sectors of society were clamoring for their own interest which as a phenomenon in itself was not bad. It is a mere reflection of a pluralistic society. The trouble lies in the fact that many of the views expressed were uninformed and lacked proper understanding of the economy and, in particular, of the real estate market.

The government for its part has made a number of mistakes. Whereas the original intention of building 85,000 units per year for ten years as enunciated by our Chief Executive Mr. Tung Chee Hwa in his inaugural speech on July 1, 1997 was noble – to increase home ownership from 60% at that time to 70% by 2007 – the timing could not have been worse. The Asian Crisis quietly arrived in July 1997, but local developers were not aware of its impact until 1998. This can be seen from the fact that some of the most expensive pieces of land were auctioned by the government in the closing months of 1997.

Local politicians were even slower to see impending danger. Their overwhelming view until recently was that real estate prices must not be allowed to rise again. Bowing to such pressures might have blinded the government to the seriousness of the situation, although admittedly governments anywhere seldom foresee looming troubles. It also failed to understand the power and ramifications of its own medicine.

As a result, in the first year of the new government, it gave an enormous amount of land to the Housing Authority to build subsidized sale flats. These were to account for two-thirds of the target of 85,000 annual units. One would think that after reality hit home in mid-1998 and the government was forced to impose a 9-month land sale moratorium, the community and the government would wake up. They did not – not even after the moratorium ended in April 1999.

On the part of the government, anti-speculation measures were not partially removed until early 2001. Not until the fall of 2001, almost four years after the property crisis started, did it stop granting land to the Housing Authority and announced a 10 month moratorium on the sales of Home Ownership Scheme (HOS) flats.

Politicians and commentators were even slower to recognize market realities. When the Chief Executive said in August 2000 that the 85,000 units per year goal no longer existed, it attracted a slew of accusations that he was kowtowing to developers. Until recently, they still talked about preventing residential prices from rising, during which time prices were steadily falling and negative equity victims suffering. Even today, they are debating whether the government should prop up prices.

The government has also been accused of vacillating in its housing policies. Knowing our Chief Executive, I do not believe that this is the case. Instead, the new government was at a loss to react to what was a new phenomenon in our city – total freedom of expression. (Previously, the British administration was most skillful in controlling opposing voices. For example, there were consequences for newspapers when criticizing the government, something which is unthinkable today. Insubordination was never allowed within the government whereas the British insured that there would be such after 1997.) As contrasting opinions – mostly between certain Legislators and social activists on the one hand and major businessmen on the other – were tugging at each other, different governmental departments would at different times try to please the opposing constituencies, thus giving the impression of vacillation. Even some less politically astute developers failed to understand this and were confused.

Given the above, it is evident that both the political elite and government must share the blame. It is altogether unfair of the former to put all responsibilities on the latter while conveniently exonerating themselves. They must realize that there are consequences to their erroneous noises. The reality, unfortunately, is of course that they do not have to be accountable for their words and actions, for there is no cost to criticizing the government. (In fact, anyone who does so will likely score points with liberal-minded American press prejudiced against the Hong Kong government due to the support it enjoys from Beijing.) They should at least do it constructively, and should have the moral courage to admit mistakes when proven so.

Like me, many real estate professionals fault the government for not taking drastic actions earlier. But given the political complications outlined above, perhaps we should not be too harsh. However, there will come a time – and I believe that it has arrived – that the government must exert leadership in spite of oppositions. It can never please everyone and must do what is in the best interest of the whole. Afterall, considerable consensus is already present in society that further price deterioration is undesirable. Different sectors only differ on how strong the cure should be.

To be sure, Hong Kong is suffering from a housing crisis. I believe that the government should now once and for all terminate the sales of HOS flats. What to do with the existing empty units and those under construction is a matter of technicality which should not be allowed to cloud the overriding objective of jump-starting the market. The Housing Authority should only build public housing to be rented to the truly needy. The HOS, like its sister schemes – the Private Sector Participations Scheme, Middle Income Housing Scheme, Sandwich Class Housing Scheme, and Mixed Development Scheme – has outlived its historic mission. It is the product of a deliberate distortion of the residential market through the artificial high land price policy of the pre-1997 days. Now that the distortion has been removed by the new government through the introduction of sufficient land supply and of a transparent market, HOS should be relegated to its rightful place – the history book.

人參建居屋計劃、中等收入人士房屋計劃、夾心階層房屋計劃以及混合式發展計劃)早已完成其歷史使命。其乃一九九七年前人為高地價政策下蓄意扭曲住宅市道所帶來之產品，如今此扭曲已因新政府透過引入足夠之土地供應及具透明度之市場而得以消除，因此居屋計劃應列入其適當位置即史籍內。

置業承擔能力現處於歷史高位，而私人單位已降價達三分之二，以致其與居屋單位同樣廉宜。地產業所出現之結構性基本轉變已可確保樓價不再急升。其他措施當中，透過土地申請計劃令土地銷售由市場力量取決而不再由政府完全操控，將令房屋變為另一項商品及隨供求之變化所支配。為期十個月暫停出售居屋之行動於七月份結束後，公眾對居屋單位之銷售缺乏興趣，可引證本人之看法。

政府尚應採取其他行動，主要包括不再容許香港之地下鐵路公司即地鐵以及陸上鐵路公司即九鐵與私人物業發展商競爭。此兩間公司以獲得資助形式取得供興建車站及維修站之土地，然後與私人物業發展商組成合資公司興建供銷售之物業。在過往之高地價政策下，物業價格往往持續上升，因而令該兩間公司受惠，締造了世界上幾乎僅有之「奇跡」— 即鐵路公司似乎無需政府資助亦可錄得盈利。如今地產業已有基本性之轉變，物業神話亦已破滅，當務之急應是檢討該政策。

隨著物業價格整體下跌，除非政府向該兩間公司大幅增加批地數量或大幅降低其補地價金額，否則土地發展將不再可支持鐵路擴建。兩項途徑均會進一步扭曲市場，更遑論該兩間公司已擁有之土地數量只能以龐大來形容。當土地一落入彼等之手，彼等可於任何時間推出市場，導致市場之透明度下降。此不計該兩間半官方公司之物業部乃如斯缺乏效率，其規模必然接近房屋委員會，兼且亦甚為官僚。本人敢說同一數量之工作在私人企業只需不超過三分之一人手。即使把其發展工作之半官方性質考慮在內，此仍屬不可接受。

就此而言，把地鐵和九鐵合併應確屬明智之舉。政府就不採取此行動所持之理由(例如於批地時製造競爭)並不合理，而讓地鐵上市及繼續享有現行之批地安排乃屬不智。以原則而論，為何政府要以資助式之價格批地予一間以政府作為主要股東之上市公司，讓這間公司與私人物業發展商迎面競爭？最低限度，上市令地鐵更難與九鐵合併。

上述提議之所有行動其目標乃為穩定物業市場。儘管許多物業發展商仍緬懷過去高地價政策之美好歲月，本人一直主張應消除市場之扭曲，盡力為社會之利益着想。物業價格下降代表香港可更具競爭力，因競爭委實激烈。倘新加坡不再為香港之憂慮，則上海應為吾等之掛憂。孰此孰彼，無論個人或城市，惟有自強不息者方能在今天瞬息萬變之世界中生存。

無論前路如何，香港之物業價格現正處於低沉。資產通縮從不容易安渡，必須小心處理。不幸，基於上述原因，香港對有關過程並無足夠之駕馭。倘不予以治理，持續滑落之物業價格將成為香港經濟中較如今更嚴酷之里程碑。

自私而言，更長之熊市對本集團之主要附屬公司恒隆地產並不一定是壞事。在香港所有大型地產公司中，恒隆地產擁有令人最少煩憂之存貨、最佳及最廉宜之土地儲備、以及最強之資產負債表其中之一。其手頭之土地直至二零零五年或二零零六年方會用罄，故尚有一或兩年可增購土地以維持穩定盈利。低迷之市道可讓其如一九九九年及二零零零年般以廉價購置土地。正如該等日子一樣，屆時恒隆地產也許再次幸運地成為幾乎唯一購置土地之公司。其銷售單位之行動確須延遲，但所有其他公司亦然。而與部份其他公司不同，恒隆地產並無套現之壓力。在其擁有土地之每個地區，恒隆地產擁有之土地成本最低、位置及／或地積最優越，故恒隆地產確實甚具競爭力，更無須多提本集團認為恒隆地產之產品質素乃名列業內前茅。因此，本集團將可如過去數年般進一步鞏固其在地產業之相對地位。

然而，本集團之首要關注乃整體經濟之安康。倘情況進一步惡化，例如出現更多裁員事件、負資產家庭之數目增加、以及普遍性出現更多社會問題，將令現已處於水深火熱之港人百上加斤。此乃為何本集團及(本人相信)所有其他主要物業發展商，均希望政府於此時刻可表現出強大之領導能力，為市道帶來振興及回復社會之信心。

但就現時而言，市場環境確實黑暗。僅令本集團之投資者稍安者，乃事實上無論地產業出現任何情況，本集團因處於優越地位故可充份予以掌握。管理層亦相信市道終有一天會復甦，於此發生時，部份物業發展商已嚴重轉弱，而少數將更為強盛。本人有信心本集團乃屬於後者。

*主席*
**陳啟宗**
香港，二零零二年八月二十八日

Housing affordability is at all time high, and private apartments have fallen by two-thirds in value such that they are as cheap as HOS flats. Fundamental changes in the industry's structure have ensured that residential prices cannot run away anymore. Among other measures, by subjecting land sales to market forces through the land application plan and no longer totally controlled by the government, housing will become another commodity. It will be subject and sensitive to supply and demand. The lack of public interest in the sales of HOS flats after the 10-month moratorium which ended in July proves my case.

There are other things that the government should do. Chief among them is to remove MTRC and KCRC, our subway and railway companies respectively, from competing with private developers. These two companies obtain land from the government on a subsidized basis for their stations and maintenance depots. They then enter into joint venture with private developers to construct buildings for sale. Under the former high land price policy when property values more often than not rose consistently, the two corporations benefited and created the "miracle" that was almost unique in the world – railroad companies can make money, apparently without government subsidies. Now that the real estate sector has fundamentally changed and the property myth punctuated, it is high time to review that policy.

Overall lower property prices ensure that land development will no longer be able to support rail expansion unless the government grossly increase the amount of land granted or decrease the land premium charged. Either route will further distort the market, not to mention that the amount of land the two companies already own can only be described as massive. Once land is in their hands, they can release anything anytime, thus making the market less transparent. This is not to mention how inefficient are the property departments of these two quasi-governmental entities. They must approach that of the bloated Housing Authority and are very bureaucratic. I dare say that the same amount of work in a private enterprise will take no more than a third of the staff. Even taking into consideration of the semi-public nature of their development work, this is still unacceptable.

In this regard, it seems only sensible to merge MTRC and KCRC. The government's reasons not to do so are unreasonable – such as to create competition when land is granted. The recent listing of MTRC under present arrangements is unwise. As a matter of principle, why should the government give land at subsidized rates to a public company with the government being the major shareholder, when it competes head on with private sector developers? At the least, public floatation makes it more difficult to merge with KCRC.

The objective of doing all of the above is to have a stable property sector. Whereas many developers are reminiscing about the good old days of the high land price policy, I have always advocated – at least partly if not primarily for social good – the removal of market distortions. Lower property prices will mean that our city will be more competitive, and competition is keen indeed. If Singapore is no longer our worry, then Shanghai should be. One way or another, only those – whether an individual or a city – who constantly improve will survive in today's fast changing world.

So however it comes, Hong Kong property prices are now depressed. Asset deflation is never easy and must be managed carefully. Unfortunately, for reasons described above, we have not adequately overseen the process. If not remedied, continued deterioration of real estate value will become an even bigger milestone to our economy than what it already is.

Selfishly speaking, an even longer bear market is not necessarily bad for our major subsidiary Hang Lung Properties (HLP). Of all the major real estate companies, it has the least troubled inventory, has the best and cheapest land bank, and has one of the strongest balance sheets. Land on hand will last until 2005 if not 2006, and it has another year or two to acquire more in order to hopefully maintain consistent profit. A depressed market may allow it to purchase cheaply as it has done in 1999 and 2000. Like in those days, HLP may with some luck once again be almost the only company buying. Admittedly sales of flats will have to be postponed but so will everyone else. Yet unlike some others, HLP does not have pressure for cash. With the lowest cost and the best located and/or shaped plots in each of the districts where it owns land, it is very competitive indeed. This is not to mention our belief that HLP's product quality is among the best in the business. As such, our relative position in the industry will be further strengthened – as was the case in the past few years.

Nevertheless, our overriding concern is the overall health of the economy. Further deterioration will mean added suffering to our already battered citizens, such as more layoffs, an increase in the number of families with negative equity, and generally more social problems. This is why we, together with I believe all other major developers, hope that the government will exert strong leadership at this time to revive the market and to restore societal confidence.

But for now, the market environment is dark indeed. Our investors can only take comfort in the fact that whatever befalls the property sector; we are well positioned to take advantage of it. Management also believes that the market will one day recover. When that happens, some developers will have been by then severely weakened, while a few will emerge stronger. I am confident that we are in the latter category.

**Ronnie C. Chan**
*Chairman*
Hong Kong, 28 August 2002

# 管理層對集團表現之討論及分析
# MANAGEMENT DISCUSSION AND ANALYSIS OF THE GROUP'S PERFORMANCE

## 概覽

樓價、邊際利潤和成交額均持續下跌，但即使如此，本集團仍保持強穩。事實上，本集團於九十年代後期所採取之部份較為保守之決定，令本集團得以比於今天面對市場風險之其他發展商承受較小之衝擊。同時，本集團之管理哲學已調整焦點，更集中於準時、不超出財政預算，以及提供最佳產品。

即使如此，本集團於剛過去之財政年度之營業額仍下降百分之四十一點七至港幣三十二億五千四百萬元，主要由於年內物業銷售減少，包括觀瀾雅軒（二零零二年：十二個單位；二零零一年：六百零五個單位）及花園臺（二零零二年：二十七個單位；二零零一年：三十六個單位），惟此跌幅已由銷售名逸居以及從本集團於上海之投資物業恒隆廣場及港匯廣場所得租金收入而得以部份抵銷。

## 集團表現 Group Performance

| | | 2002 百萬元 $Million | 2001 百萬元 $Million | 變動 Change 百萬元 $Million | 百分率 % |
|---|---|---|---|---|---|
| 營業額* | Turnover* | | | | |
| 物業銷售 | Property Sales | 830.3 | 3,247.5 | -2,417.2 | -74 |
| 物業租賃 | Property Leasing | 2,167.8 | 2,020.8 | +147.0 | +7 |
| 酒店業務 | Hotel Operations | 223.5 | 269.8 | -46.3 | -17 |
| 其他業務 | Other Operations | 32.4 | 40.5 | -8.1 | -20 |
| | | 3,254.0 | 5,578.6 | -2,324.6 | -42 |
| 營業溢利 | Operating Profit | | | | |
| 物業銷售 | Property Sales | 134.9 | 185.0 | -50.1 | -27 |
| 物業租賃 | Property Leasing | 1,649.6 | 1,624.9 | +24.7 | +2 |
| 酒店業務 | Hotel Operations | 33.6 | 82.3 | -48.7 | -59 |
| 其他業務 | Other Operations | 88.9 | 191.5 | -102.6 | -54 |
| | | 1,907.0 | 2,083.7 | -176.7 | -8 |
| 利息收入 | Interest Income | 105.7 | 244.8 | -139.1 | -57 |
| 行政費用 | Administrative Expenses | (164.5) | (148.2) | +16.3 | +11 |
| 財務費用 | Finance Costs | (372.5) | (501.6) | -129.1 | -26 |
| | | 1,475.7 | 1,678.7 | -203.0 | -12 |
| 股東應佔純利 | Net Profit attributable to Shareholders | 691.8 | 744.5 | -52.7 | -7 |

* 營業額不包括利息收入
*Turnover excluded interest income*

營業額分析
Analysis of Turnover
截至六月三十日止年度 for the year ended 30 June


(百萬元 $Million)
6,000
4,500
3,000
1,500
0
1998
1999
2000
2001
2002
其他業務 Other Operations
酒店業務 Hotel Operations
物業租賃 Property Leasing
物業銷售 Property Sales

## OVERVIEW

Prices, profit margins and transaction volumes in the property sector have continued to fall. Yet, despite this, as a Group we remain strong. Some of our more conservative decisions taken in the late 1990s have in fact lessened our vulnerability to risks faced by other developers in today's market place. At the same time, we have refocused our management philosophy, concentrating increasingly on producing top products, on time and within budget.

Nevertheless, our turnover for this last financial year, has decreased by 41.7% to HK$ 3,254 million, primarily due to decreased property sales of Baycrest (2002:12 units; 2001:605 units) and Garden Terrace (2002: 27 units; 2001: 36 units) during the year. The drop in sales at these developments was partly offset by property sales of New Haven and contributions from rentals at Plaza 66 and The Grand Gateway, the Group's investment properties in Shanghai.

Finance costs decreased by HK$129 million or 26% as a result of several interest rate cuts during the year. Following the decrease in property sales during the year, net profit attributable to shareholders decreased by 7.1% to HK$691.8 million.

## PROPERTY DEVELOPMENT AND SALES

We have six residential developments under construction. All are on programme to meet their targeted completion dates and we remain confident that the quality of units we are producing, together with the facilities that have been carefully integrated within each complex, will attract strong market interest.

*The HarbourSide*, Airport Railway Kowloon Station consists of three blocks of 70-storey residential towers constructed above a 5-storey car park podium. This development will offer 1,122 residential units with gross floor areas ranging from 96 sq.m. to 272 sq.m., and will be completed in the third quarter of 2003. Our marketing and sales programme will commence in the last quarter of 2002 or first quarter of 2003.

The *Hing Wah Street West* development, situated on the West Kowloon Reclamation, is on schedule for completion in the fourth quarter of 2003. We have an 85% shareholding in this development, which consists of five residential towers built over a 3-storey carparking/retail podium and one level basement and includes clubhouse and recreational facilities. This development is one of the Government's two pilot mixed-housing schemes. The residential towers contain 1,616 residential units with gross floor areas ranging from 46 sq.m. to


*The HarbourSide*

由於年內多次減息，財務費用減少港幣一億二千九百萬元，減幅達百分之二十六。隨著年內物業銷量減少，股東應佔純利下跌百分之七點一至港幣六億九千一百八十萬元。

## 物業發展及銷售



*興華街西*
*Hing Wah Street West*

本集團六項住宅項目現正施工，進度均可配合目標之落成日期。本集團抱有信心，以該等單位之質素以及本集團為每個項目所精心策劃之配套設施，將可掀起熱烈之市場反應。

*The HarbourSide* 位於機場鐵路九龍站上蓋，包括三幢樓高七十層之住宅大廈，下設五層停車場。該項目可提供一千一百二十二個住宅單位，每個單位之面積介乎九十六平方米至二百七十二平方米，於二零零三年第三季落成。本集團將於二零零二年第四季或二零零三年第一季展開該項目之市場推廣及銷售計劃。

***興華街西***項目位於西九龍填海區，現正進行施工，可望如期於二零零三年第四季落成。本集團持有該項目百分之八十五權益。該項目包括發展五幢住宅大廈，下設三層停車場／商舖及一層地庫，並包括會所及康樂設施。該項目乃政府混合式房屋計劃首兩項之一，其住宅大廈包括一千六百一十六個單位，每個單位之面積介乎四十六平方米至一百一十九平方米。約百分之三十之住宅面積將按照混合式房屋計劃之部份規定，交回政府作為資助房屋出售。餘下之單位由本集團完全按市價作為私人房屋出售，有關之市場推廣計劃將於二零零三年上半年度進行。

本集團另一項位於西九龍填海區之項目乃座落於***海輝道***之優質海景物業。該項目現正發展八幢樓高四十三層之住宅大廈，並包括發展三層寫字樓、商場及停車場，以及面積達四千平方米之獨立會所和康樂設施。住宅單位將為一千八百二十三個，每個單位之面積介乎六十二平方米至一百三十二平方米。預期該項目可於二零零四年第二季落成。本集團尚未落實該項目推出市場之時間。

本集團位於何文田***孝民街***之項目已於本年度內完成地基工程，而上蓋建築工程現已展開。該項目包括發展一幢樓高二十四層之住宅大廈，將提供一百八十八個住宅單位，每個單位之面積介乎五十五平方米至一百一十平方米。預期該項目可於二零零三年六月落成。由於該項

## 物業銷售 Property Sales

| | | **2002 百萬元 $Million** | 2001 百萬元 $Million | 變動 Change 百萬元 $Million | 百分率 % |
|---|---|---|---|---|---|
| 營業額 | Turnover | **830.3** | 3,247.5 | -2,417.2 | -74 |
| 營業溢利 | Operating Profit | **134.9** | 185.0 | -50.1 | -27 |

可供發展之土地儲備
Development Land Bank
於二零零二年六月三十日 at 30 June 2002


9%
91%
■ 住宅 Residential
□ 商舖 Commercial

119 sq.m. As part of the mixed housing scheme requirement, about 30% of the residential area will be returned to the Government for sale as subsidised housing. We will market the remainder as private flats for sale at full market value during the first half of 2003.

Our other development on West Kowloon Reclamation is at ***Hoi Fai Road*** where eight blocks of 43-storey residential towers are being built on a prime sea view site. The development includes a three-storey car park, office and retail podium and 4,000 sq.m. detached clubhouse with recreational facilities. The 1,823 units, which range in size from 62 sq.m. to 132 sq.m., are expected to be completed in the second quarter of 2004. We have not yet set a launch date for this project.

Foundations were laid for our development at ***Hau Man Street*** in Ho Man Tin during the year and superstructure work is now in progress. This 24-storey residential tower will provide 188 units ranging in size from 55 sq.m. to 110 sq.m. and is expected to be completed by June 2003. We will probably put this project on the market upon its completion due to its smaller size.

Construction of our property at ***Fu Tei*** in Tuen Mun is progressing well. This development will comprise a 14-storey residential tower over a 3-storey car-parking podium. Gross floor area for the 98 units will range from 56 sq.m. to 60 sq.m. and the completion date is July 2002.

***New Haven***, in Sha Tsui Road, Tsuen Wan, consists of three 36-storey residential towers over a 2-storey car-parking podium. The development contains 658 units each with a gross floor area ranging from 50 sq.m. to 68 sq.m. We launched the private sale as soon as presale consent was obtained. Response was good and about 150 units were sold under internal sale in the first day. A public sale followed on 18 May 2002. While the average price was only slightly over HK$3,000 p.s.f. (HK$32,300 p.s.m.), the two penthouse units were sold for over HK$4,000 p.s.f. (HK$43,000 p.s.m.). The market turned quiet in June but we managed to secure the sale of 330 units (50%) of the 658 units so far. It is expected to be completed by December 2002.

The Group holds a 20% share in Package One of the MTRC Tung Chung Station Development. Sales of Site One, ***Tung Chung Crescent***, continued during the financial year with 264 units sold and 81 units still available for sale. The sales accounted for approximately 96% of the available units. Pre-sale consent for all but one block in Site Three, ***Seaview Crescent***, was issued in July 2002, and we are launching the units at an average price of HK$2,500 p.s.f. (HK$26,900 p.s.m.). As this phase has already been completed and 75% of the units are 2-bedroom units, we believe that take-up levels will be satisfactory. There is a total of 1,536 units in Seaview Crescent.



*名逸居*
*New Haven*

目之規模較細，本集團有可能於其落成時才推出市場。

本集團位於屯門*虎地*之物業之建築工程進度良好。該項目包括發展一幢樓高十四層之住宅大廈，下設三層停場，住宅單位為九十八個，每個單位之樓面面積介乎五十六平方米至六十平方米。該項目於二零零二年七月落成。

位於荃灣沙咀道名為*名逸居*之物業包括三幢樓高三十六層之住宅大廈，下設兩層停車場。住宅單位共六百五十八個，每個單位之樓面面積介乎五十平方米至六十八平方米。本集團於獲准進行預售後隨即進行銷售，並獲得良好反應，於內部認購首日已售出約一百五十個單位。公開發售於二零零二年五月十八日進行，每平方呎之平均售價僅略高於港幣三千元(即每平方米港幣三萬二千三百元)，而兩個頂層複式單位則以每平方呎逾港幣四千元(即每平方米港幣四萬三千元)之價格售出。市道於六月份轉趨淡靜，但至今本集團已售出之三百三十個單位，已佔該物業總數六百五十八個單位百分之五十。該項目預期於二零零二年十二月落成。

本集團持有地鐵東涌站第一期物業發展計劃百分之二十權益。首個地盤*東堤灣畔*於財政年度內繼續進行銷售，已售出二百六十四個單位，約佔可供銷售單位百分之九十六，餘下尚有八十一個單位。第三個地盤*海堤灣畔*之住宅大廈除一幢外其餘均已於二零零二年七月獲准進行預售，以每平方呎港幣二千五百元(即每平方米港幣二萬六千九百元)之平均價銷售有關單位。由於海堤灣畔已落成，而其百分之七十五之單位為兩睡房單位，因此本集團相信該物業應可享有理想之銷售。海堤灣畔共有一千五百三十六個單位。

正如本集團以往之報告所述，位於荃灣油柑頭之物業*汀蘭居*本應以代價港幣十億七千萬元售出，但買方未有依照買賣協議之規定，於一九九八年六月三十日完成交易。本集團現正透過律師就買方無理毀約一事積極進行訴訟，而有關之訴訟涉及本集團與買方之互相索償指控。

## 物業租賃

本集團之租金收入來自商舖、寫字樓、住宅及工業／寫字樓物業。基於香港市道之普遍狀況，於剛過去之財政年度內，租金收入比往年減少百分之四，至港幣十七億九千九百萬元。惟本集團位於上海之兩個項目恒隆廣場及港匯廣場，分別提供港幣二億零一百萬元及港幣一億六千八百萬元之良好租金收入，有助抵銷本集團該項業務所受到之影響。因此，整體租金收入較往年增加百分之七。本集團之香港租賃物業組合之整體租出率處於百分之九十一之理想水平，其中寫字樓及豪宅比商舖在租出率方面承受較大壓力。

## 香港

### 商場及商舖

消費信心疲弱對本集團之商場及商舖之

As previously reported, the completion of the sale of ***The Bay Bridge***, in Yau Kom Tau at Tsuen Wan at a consideration of HK$1,070 million did not take place on 30 June 1998 as stipulated. The litigation relating to the wrongful repudiation of the agreement by the purchaser involves mutual claims and is now being dealt with by our solicitors.

## PROPERTY LEASING

*Our rental revenue is generated from a* spectrum of properties - commercial, office, residential and industrial/office sectors. In line with general market conditions in Hong Kong, revenue from property leasing over the past financial year decreased by 4% to HK$1,799 million. Our two Shanghai projects, Plaza 66 and The Grand Gateway, however, helped offset the downturn by generating for us sound levels of income at HK$201 million and HK$168 million respectively. Total rental income therefore increased by 7% over last year. Occupancy rates in our Hong Kong portfolio stood at a satisfactory level of 91% with offices and high-end residential sectors suffering more than retail.

## HONG KONG

### Commercial and Retail Sector

In our commercial and retail sector, weakened consumer confidence continues to affect performance. Many of the structural economic changes Hong Kong is undergoing will take time to filter through from the supply chain end of the economy to the retail frontline. While this has left traditional retail sales sectors such as apparel and restaurants in a weak position, it has stimulated a new niche of market operators and encouraged a greater commitment to marketing investments in brand extensions by well-established consumer labels.

*As a result, rents are stabilising in prime* shopping locations where rental space remains tight. However, further market consolidation is expected at secondary locations where rents will continue to be driven down. As most of our shopping malls are in primary locations, they have performed satisfactorily throughout the year.

At ***Fashion Island/Fashion Walk*** in Causeway Bay rental income recorded a decrease of 1% and the occupancy level stood at 99%. We are gradually revamping the mix of retail outlets here and expect to achieve higher rental rates on renewals.

*The Peak Galleria* recorded a 5% decrease in rental income but average occupancy reached 90% by the end of the financial year after we adjusted the tenant mix to cater for a change in the countries of origin of tourists. The development continues to be a popular destination for both overseas and local visitors and is attracting a number of new retail and service operators.



*山頂廣場*
*The Peak Galleria*


SHION ISLAND
名店廊
*Fashion Island*

表現持續構成影響。香港現正經歷着結構性之經濟轉變，許多轉變均需時從經濟之供應鏈末端滲入至前線之零售業。此等轉變雖然令服裝店和餐館等傳統零售業處於弱勢，但刺激一批新營商者誕生，並鼓勵已建立地位之消費品牌更積極投資在擴展品牌之市場推廣。

因此，座落黃金地點之商舖仍然求過於供，其租金保持堅穩；但地點較遜色之商舖，其租金將持續受壓向下，預期該市場將有進一步之鞏固。由於本集團之商場大部份均屬前者，因此在年內保持理想之表現。

位於銅鑼灣之***名店廊／名店坊***之租金收入錄得百分之一跌幅，租出率為百分之九十九。本集團正逐步重整名店廊／名店坊之租戶組合，並預期續約時租金將可調升。

***山頂廣場***之租金收入錄得百分之五跌幅。然而，經重整租戶組合以配合訪港旅客來源之轉變後，山頂廣場於本財政年度結束時之平均租出率已達百分之九十。山頂廣場仍為海外遊客及本地人士樂於光臨之地，並持續吸引新的零售商及服務商洽租。

本集團已與政府就***金鐘廊***訂立為期十年之新租約。該物業經過翻新及重新調整租戶組合後，整體租金收入錄得增長。

位於鰂魚涌之***康怡廣場***亦錄得達百分之九十九之租出率，租金收入上升百分之二。此項成績乃因完成重大翻新工程及引入一所大型纖體中心為旗艦客戶而達至。康怡廣場已改變其租戶組合，而其戲院已於夏季進行翻新。

位於東九龍之***淘大商場***，其成功反映鄰近地區之社群變化以及年青購物者之增加。淘大商場之租出率達百分之九十八，租金收入錄得百分之一跌幅。本集團已重新部署淘大商場之食肆及整理其旗艦租戶之組合，並將於未來數月為淘大商場各店舖區引入新主題。

位於旺角之***雅蘭酒店商場***亦已重整租戶組合。一所健身中心已租用該商場逾四千平方米之面積，而一間知名餐飲連鎖店亦已租用地庫全層之美食廣場，為該商場帶來新面貌。雅蘭酒店商場之租出率達百分之九十七，租金收入錄得百分之十三跌幅，乃由於進行翻新工程所致。

## 寫字樓

受到企業縮減規模及進行重組所影響，寫字樓租賃市場之需求持續放緩。儘管如此，本集團對旗下寫字樓物業於剛過去之財政年度普遍維持之租出率感到欣喜。

中環區之寫字樓租金受到區內新建寫字樓過裕供應之不利影響。然而，本集團位於中環之四幢寫字樓大廈所錄得之租金收入，仍較去年度溫和增長百分之三，而租出率仍達百分之八十九之理想水平。該等成績主要由於本集團於二零零零年科技泡沫爆破後立即引入之主動性租賃策略而達至。

We have successfully concluded a new 10-year lease agreement with the government at *Queensway Plaza*. This, together with our renovation programme, has encouraged a revamped tenant mix and an overall increase in rental income.

Similarly, *Kornhill Plaza* in Quarry Bay has recorded 99% occupancy and a 2% increase in rental income. This follows the completion of major renovations and the introduction of a large physical fitness centre as an anchor tenant. The trade mix has been changed and the plaza's cinema was being revamped during the summer season.

In East Kowloon, the success of *Amoy Plaza* has reflected the changing profile of the neighbourhood with an increasing number of younger shoppers. Occupancy stood at 98% and rental income decreased 1%. We have repositioned food and beverage offerings and changed the mix of anchor tenants. Over the coming months, new themes will be introduced into various zones of the plaza.

*Grand Tower Arcade* in Mongkok has also undergone a change in tenant mix. A fitness centre has taken over 4,000 sq.m. of space and a reputable food chain has moved into the entire basement food court. This has resulted in a refreshing new look to the shopping centre. Occupancy for the year stood at 97%, and rental income decreased by 13%, due to ongoing renovation work.

## Office Sector

The demand for rental office space has continued to slacken as corporate downsizing and restructuring impact the marketplace. Despite this, we are pleased in general with the occupancy rates we have been able to sustain throughout the last financial year.

Rental rates in Central have been adversely affected by the over-supply of newly built office buildings. However, rental income for our four office buildings in Central recorded a modest 3% increase over the previous year's figures while occupancy rates remained at a satisfactory 89%. These results are due primarily to our proactive leasing policy that was introduced in the immediate wake of the technology bubble burst in 2000.

At *Shui On Centre* in Wanchai, we have been operating in an adverse marketing environment with deteriorating occupancy rates. Accelerating failures of business, primarily among dotcom companies, and the lack of demand for new or expanded space, has resulted in negative absorption. Despite this, rental income was maintained at the same level as last year and the occupancy rate stood at 85%.

*Hang Lung Centre* in Causeway Bay continues to reflect the location's dismal market conditions for offices. However, by successfully retaining our existing tenants,



*恒隆中心*
*Hang Lung Centre*

本集團位於灣仔之***瑞安中心***物業，其經營情況受到不利之市場環境所影響，租出率因而下調。主要為科網公司之多間企業相繼倒閉，加上缺乏新租戶或舊租戶擴大租用面積之需求，導致區內之寫字樓單位出現過賸。儘管如此，本集團之瑞安中心物業之租金收入仍能維持與去年度相若之水平，租出率為百分之八十五。

位於銅鑼灣之***恒隆中心***持續受到該處寫字樓物業之低沉市道所影響。然而，由於成功保留現有租戶，恒隆中心仍能維持租出率於百分之九十八之水平，而租金收入則保持不變。

本集團位於旺角之***麗斯大廈、栢裕商業中心***及***荷李活商業中心***之寫字樓物業之主要租戶為小型企業。該等物業之租賃情況仍然穩定，錄得之整體租出率為百分之九十三，租金收入增加百分之九。

位於長沙灣之***百佳大廈***於上一個財政年度由工業大廈改建為寫字樓大廈，首年之租出率為百分之六十。

## 工業／寫字樓

由於經濟不景、可供租賃之同類物業增加以及寫字樓租金普遍下調，工業／寫字樓物業於年內之需求出現下降。本集團持有八萬一千平方米之工業／寫字樓物業，主要位於長沙灣及葵涌。該等物業於財政年度內之整體租出率維持百分之八十二，與去年之水平相若，但租金收入則下降百分之四至港幣九千三百二十萬元。

## 住宅

豪宅零售市道於年內顯著放緩。隨著企業持續削減員工之房屋津貼，低至中水平之租金遂成為豪宅租賃市場之主流。因此，本集團來自住宅租賃之總收入下降百分之十八至港幣一億零七百二十萬元。

位於港島司徒拔道名為***御峰***之物業已於二零零二年一月獲發入伙紙。該幢樓高七十層之住宅大廈包括五十二個複式豪宅(每個單位為三百零二平方米)及兩個雙複式豪宅(每個單位為六百零三平方米)，料將成為港島之地標。該項目佔地三千零四十五平方米，每個豪宅均設獨立之電梯大堂、天花倍高之客飯廳兼四睡房，並配置

## 物業租賃 Property Leasing

| | | **2002 百萬元 $Million** | 2001 百萬元 $Million | 變動 Change 百萬元 $Million | 百分率 % |
|---|---|---|---|---|---|
| 營業額 | Turnover | **2,167.8** | 2,020.8 | +147.0 | +7 |
| 營業溢利 | Operating Profit | **1,649.6** | 1,624.9 | +24.7 | +2 |

we have maintained our occupancy rates at 98% while rental income remained steady.

Leasing activity remained strong at *Ritz Building, Park-In Commercial Centre* and *Hollywood Plaza* in Mongkok where offices are dominated by smaller businesses. Overall occupancy rates were recorded at 93% while income increased by 9%.

In Cheung Sha Wan, *Park Building*, which is an industrial building converted into offices during the last financial year, the occupancy rate for the development's first year of operation stood at 60%.

## Industrial/Office Sector

Demand for properties in this sector dropped during the year due to the poor economy, the increasing amount of properties available and the general downward rental adjustment within the office property sector. We have 81,000 sq.m. of industrial/office property space, primarily in Cheung Sha Wan and Kwai Chung. The overall occupancy level at these properties during the financial year stood at 82%, similar to last year's levels. Total rental revenue however dropped 4% to HK$93.2 million.

## Residential Sector

The retail market for luxury residential properties weakened noticeably during the year. With corporations continuing to decrease their staff housing allowances, low to middle rental budgets dominated the leasing market for luxury rental apartments.As a result, total revenue from the rental of residential properties fell by 18% to HK$107.2 million.

*The Summit* on Stubbs Road on Hong Kong Island received its Occupation Permit in January 2002. This 70-storey residential tower with its 52 duplex (each of 302 sq.m.) and 2 double duplex (each of 603 sq.m.) apartments is set to become a Hong Kong Island landmark. Built on a 3,045 sq.m. site, each apartment boasts its own lift lobby, double height ceilings in the living area and four-bedroom and is equipped with state of the art appliances, home automation and telecommunication systems. Units were offered for lease in June 2002 and initial response has been encouraging. The first tenants will move into the building before the end of 2002.

*Burnside Estate* in Hong Kong South maintained its average occupancy at 93% although rental revenue dropped by 2% from the previous year. The turnover of tenants in the HK$100,000 plus rental budget range was high.

We have continued our programme of selling units at *Garden Terrace* in Mid-Levels. By the end of the fiscal year, we had sold 63 of the 74 four-bedroom units in the development.



御峰
*The Summit*

投資物業面積
Investment Property Size
於六月三十日 at 30 June


(千平方米)
('000 sq.m.)
1,000
750
500
250
0
1998
1999
2000
2001
2002
住宅 Residential
寫字樓／工業 Office / Industrial
商舖 Commercial

先進之電器、自動家居系統及電訊系統。該等單位已於二零零二年六月推出市場租賃，初步反應令人鼓舞。首批租戶將於二零零二年年底前遷入。

位於港島南區之***濱景園***之平均租出率仍維持百分之九十三之水平，租金收入則較上年度下降百分之二。租金額超過港幣十萬元之租戶之流失率較高。

本集團繼續銷售位於半山區之***花園臺***單位。於財政年度結算日，本集團已售出花園臺七十四個四睡房豪宅其中之六十三個。

## 停車場

本集團被譽為香港最佳停車場經營者之一。由於在自行開發之軟件系統作出投資以及貫徹採納ISO9002國際質量標準，因此本集團之停車場管理業務於年內繼

## 按地域性分析之投資物業 Geographical Analysis of Investment Properties

於二零零二年六月三十日 at 30 June 2002

| | | 樓面面積(千平方米) Gross Floor Area ('000 sq.m.) | | | | 車位數目 No. of Carparking Spaces | 二零零一／零二年度租金收入(百萬元) 2001/02 Rental Revenue ($Million) | | | | |
|---|---|---|---|---|---|---|---|---|---|---|---|
| | | C | O/I | R | Total | | C | O/I | R | CP | Total |
| **香港** | **Hong Kong** | | | | | | | | | | |
| *港島：* | *Hong Kong Island:* | | | | | | | | | | |
| 中環及金鐘 | Central & Admiralty | 10.1 | 40.5 | – | 50.6 | 16 | 108.8 | 154.3 | – | – | 263.1 |
| 銅鑼灣及灣仔 | Causeway Bay & Wanchai | 40.8 | 38.8 | 8.0 | 87.6 | 418 | 218.3 | 127.2 | 11.6 | 11.0 | 368.1 |
| 康山及鰂魚涌 | Kornhill & Quarry Bay | 54.1 | 37.3 | – | 91.4 | 1,159 | 192.6 | 72.3 | – | 29.5 | 294.4 |
| 山頂及半山區 | The Peak and Mid-Levels | 12.5 | – | 18.3 | 30.8 | 587 | 41.3 | – | 13.4 | 9.8 | 64.5 |
| 港島南區 | Hong Kong South | – | – | 9.2 | 9.2 | 89 | – | – | 44.5 | – | 44.5 |
| *九龍：* | *Kowloon:* | | | | | | | | | | |
| 旺角# | Mongkok# | 24.1 | 46.9 | – | 71.0 | 1,433 | 161.5 | 89.9 | – | 49.4 | 300.8 |
| 尖沙咀 | Tsimshatsui | 6.1 | 11.1 | 0.1 | 17.3 | – | 26.2 | 44.0 | 0.5 | – | 70.7 |
| 牛頭角及觀塘 | Nagu Tau Kok and Kwun Tong | 60.6 | 8.6 | – | 69.2 | 785 | 262.8 | 2.0 | – | 21.9 | 286.7 |
| 長沙灣、葵涌及荃灣 | Cheung Sha Wan, Kwai Chung & Tsuen Wan | 4.5 | 86.3 | 20.1 | 110.9 | 546 | 2.5 | 103.6 | 37.2 | 6.4 | 149.7 |
| **上海** | **Shanghai** | | | | | | | | | | |
| 徐匯區# | Xuhui District# | 46.9 | 58.0* | 41.5* | 146.4 | 1,100 | 60.0 | – | 19.4 | – | 79.4 |
| 靜安區# | Jing An District# | 46.3 | 141.5* | – | 187.8 | 486 | 67.9 | 111.0 | – | – | 178.9 |
| **總計** | **Total** | 306.0 | 469.0 | 97.2 | 872.2 | 6,619 | 1,141.9 | 704.3 | 126.6 | 128.0 | 2,100.8 |

*# 包括恒隆地產之應佔權益 Including Hang Lung Properties' attributable interest*
*C: 商舖 Commercial*
*O/I: 寫字樓／工業 Office/Industrial*
*R: 住宅 Residential*
*CP: 停車場 Car Parks*

** 包括發展中物業 Including property under development*

租金收入
Rental Revenue
截至六月三十日止年度 for the year ended 30 June


(百萬元 $Million)
3,000
2,250
1,500
750
0
1998
1999
2000
2001
2002
停車場 Carparks
住宅 Residential
寫字樓／工業 Office / Industrial
商舖 Commercial

### Car Parks Sector

Our car park operations are regarded as among the best in Hong Kong. We have had a smooth year of operations as a result of our investment in effective in-house software and our adherence to the internationally recognised ISO 9002 quality system. Total parking revenue dropped 9% to HK$128.0 million. This is attributed to both the decreasing monthly parking demand in urban areas as a result of demographic changes and the slow economy. Hourly parking business however has remained satisfactory in most of our well-located car parks.

## SHANGHAI

The financial year began with the opening of a new key note development in Shanghai -Plaza 66, a 52,000 sq.m. shopping mall with 66 storeys of offices - and verification of the success of The Grand Gateway complex which we opened in 1999.

*The Grand Gateway* is Shanghai's largest shopping complex and is fully leased. The Group holds a 47.25% interest in this shopping mall, which is located above Shanghai's largest subway station, Xujiahui Station.

*The Grand Gateway Garden*, a 33,500 sq.m. 34-storey residential tower with 268 two and three-bedroom luxuriously furnished apartments, was 96% leased by the end of the financial year. The group holds a 47.25% interest in this development.

*Plaza 66* at Nan Jing Xi Lu had its grand opening in July 2001 and is practically fully-leased. Its ground level shopping facility features leading international brand names such as Cartier, Chanel and Louis Vuitton and it is attracting high traffic flows of customers, not only from Shanghai but also from nearby provinces. The 66-storey office tower above is fully leased and is occupied primarily by multinational companies. The Group holds an 89% interest in Plaza 66.

## HOTEL OPERATIONS

Grand Hotel Holdings, like most participants in Hong Kong's hospitality industry, has continued to face a difficult year. Shorter visits and reduced number of trips made by business travellers and tourists alike have exerted downward pressure on room rates. Revenue decreased by 17% to HK$223.5 million, mainly due to a reduction in room rates at our hotels.

Our hotels, the ***Grand Plaza Hotel***, ***Grand Tower Hotel*** and ***The Wesley*** continued to out perform the industry's average occupancy levels of 81%, at the expense of room rates, with average occupancy at the Grand Plaza Hotel 86%, Grand Tower Hotel 89%, and The Wesley 93%.

We were similarly pleased with business at our two serviced apartment complexes – Grand Plaza Apartments and The Bay



恒隆廣場．上海
*Plaza 66, Shanghai*



*港匯廣場．上海*
*The Grand Gateway, Shanghai*

續順暢運作。鑑於人口分佈之變化導致市區停車場之月租需求減少，加上經濟放緩，本集團來自停車場業務之整體收入下降百分之九至港幣一億二千八百萬元。然而，本集團大部份位置理想的停車場之時租業務仍維持理想之水平。

## 上海

於本財政年度之年初，擁有五萬二千平方米購物商場及樓高六十六層辦公室大樓之恒隆廣場正式啓業，標誌着本集團在上海另一項新發展，而於一九九九年啓業之港匯廣場亦同時證明其效益。

***港匯廣場***乃上海最大之購物商場，現已全部租出。該物業座落於上海最大之地鐵站徐家匯地鐵站之上蓋，本集團持有港匯廣場百分之四十七點二五權益。

***港匯花園***佔地三萬三千五百平方米，為一幢樓高三十四層之住宅大樓，提供二百六十八個設施齊全之兩睡房及三睡房豪華寓所，截至年結日已租出百分之九十六。本集團持有該物業百分之四十七點二五權益。

位於南京西路之***恒隆廣場***已於二零零一年七月正式啓業，現已接近全部租出。該物業之地面商舖雲集卡地亞、香奈兒及路易威登等國際品牌店，吸引上海本土及鄰近省市之大量顧客人流。至於恒隆廣場樓高六十六層之辦公室大樓亦已全部租出，租戶大部份為大型跨國公司。本集團持有恒隆廣場百分之八十九權益。

## 酒店業務

與香港大部份酒店同業一樣，格蘭酒店集團繼續面對困難之一年。商務旅客及一般旅客均縮短留港時間及減少訪港旅程，對香港各類酒店之房租持續構成下調壓力。酒店收入下降百分之十七至港幣二億二千三百五十萬元，主要由於旗下酒店之房租下調所致。

本集團屬下酒店包括***康蘭酒店***、***雅蘭酒店***及***衛蘭軒***，彼等之入住率均續較酒店業百分之八十一之平均數為高，代價為房租下調。康蘭酒店之平均入住率為百分之八十六、雅蘭酒店為百分之八十九、衛蘭軒為百分之九十三。

本集團旗下之服務式寓所物業包括康蘭豪華寓所及汀蘭居，本集團對彼等之業務表現續感欣喜。彼等之入住率分別為百分之九十一及百分之八十。

由於經濟不景，本集團之飲食業務深受影響。本集團繼續透過精簡人手及中央形式運作以控制成本。於回顧年度內，本集團食肆之總收入為港幣二千四百九十萬元，較去年度減少百分之三十三。

## 財務及資金管理

於二零零二年六月三十日，本集團之綜合銀行借貸淨額（扣除現金及銀行存款）為港幣五十八億元，去年同期則為港幣八十一億三千三百萬元。銀行借貸減少乃由於本集團於財政年度下半年發行首項港元可換股債券所致。發

Bridge – which recorded occupancy levels of 91% and 80% respectively.

Our food and beverage business was suffering badly due to the poor economy, and we continue to control our costs by rationalising manpower and centralising work functions. Total revenue from our food and beverage outlets for the last financial year was recorded at HK$24.9 million, a decrease of 33% over the previous year's figures.

## FINANCE AND TREASURY OPERATIONS

As at 30 June 2002, the Group's consolidated net bank borrowings (after deducting cash and bank deposits) totalled HK$5,800 million compared to HK$8,133 million last year. The level of bank borrowings decreased as the Group issued the first Hong Kong Dollar Convertible Bonds in the second half of the financial year. The aggregate principal of the bonds issued amounted to HK$3,450 million and the purpose of the issue was to raise low cost, fixed rate funding for the Group for a period of five years. The bonds have a coupon of 3.4% and are convertible into the ordinary shares of Hang Lung Properties Limited at a conversion price of HK$9 per share. On full conversion of the Convertible Bonds, the Group's overall debt equity ratio is expected to be lower.

During the year, the Group arranged three syndication loans in the market. In October 2001, the Group arranged a HK$1 billion loan split equally into three and four year term and revolving loan with 7 members of the Hong Kong Bank Consortium Trust. In February 2002, a HK$3 billion loan facility, which was equally divided into five-year revolver and seven-year term loan, was completed and received very strong support from 14 leading international banks. In May 2002, the Group arranged another HK$4 billion loan split equally between HK$2 billion five-year revolver and HK$2 billion seven-year term loan with 15 leading international banks. The transactions reflected the strong credit rating of the Group and the confidence of the banking community in the Group's prudent financial management.

The Group's liquidity position remains strong with available undrawn bank facilities together with bank deposits as at 30 June 2002 amounting to HK$10,511 million, which comprised HK$3,673 million bank deposits, HK$5,038 million committed facilities and HK$1,800 million demand facilities. The ample financial resources available to the Group will provide adequate funding for the Group's operational requirements and also put us in a favourable position to take advantage of potential acquisitions.

All of the Group's bank borrowings are unsecured, and it is the Group's policy to lengthen its debt maturity profile by refinancing its debts with medium to long term committed facilities. Of the total bank borrowings as at 30 June 2002, 3% is repayable within one year, 53% is repayable between 1 to 4 years and 44% is repayable between 4 to 7 years.

Borrowing methods used by the Group include syndicated loans, term loans, floating rate notes and revolving facilities with short to medium term maturities, denominated mainly in Hong Kong dollars. The interest rates for all borrowings are floating rate, fixed periodically by reference to the Hong Kong Interbank Offered Rate. When appropriate, the Group used financial instruments to manage its exposure to changing interest rates. In order to benefit from the low interest rates prevailing in the Hong Kong market, the Group concluded interest rate swap agreements with reputable financial institutions to hedge its floating rate interest exposure. As at 30 June 2002, 18% of the Group's borrowings are hedged to fixed interest rates.

## EMPLOYEES

During the year under review, Group employees numbered 2,155, including 521 people in Shanghai. The rest of our employees operate in Hong Kong.

To continue to enhance the competencies of our staff and the level

行之債券之本金總額為港幣三十四億五千萬元，而該項發行之目的乃為本集團籌集為期五年之低成本定息資金。該項債券之利率為三點四厘，並可按換股價每股港幣九元轉換為恒隆地產有限公司之普通股。倘可換股債券獲悉數換股，預期本集團之整體債項與股權比率將下降。

年內，本集團在市場安排三項銀團貸款。於二零零一年十月，本集團安排一項港幣十億元之循環貸款(按各五成之金額分配為三年期及四年期)，獲得香港銀聯信託有限公司七間成員銀行之支持。於二零零二年二月，本集團完成安排一項港幣三十億元貸款(按各五成之金額分配為五年期循環貸款及七年期定期貸款)，獲得十四間主要國際銀行踴躍支持。於二零零二年五月，本集團與十五間主要銀行完成安排另一項港幣四十億元貸款(港幣二十億元為五年期循環貸款及港幣二十億元為七年期定期貸款)。該等交易顯示本集團擁有昭著之信貸聲譽及銀行界對本集團之審慎財務管理深具信心。

本集團繼續維持穩健之流動資金水平。於二零零二年六月三十日，本集團尚未動用之銀行信貸額連同銀行存款合共為港幣一百零五億一千一百萬元，其中港幣三十六億七千三百萬元為銀行存款、港幣五十億三千八百萬元為承諾信貸額，而港幣十八億元為活期信貸。本集團擁有充裕資金，除足以提供本集團之營運資金所需外，亦令本集團處於有利位置，可於適當機會出現時進行物業收購。

本集團之銀行貸款為無抵押，而本集團之政策乃把到期之債項以中至長期之承諾信貸進行再融資，從而攤長本集團之債項年期。於二零零二年六月三十日，本集團之銀行貸款總額百分之三須於一年內償還、百分之五十三須於一至四年內償還，而百分之四十四則須於四至七年內償還。

本集團使用之貸款方式包括銀團貸款、定期借款、浮息票據及循環信貸，還款期由短至中期不等，並主要以港幣為單位。該等貸款大部份均採用浮息計算利息，並定期參照香港銀行同業拆息而釐定利息。當情況恰當時，本集團採用財務工具以管理利率變化所帶來之風險。為了從香港市場持續的低息環境中受惠，本集團與知名財務機構訂立利率掉期協議，藉此為本集團的浮息風險作出對沖。於二零零二年六月三十日，本集團百分之十八之借貸乃以定息對沖。

## 僱員

於回顧年度內，本集團之僱員人數為二千一百五十五人，包括在上海僱用之五百二十一人，餘數為香港僱員。

為了持續加強員工之才能及提高客戶服務之水平，本集團於年內舉辦多項培訓計劃。該等計劃以語言技能為主，包括「物業管理員實用英語課程」、「停車場管理員基礎英語課程」及「停車場管理員實用普通話課程」。此外，去年參與初級普通話課程之員工於年內獲安排升讀「中級實用普通話課程」。其他課程尚包括「物業服務員基本安全事宜課程」，這貫徹了本公司一向重視其僱員及物業使用者之安全。

本集團之一貫政策乃鼓勵促進員工社群內之良好友誼關係。年內舉辦多項外遊及康體活動，其中包括為員工及其家眷舉辦深圳、東莞及廣州兩日遊，而本集團之康體會亦安排員工參與多項活動，包括「海洋公園嘉年華晚會」、「無國界醫生野外定向競賽」、麻將和保齡球比賽及特色烹飪班。

## 社會責任

恒隆甚為重視其對業務地區之社群所肩承之社會責任，並以實質及非實質方式給予支持，涵蓋之支持範圍包括環境、教育、健康護理、幼兒護理及青少年活動等。

由於本集團從長線着眼於此等工作，因此無法按年度評估其成效。然而，本集團可作出報告，截至本報告日，本集團向在香港和中國近三十個組織所捐助的金額合共已達港幣二百九十萬元。本集團現正發展一項策略，可於未來歲月增加本集團對青少年及鄰舍組織之支持。此項支持包括為青少年提供就業機會，以及對與青少年、鄰舍及良好公民等值得關注之重點活動提供財政支持。本集團抱有信心，於下年度之年報內，本集團可細述此項新策略所取得之實質及實益成果。

of customer service they provide, a number of training programmes were organised during the year. These programmes focused mainly on language skills - "Practical English for Building Management Personnel" for operational staff, "Basic English for Car Park Attendants" and "Practical Putonghua for Car Park Attendants". A "Practical Putonghua - Intermediate" course was also arranged to further develop the knowledge inculcated through the previous year's introductory Putonghua training. Also provided during the year was a "General Safety Course for Building Services Personnel", emphasising the importance the Company attaches to the safety of both employees and users of its buildings.

The Group's long-standing policy of encouraging friendly relations within its community of employees was again reflected in the organisation of a number of special outings and sporting activities. These included a company-organised 2-day tour of Shenzhen, Dongguan and Guangzhou for staff members and their families. The Company's Sports Association offered our employees a wide-ranging programme of functions including a visit to the Ocean Park Saturday Night Carnival, Médecins Sans Frontières Orienteering Competition, mahjong and bowling competitions, and special interest classes in cookery.

## SOCIAL RESPONSIBILITY

At Hang Lung, we are serious about our social responsibility to the communities within which we operate. This support is both tangible and visionary and covers a broad spectrum of fields from the environment and education through to health, child care and activities for young people.

Because we have adopted a long term outlook to our work in these areas, it is impossible to assess results on an annual basis. However, we can report that almost 30 organisations in Hong Kong and Mainland China have benefited from HK$ 2.9 million sponsorship to date. We are developing a strategy that will increase our involvement in youth and neighbourhood groups over the coming years. This involvement will range from developing career opportunities for young people through to financial support of worthy causes that focus on youth, neighbourhoods and good citizenship issues. We are confident that in next year's Annual Report we will be in a position to describe in detail concrete and tangible results of this new strategy.



*恒隆員工外遊活動*
*Hang Lung Staff Outing*



*待業青年招聘日*
*Career Expo*

# 董事簡介
# PROFILE OF DIRECTORS

**陳啟宗先生**
*主席*

陳先生現年五十二歲，於一九七二年加盟本集團，一九九一年出任主席。彼亦為恒隆兩間附屬公司—恒隆地產有限公司及格蘭酒店集團有限公司之主席。陳先生為渣打集團之董事局成員，並出任香港地產建設商會副會長、港美商務委員會—香港委員會及亞洲商業協會主席、亞洲協會副主席兼亞洲協會(香港分會)主席以及東西中心董事局成員。陳先生亦為香港及海外多間大學及智囊團之管理機構或諮詢機構之成員。彼為美國南加州大學工商管理學系碩士，為本公司非執行董事陳樂宗先生之胞兄。

**殷尚賢先生**
*副主席(獨立非執行董事)*

殷先生現年七十一歲，於一九七零年加盟本集團，曾擔任董事局多個職位，包括由一九八六年至一九九二年出任董事總經理，並自一九九二年起出任副主席。殷先生在物業投資及發展方面積逾二十年經驗，且為資深銀行家，獲英國銀行學會頒授銀行學文憑。彼現亦為恒隆地產有限公司及格蘭酒店集團有限公司之副主席(獨立非執行董事)。

**袁偉良先生**
*董事總經理*

袁先生現年五十一歲，於一九七八年加盟恒隆出任本公司之財務總監。一九八一年晉升為助理董事，開始處理本集團各類業務。彼於一九八八年出任執行董事，繼而於一九九二年獲委任為董事總經理。加盟恒隆前，袁先生在英國及香港之執業會計師行任職共四年。彼畢業於英國曼徹斯特大學，為英格蘭和威爾斯特許會計師協會資深會員，亦為香港會計師公會會員。袁先生擔任多項社會及行業相關之職務，包括香港地產建設商會董事及執行委員會委員、香港房屋協會成員和土地及建設諮詢委員會土地小組委員。袁先生亦為恒隆地產有限公司及格蘭酒店集團有限公司之董事總經理。

**Mr. Ronnie Chichung Chan**
*Chairman*

Aged 52, Mr. Chan joined the Group in 1972 and became Chairman in 1991. He is also Chairman of Hang Lung Properties Limited and Grand Hotel Holdings Limited, both subsidiaries of Hang Lung Group. Mr. Chan serves on the Board of Directors of Standard Chartered PLC. He is a Vice-President of The Real Estate Developers Association of Hong Kong, Chairman of the Hong Kong - United States Business Council and of Asia Business Council, a Vice Chairman of the Asia Society and Chairman of its Hong Kong Center and a Governor of the East-West Center. Mr. Chan also serves on the governing or advisory bodies of several universities and think-tanks in Hong Kong and beyond. He has an MBA from the University of Southern California, U.S.A., and is a brother of Mr. Gerald Chan, a Non-Executive Director of the Company.

**Mr. Shang Shing Yin**
*Vice Chairman (Independent Non-Executive)*

Aged 71, Mr. Yin joined the Group in 1970, held various positions on the Board, including Managing Director between 1986 and 1992, and has been the Vice Chairman since 1992. He has over 20 years of experience in the fields of property investment and development and is a qualified banker with a Banking Diploma from The Chartered Institute of Bankers in London, U.K. Mr. Yin is also the Vice Chairman (Independent Non-Executive) of Hang Lung Properties Limited and Grand Hotel Holdings Limited.

**Mr. Nelson Wai Leung Yuen**
*Managing Director*

Aged 51, Mr. Yuen has been with Hang Lung since 1978 when he joined the Company as its Financial Controller. In 1981 he became an Assistant Director and began to assume various operating responsibilities in the Group. In 1988 he became an Executive Director and was appointed Managing Director in 1992. Prior to joining Hang Lung, Mr. Yuen practised public accounting for four years in England and in Hong Kong. He is a graduate of the University of Manchester, U.K., a Fellow of The Institute of Chartered Accountants in England and Wales and an Associate of the Hong Kong Society of Accountants. Mr. Yuen holds several public and industry - related positions including being a Director and Member of the Executive Committee of The Real Estate Developers Association of Hong Kong, a Member of the Hong Kong Housing Society, and a Member of the Land Sub-committee of the Land and Building Advisory Committee. Mr. Yuen is also the Managing Director of Hang Lung Properties Limited and Grand Hotel Holdings Limited.

**陳樂宗先生**
*非執行董事*

陳先生現年五十一歲，自一九八六年起出任本公司董事。彼獲洛杉磯加州大學頒授工程學學士及碩士學位，並獲哈佛大學頒授博士學位。陳先生為多間投資及控股公司之董事，亦為本集團主席陳啟宗先生之胞弟。

**陳樂怡女士**
*非執行董事*

陳女士現年五十三歲，於一九九七年四月加盟本集團，在本港及美國之金融服務行業工作逾十五年，自一九九三年起出任私人投資企業常興集團之董事。陳女士及其公司常興投資管理有限公司均依據證券條例規定，被證券及期貨事務監察委員會批准註冊為投資顧問，並積極管理環球(尤其發展中國家)資本市場之投資。陳女士為華盛頓州喬治華盛頓大學工商管理學系碩士，並持有維珍尼亞大學國際銀行學深造證書。彼為多間公司之董事，並積極參與慈善及志願服務，現亦為恒隆地產有限公司及格蘭酒店集團有限公司之非執行董事。

**鄭漢鈞博士**
*金紫荊星章、太平紳士*
*獨立非執行董事*

鄭博士現年七十五歲，於一九九三年加盟本集團。鄭博士持有天津大學工程學學士學位及英國倫敦皇家學院深造文憑，並為英國倫敦皇家學院資深院士。彼為香港工程師學會之前主席及該會名譽資深會員，亦為香港工程科學院資深會員，以及英國結構工程師學會前副主席及該會資深會員。鄭博士為香港建築物條例之認可人士及香港註冊結構工程師，並身兼多間公司之董事。鄭博士曾為行政及立法兩局議員。現擔任之公職包括香港房屋委員會及交通諮詢委員會之主席。彼亦為恒隆地產有限公司及格蘭酒店集團有限公司之獨立非執行董事。

**Mr. Gerald Lokchung Chan**
*Non-Executive Director*

Aged 51, Mr. Chan has been a Director of the Company since 1986. He has Bachelor's and Master's degrees in Engineering from the University of California, Los Angeles, and a Doctorate from Harvard University. Mr. Chan is a director of a number of investment and holding companies. He is a brother of Mr. Ronnie Chan, Chairman of the Group.

**Ms. Laura Lok Yee Chen**
*Non-Executive Director*

Aged 53, Ms. Chen joined the Group in April 1997, has been involved in the financial services industry for over fifteen years locally and in the U.S.A., and since 1993 has been a director of the Sterling Group, a private investment entity. Both Ms. Chen and her company Sterling Asset Management (BVI) Limited are registered as Investment Advisers by the Securities and Futures Commission under the Securities Ordinance, and actively manage investments in global capital markets, in particular in developing countries. Ms. Chen holds an MBA from the George Washington University in Washington, DC, and a post-graduate certificate in International Banking from the University of Virginia. Ms. Chen also serves on the boards of several companies and actively participates in charitable and voluntary services. Ms. Chen is also a Non-Executive Director of Hang Lung Properties Limited and Grand Hotel Holdings Limited.

**Dr. Hon Kwan Cheng,** *GBS, JP*
*Independent Non-Executive Director*

Aged 75, Dr. Cheng joined the Group in 1993. Dr. Cheng obtained an engineering degree from Tianjin University and a post-graduate diploma from Imperial College, London, U.K., of which he is a Fellow. He is a past President and Honorary Fellow of The Hong Kong Institution of Engineers, Fellow of the Hong Kong Academy of Engineering Sciences, and past Vice President and Fellow of The Institution of Structural Engineers, U.K. An Authorised Person and Registered Structural Engineer in Hong Kong, Dr. Cheng holds a number of directorships. He has been a Member of both the Executive and Legislative Councils. Among his current public posts, he is Chairman of the Hong Kong Housing Authority and the Transport Advisory Committee. Dr. Cheng is also an independent Non-Executive Director of Hang Lung Properties Limited and Grand Hotel Holdings Limited.

**何世良先生**
*執行董事*

何先生現年六十四歲，於一九七七年加盟恒隆，一九九三年獲委任為本公司之執行董事，負責工程策劃管理。彼獲香港大學頒授建築學學士學位，並為英國皇家建築師協會、澳洲皇家建築師學會及香港建築師學會之會員。何先生為英國及澳洲註冊建築師，並為香港建築物條例認可人士(第一名冊)之建築師。於加盟恒隆前，何先生乃前港府之建築師。彼亦為恒隆地產有限公司之執行董事。

**葉錫安先生**
*太平紳士*
*獨立非執行董事*

葉先生現年五十三歲，於一九九八年七月加入董事局。彼為執業律師及公證人，並為孖士打律師行高級合夥人。葉先生熱心社會服務工作，曾任立法局議員及香港律師會會長，現為香港教育學院校董會主席及香港公益金之執行委員會及董事會成員。彼為香港賽馬會之董事及多個公務組織之委員，並擔任香港大學及清華大學之名譽職位以及出任數個專業團體和公共機構之名譽法律顧問。

**吳士元先生**
*執行董事*

吳先生現年四十二歲，於二零零一年加盟本集團出任執行董事。加盟恒隆前，吳先生曾於一九九三年起任職佐丹奴國際有限公司之執行董事及財務總監。吳先生於香港聯合交易所有限公司之財務科及上市科任職逾五年，在任期間，彼被委派到倫敦證券交易所上市部。在此之前，吳先生曾於羅兵咸永道會計師事務所擁有資深的核數經驗。吳先生為澳洲執業會計師公會會員，彼持有澳洲新南威爾斯大學學士學位及亞洲國際公開大學工商管理碩士學位。吳先生亦為恒隆地產有限公司及格蘭酒店集團有限公司之執行董事。

**Mr. Wilfred Sai Leung Ho**
*Executive Director*

Aged 64, Mr. Ho joined Hang Lung in 1977 and was appointed Executive Director of the Company in 1993 with responsibility for project management. He has a Bachelor's degree in Architecture from the University of Hong Kong and is a Member of the Royal Institute of British Architects, the Royal Australian Institute of Architects and The Hong Kong Institute of Architects. He is a Registered Architect in the United Kingdom and Australia, and an Authorised Person (List 1) in Hong Kong. Prior to joining Hang Lung, Mr. Ho was an architect with the Hong Kong Government. He is also an Executive Director of Hang Lung Properties Limited.

**Mr. Simon Sik On Ip,** *JP*
*Independent Non-Executive Director*

Aged 53, Mr. Ip joined the Board in July 1998. Mr. Ip is a solicitor and Notary Public, and is the Senior Partner of Johnson Stokes and Master. Mr. Ip has a distinguished record of public service. A former Legislative Councillor and past President of The Law Society of Hong Kong, he is currently Chairman of the Council of the Hong Kong Institute of Education and a Member of the Executive Committee and the Board of Directors of the Community Chest of Hong Kong. He is a Steward of the Hong Kong Jockey Club and a member of a number of other public bodies, holds honorary positions in the University of Hong Kong and Tsinghua University, and is an Honorary Legal Adviser to several professional associations and public organisations.

**Mr. Terry Sze Yuen Ng**
*Executive Director*

Aged 42, Mr. Ng has been with the Group as an Executive Director since 2001. Prior to joining Hang Lung, Mr. Ng was the Executive Director and Chief Financial Officer of Giordano International Limited, where he had worked since 1993. Mr. Ng has also worked in the Finance Division and Listing Division of The Stock Exchange of Hong Kong Limited for more than five years. During his time there, Mr. Ng was seconded to the Listing Group of the London Stock Exchange. Prior to that, he gained extensive experience in the auditing field at PricewaterhouseCoopers. Mr. Ng is a member of CPA Australia and holds a Bachelor of Commerce degree from the University of New South Wales, Australia, as well as a Master of Business Administration degree from the Asia International Open University. Mr. Ng is also an Executive Director of Hang Lung Properties Limited and Grand Hotel Holdings Limited.

# 高級行政人員簡介
# PROFILE OF SENIOR EXECUTIVES

**程式榮先生**
*公司秘書兼助理董事 — 財務*

程先生現年五十二歲，於一九八八年加盟本集團出任集團財務總監，一九九一年獲委任為公司秘書，二零零二年獲委任為助理董事—財務。彼持有澳洲工商管理學學士學位，並為英國特許公認會計師公會、英國特許管理會計師公會、特許秘書及行政人員公會、香港會計師公會及香港稅務學會資深會員，英國銀行學會會員及澳洲會計師公會高級會員。

**侯蓮娜女士**
*助理董事 — 租務及管理*
*(恒隆地產有限公司)*

侯女士現年四十六歲，於一九九四年加盟本集團。彼持有加拿大應用地理學學士學位，主修房地產發展及零售／商業地點分析。彼亦持有美國西北大學之Kellogg School of Management以及香港科技大學工商管理學院聯合頒授之行政人員工商管理碩士學位。侯女士於國際租賃及物業管理積逾二十年經驗，並獲Real Estate Institute of Canada授予Certified Leasing Officer專業資格。

**高伯遒先生**
*助理董事 — 工程策劃*
*(恒隆地產有限公司)*

高先生現年四十三歲，於一九九四年加盟本集團出任高級工程策劃經理，並於二零零二年獲委任為恒隆地產有限公司之助理董事，專責工程策劃管理。彼持有英國利物浦大學(榮譽)文學士學位及(榮譽)建築學學士學位，並為英國皇家建築師協會及香港建築師學會之會員。高先生為英國及香港註冊建築師。於加盟恒隆前，高先生曾在英國、美國及香港任建築師。

**黃為山先生**
*助理董事 — 市務*
*(恒隆地產有限公司)*

黃先生現年五十二歲，於一九七零年代曾在恒隆服務，並於一九八二年再度加盟本集團。彼持有加拿大英屬哥倫比亞大學科學學士學位以及城市經濟及按揭貸款深造文憑。

## Mr. Robin Sik Wing Ching

*Company Secretary &*
*Assistant Director – Finance*

Aged 52, Mr. Ching joined the Group in 1988 as Group Financial Controller and was appointed Assistant Director - Finance in 2002, having been appointed Company Secretary in 1991. He holds a Bachelor of Business degree from Australia, is a Fellow of The Association of Chartered Certified Accountants, The Chartered Institute of Management Accountants, The Institute of Chartered Secretaries and Administrators, the Hong Kong Society of Accountants and The Taxation Institute of Hong Kong, an Associate of The Chartered Institute of Bankers, and a Certified Practising Accountant of CPA Australia.

## Ms. Lana Anna Howell

*Assistant Director – Leasing & Management*
*(Hang Lung Properties Limited)*

Aged 46, Ms. Howell joined the Group in 1994. She holds a Bachelor's degree in Applied Geography from Canada, specialising in Real Estate Development and Retail/Commercial Location Analysis. She also has an Executive MBA degree jointly awarded by Kellogg School of Management of Northwestern University in the U.S.A. and The School of Business and Management of the Hong Kong University of Science and Technology. Ms. Howell has over 20 years of international leasing and property management experience, and has earned the professional designation of Certified Leasing Officer from the Real Estate Institute of Canada.

## Mr. William Pak Yau Ko

*Assistant Director – Project Management*
*(Hang Lung Properties Limited)*

Aged 43, Mr. Ko joined the Group in 1994 as Senior Project Manager and was appointed Assistant Director in 2002 with responsibility for project management. He has a Bachelor of Arts degree (Hons.) and a Bachelor of Architecture degree (Hons.) from the University of Liverpool, U.K. He is a Member of the Royal Institute of British Architects and The Hong Kong Institute of Architects. He is a Registered Architect in the United Kingdom and Hong Kong. Prior to joining Hang Lung, Mr. Ko practised architecture in the United Kingdom, U.S.A. and Hong Kong.

## Mr. Wilson Wong

*Assistant Director – Marketing*
*(Hang Lung Properties Limited)*

Aged 52, Mr. Wong worked in Hang Lung in the 1970s and rejoined the Group in 1982. He holds a Bachelor of Science degree from the University of British Columbia, Canada, and post-graduate qualifications from the same university in Urban Land Economics and Mortgage Lending.

# 集團主要物業
# MAJOR GROUP PROPERTIES

## (A) 主要發展中物業
## Major Properties Under Development

於二零零二年六月三十日
at 30 June 2002

| 地點<br>Location | 地盤面積（平方米）<br>Site Area (sq.m.) | 主要用途<br>Main Usage | 總樓面面積（平方米）<br>Total Gross Floor Area (sq.m.) | 集團應佔權益（百分率）<br>Group's Attributable Interest (%) | 施工階段<br>Stage of Completion | 預計落成日期<br>Expected Completion Date |
|---|---|---|---|---|---|---|
| **香港<br>Hong Kong** | | | | | | |
| The HarbourSide<br>柯士甸道西一號，<br>九龍內地段11080號<br>KIL 11080, 1 Austin Road West | 13,386 | R | 128,845 | 60.3 | 建築上蓋<br>Superstructure | 2003 |
| 西九龍填海區興華街西，<br>新九龍內地段6338號<br>NKIL 6338, Hing Wah Street West,<br>West Kowloon Reclamation | 14,900 | R<br>C | 96,850*<br>22,350 | 51.3 | 建築上蓋<br>Superstructure | 2003 |
| 西九龍填海區海輝道，<br>九龍內地段11152號<br>KIL 11152, Hoi Fai Road,<br>West Kowloon Reclamation | 20,200 | R<br>C | 131,300<br>20,200 | 60.3 | 建築上蓋<br>Superstructure | 2004 |
| 何文田孝民街，<br>九龍內地段11122號<br>KIL11122, Hau Man Street,<br>Ho Man Tin | 1,420 | R<br>C | 10,654<br>2,131 | 60.3 | 建築上蓋<br>Superstructure | 2003 |
| 屯門虎地，<br>屯門市地段415號<br>TMTL415, Fu Tei, Tuen Mun | 3,904 | R<br>G | 5,571<br>2,787 | 100 | 建築上蓋<br>Superstructure | 2002 |

* 約百分之三十之住宅面積將撥交居者有其屋計劃
*About 30% of the residential area will be allocated to Home Ownership Scheme*

## (A) 主要發展中物業 續
## Major Properties Under Development continued

於二零零二年六月三十日
at 30 June 2002

| 地點<br>Location | 地盤面積（平方米）<br>Site Area (sq.m.) | 主要用途<br>Main Usage | 總樓面面積（平方米）<br>Total Gross Floor Area (sq.m.) | 集團應佔權益（百分率）<br>Group's Attributable Interest (%) | 施工階段<br>Stage of Completion | 預計落成日期<br>Expected Completion Date |
|---|---|---|---|---|---|---|
| **香港<br>Hong Kong** | | | | | | |
| 荃灣沙咀道363號名逸居，<br>荃灣市地段396號<br>New Haven, TWTL396,<br>363 Sha Tsui Road, Tsuen Wan | 5,620 | R | 43,066 | 100 | 建築上蓋<br>Superstructure | 2002 |
| 地鐵東涌站第一期物業發展，<br>東涌市地段2號<br>MTRC Tung Chung Station<br>Development Package One, TCTL2 | 6,300 | H | 22,000 | 20 | 計劃中<br>Planning | 不適用<br>N/A |
| **上海<br>Shanghai** | | | | | | |
| 徐匯區<br>徐家匯華山路2228號<br>港匯廣場<br>The Grand Gateway, 2228 Hua Shan Lu,<br>Xujiahui, Xuhui District | 29,050 | R | 33,500 | 47.3 | RT2<br>計劃中<br>Planning | 不適用<br>N/A |
| | | O | 122,800 | | 計劃中<br>Planning | 不適用<br>N/A |
| | | S | 20,800 | | 計劃中<br>Planning | 不適用<br>N/A |
| 靜安區<br>南京西路1266號恒隆廣場<br>Plaza 66, 1266 Nan Jing Xi Lu,<br>Jing An District | 31,100 | O | 81,000 | 57.6 | OT2<br>計劃中<br>Planning | 2005 |

*C ：商舖 Commercial　G：宗教用途 Religious　H ：酒店 Hotel　O：寫字樓 Office*
*OT2：寫字樓第二座 Office Tower 2　R：住宅 Residential　RT2：住宅大樓第二座 Residential Tower 2　S：服務式寓所 Serviced Apartment*

## (B) 主要投資物業
## Major Investment Properties

於二零零二年六月三十日
at 30 June 2002

| 地點<br>Location | 地契屆滿年期<br>Lease Expiry | 樓面面積(平方米) Gross Floor Area (sq.m.)<br>商舖<br>Commercial | <br>寫字樓／工業<br>Office/Industrial | <br>住宅<br>Residential | 車位數目<br>No. of Carparking Spaces |
|---|---|---|---|---|---|
| **香港 Hong Kong** | | | | | |
| **中環及金鐘<br>Central and Admiralty** | | | | | |
| 都爹利街6號印刷行，<br>內地段339號<br>Printing House,<br>6 Duddell Street, IL339 | 2848 | 1,709 | 5,980 | — | — |
| 都爹利街1號<br>浙江第一銀行中心，<br>內地段7310號<br>Chekiang First Bank Centre,<br>1 Duddell Street, IL7310 | 2848 | — | 9,007 | — | — |
| 雪廠街22號樂成行，<br>內地段644號<br>Baskerville House,<br>22 Ice House Street, IL644 | 2880 | 1,473 | 3,379 | — | — |
| 德輔道中4-4A號渣打銀行大廈，<br>海傍地段103號A段及B段<br>Standard Chartered Bank Building,<br>4-4A Des Voeux Road Central,<br>Sections A&B of ML 103 | 2854 | 4,814** | 23,730** | — | 16 |
| 金鐘道93號金鐘廊<br>Queensway Plaza,<br>93 Queensway | 2012 | 6,923 | — | — | — |

## (B) 主要投資物業 續 Major Investment Properties continued

於二零零二年六月三十日
at 30 June 2002

| 地點 Location | 地契屆滿年期 Lease Expiry | 樓面面積(平方米) Gross Floor Area (sq.m.) 商鋪 Commercial | 寫字樓／工業 Office/Industrial | 住宅 Residential | 車位數目 No. of Carparking Spaces |
|---|---|---|---|---|---|
| **銅鑼灣及灣仔 Causeway Bay and Wanchai** | | | | | |
| 百德新街2-20號恒隆中心，內地段524號及749號 Hang Lung Centre, 2-20 Paterson Street, IL524 & IL749 | 2864 | 8,613 | 22,161 | — | 126 |
| 銅鑼灣物業，百德新街、厚誠街、記利佐治街、加寧街、京士頓街、告士打道，海傍地段231號及52號，內地段469號及470號 Causeway Bay Properties, Paterson Street, Houston Street, Great George Street, Cleveland Street, Kingston Street, Gloucester Road, ML231, ML52, IL469 & IL470 | 2842, 2864 & 2868 | 31,072 | — | 7,935 | — |
| 英皇道1號栢景臺，內地段8560號 Park Towers, 1 King's Road, IL 8560 | 2060* | 1,101 | — | — | 250 |
| 港灣道6-8號瑞安中心15至28樓，內地段8633號 15/F–28/F, Shui On Centre, 6–8 Harbour Road, IL8633 | 2060* | — | 16,722 | — | 42 |

## (B) 主要投資物業 續
## Major Investment Properties continued

於二零零二年六月三十日
at 30 June 2002

| 地點<br>Location | 地契屆滿年期<br>Lease Expiry | 樓面面積(平方米) Gross Floor Area (sq.m.)<br>商舖<br>Commercial | 寫字樓/工業<br>Office/Industrial | 住宅<br>Residential | 車位數目<br>No. of Carparking Spaces |
|---|---|---|---|---|---|
| **康山及鰂魚涌<br>Kornhill and Quarry Bay** | | | | | |
| 康山道1-2號康怡廣場,<br>內地段8566號<br>Kornhill Plaza, 1-2 Kornhill Road, IL8566 | 2059* | 53,080 | 10,577 | — | 1,069 |
| 英皇道734號樂基中心,內地段3507號<br>Stanhope House, 734 King's Road, IL3507 | 2007* | 1,051 | 26,720 | — | 70 |
| **山頂及半山區<br>The Peak and Mid-Levels** | | | | | |
| 山頂道118號山頂廣場,<br>市郊地段3號<br>The Peak Galleria, 118 Peak Road, RBL3 | 2047 | 12,500 | — | — | 493 |
| 花園道花園臺2-3號第二座,<br>內地段896號及2850號<br>Block 2, Nos. 2&3 Garden Terrace,<br>Garden Road, IL896 & IL2850 | 2003*<br>& 2886 | — | — | 3,073 | 40 |
| 司徒拔道41C號御峰,內地段8870號<br>The Summit, 41C Stubbs Road,<br>IL8870 | 2047 | — | — | 15,225 | 54 |
| **港島南區<br>Hong Kong South** | | | | | |
| 南灣道9號濱景園,<br>市郊地段994號<br>Burnside Estate, 9 South Bay Road,<br>RBL994 | 2072 | — | — | 9,212 | 89 |

## (B) 主要投資物業 續
## Major Investment Properties continued

於二零零二年六月三十日
at 30 June 2002

| 地點<br>Location | 地契屆滿年期<br>Lease Expiry | 樓面面積(平方米) Gross Floor Area (sq.m.)<br>商鋪<br>Commercial | 寫字樓/工業<br>Office/Industrial | 住宅<br>Residential | 車位數目<br>No. of Carparking Spaces |
|---|---|---|---|---|---|
| **旺角<br>Mongkok** | | | | | |
| 彌敦道688號旺角中心第一期，九龍內地段1262號<br>Argyle Centre, Phase I, 688 Nathan Road, KIL1262 | 2060 | 101 | 2,356 | — | — |
| 彌敦道627-641A號雅蘭酒店商場，九龍內地段10246號<br>Grand Tower Arcade, 627-641A Nathan Road, KIL10246 | 2060 | 13,041 | — | — | — |
| 彌敦道625號麗斯大廈，九龍內地段10234號<br>Ritz Building, 625 Nathan Road, KIL10234 | 2060 | 1,629 | 8,614 | — | — |
| 廣東道1112-1120號恒通大廈，九龍內地段9708號<br>Hang Tung Building, 1112-1120 Canton Road, KIL9708 | 2045* | — | — | — | 955 |
| 登打士街56號栢裕商業中心，九龍內地段9590號<br>Park-In Commercial Centre, 56 Dundas Street, KIL9590 | 2044* | 6,297 | 29,966 | — | 478 |

## (B) 主要投資物業 續
## Major Investment Properties continued

於二零零二年六月三十日
at 30 June 2002

| 地點<br>Location | 地契屆滿年期<br>Lease Expiry | 樓面面積（平方米）Gross Floor Area (sq.m.)<br>商舖<br>Commercial | 寫字樓／工業<br>Office/Industrial | 住宅<br>Residential | 車位數目<br>No. of Carparking Spaces |
|---|---|---|---|---|---|
| **尖沙咀<br>Tsimshatsui** | | | | | |
| 堪富利士道8號格蘭中心，<br>九龍內地段7725號及8026號<br>Grand Centre, 8 Humphreys Avenue,<br>KIL7725 & KIL8026 | 2038 | 3,688 | 7,198 | — | — |
| 彌敦道221B-E號恒福商業大廈，<br>九龍內地段10619號及8132號<br>Hanford House, 221B-E Nathan Road,<br>KIL10619 & KIL8132 | 2037 | 2,443 | 3,892 | — | — |
| **牛頭角及觀塘<br>Ngau Tau Kok and Kwun Tong** | | | | | |
| 牛頭角道77號淘大商場，<br>新九龍內地段53號、1482號、<br>2660號及3947號<br>Amoy Plaza, 77 Ngau Tau Kok Road,<br>NKIL53, NKIL1482, NKIL2660 & NKIL3947 | 2047 | 44,951 | — | — | 620 |
| 牛頭角道7號淘大工業中心，<br>新九龍內地段1744號<br>Amoycan Industrial Centre,<br>7 Ngau Tau Kok Road, NKIL1744 | 2047 | — | 8,589 | — | — |
| 茶果嶺道麗港城商場，<br>新九龍內地段6055號<br>Laguna Plaza, Cha Kwo Ling Road,<br>NKIL6055 | 2047 | 15,619 | — | — | 165 |

## (B) 主要投資物業 續
## Major Investment Properties continued

於二零零二年六月三十日
at 30 June 2002

| 地點 Location | 地契屆滿年期 Lease Expiry | 樓面面積(平方米) Gross Floor Area (sq.m.) 商舖 Commercial | 寫字樓／工業 Office/Industrial | 住宅 Residential | 車位數目 No. of Carparking Spaces |
|---|---|---|---|---|---|
| **長沙灣及葵涌 Cheung Sha Wan and Kwai Chung** | | | | | |
| 青山道476號百佳大廈，新九龍內地段1761號 Park Building, 476 Castle Peak Road, NKIL1761 | 2047 | — | 13,522 | — | — |
| 荔枝角道822號北海集團大廈，新九龍內地段5568號 CNT Group Building, 822 Lai Chi Kok Road , NKIL5568 | 2047 | — | 9,004 | — | 73 |
| 永康街9號，新九龍內地段6229號 9 Wing Hong Street, NKIL6229 | 2047 | — | 35,223 | — | 95 |
| 荔景山道荔灣花園1A1、1A2、5A、6A、6B及7號商舖，測量約分4號地段3336號 Shops 1A1, 1A2, 5A, 6A, 6B & 7, Laichikok Bay Garden, Lai King Hill Road, Lot 3336 of SD4 | 2047 | 4,512 | — | — | 172 |
| 青山道443-451號紅A中心，丈量約分445號地段690號A段 Star Centre, 443-451 Castle Peak Road, Section A of Lot 690 in DD445 | 2047 | — | 28,512 | — | 27 |

## (B) 主要投資物業 續
## Major Investment Properties continued

於二零零二年六月三十日
at 30 June 2002

| 地點<br>Location | 地契屆滿年期<br>Lease Expiry | 樓面面積(平方米) Gross Floor Area (sq.m.)<br>商鋪<br>Commercial | 寫字樓／工業<br>Office/Industrial | 住宅<br>Residential | 車位數目<br>No. of Carparking Spaces |
|---|---|---|---|---|---|
| **上海 Shanghai** | | | | | |
| 徐匯區<br>徐家匯華山路2118號港匯花園<br>The Grand Gateway Garden,<br>2118 Hua Shan Lu, Xujiahui, Xuhui District | 2063 | — | — | 33,500 | — |
| 徐匯區<br>徐家匯虹橋路1號港匯廣場<br>The Grand Gateway, 1 Hong Qiao Lu,<br>Xujiahui, Xuhui District | 2043 | 99,200 | — | — | 1,100 |
| 靜安區<br>南京西路1266號恒隆廣場<br>Plaza 66, 1266 Nan Jing Xi Lu,<br>Jing An District | 2044 | 52,000 | 78,000 | — | 486 |

* 可續期七十五年
*With an option to renew for a further term of 75 years*

** 集團現擁有面積二萬二千一百零一平方米寫字樓之租金收入，其餘樓面之收租權益將於二零一二年交回本集團。
*The Group is now entitled to rental on 22,101 sq.m. of office area.*
*The rights to rental entitlement in the remaining area will revert to the Group in 2012.*

## (C) 格蘭酒店集團所管理之物業
## Properties Managed by Grand Hotel Group

於二零零二年六月三十日
at 30 June 2002

| 地點<br>Location | 地契屆滿年期<br>Lease Expiry | 樓面面積(平方米)<br>Gross Floor Area (sq.m.) | 客房數目<br>No. of Rooms |
|---|---|---|---|
| 旺角彌敦道627號雅蘭酒店，九龍內地段10246號<br>Grand Tower Hotel, 627 Nathan Road, Mongkok, KIL 10246 | 2060 | 30,000 | 549 |
| 鰂魚涌康山道2號康蘭酒店及康蘭豪華寓所，內地段8566號<br>Grand Plaza Hotel and Grand Plaza Apartments, 2 Kornhill Road, Quarry Bay, IL8566 | 2059* | 35,275 | 酒店房間 248<br>Hotel Rooms<br>豪華寓所 242<br>Apartments |
| 油柑頭青山公路123號汀蘭居，荃灣市地段356號<br>The Bay Bridge, 123 Castle Peak Road, Yau Kom Tau, TWTL 356 | 2047 | 20,096 | 438 |
| 灣仔軒尼詩道22號衛蘭軒，內地段8686號**<br>The Wesley, 22 Hennessy Road, Wanchai, IL8686** | 2047 | 10,977 | 251 |

* 可續期七十五年
*With an option to renew for a further term of 75 years*

** 根據與循道中心有限公司之合約，本集團獲得該物業二十年之管理權，由一九九二年二月四日起計。
*Pursuant to an agreement with Methodist Centre Limited, the Group acquired the rights to manage the property for a term of 20 years commencing 4 February 1992.*

# 董事局報告
# REPORT OF THE DIRECTORS

董事局欣然提呈截至二零零二年六月三十日止年度其報告及已審核賬目以供省覽。

## 主要業務

本公司之主要業務為控股投資，並透過其附屬公司從事物業發展以供銷售、投資物業以供收租之用、擁有和管理酒店，以及其他投資。其他業務包括停車場管理及物業管理，並透過其合營公司經營飲食及乾洗服務。

按業務及地域性分析之營業額及業績載於賬項附註第二項內。

## 主要附屬公司及合營公司

本集團之主要附屬公司及合營公司，其營業及註冊地點、已發行股本/註冊資本等資料載於賬項附註第三十四及三十五項內。

## 業績

本集團截至二零零二年六月三十日止年度之溢利及本公司與本集團於該日之財政狀況載於第六十七至一百二十二頁之賬項內。

本集團過去十個財政年度之業績、資產及負債概要載於第四及五頁內。

## 股息

董事局現建議派發末期股息每股三角二仙，連同於二零零二年三月二十八日已派發之中期股息每股一角二仙，截至二零零二年六月三十日止年度之全年派息將合共為每股四角四仙。擬派發之末期股息倘於二零零二年十一月二十二日舉行之股東週年大會中獲股東通過，將於二零零二年十一月二十九日派發予於二零零二年十一月十五日名列股東名冊之股東。

## 更改公司名稱

本公司之名稱已更改為恒隆集團有限公司，以便更能反映本公司為一個集團之稱號以及提升本公司之企業形象。公司註冊處已於二零零一年十二月二十七日簽發有關之公司更改名稱註冊證書。

The directors have pleasure in submitting their report together with the audited accounts for the year ended 30 June 2002.

## Principal Activities

The principal activities of the Company are investment holding, and through its subsidiaries, property development for sale, property investment for rental income, hotel owning and management, and other investments. The Group also operates in car park management and property management, and through its jointly controlled entities, the Group is involved in the operation of restaurants and dry-cleaning.

An analysis of the Group's turnover and trading results by business and geographical segments is set out in Note 2 on the Accounts.

## Principal Subsidiaries and Jointly Controlled Entities

A list of principal subsidiaries and jointly controlled entities, together with their countries of operations and incorporation and particulars of their issued share capital/registered capital, is set out in Notes 34 and 35 on the Accounts.

## Financial Results

The profit of the Group for the year ended 30 June 2002, and the state of affairs of the Company and of the Group at that date are set out in the Accounts on pages 67 to 122.

A summary of the results and of the assets and liabilities of the Group for the last ten financial years is set out on pages 4 and 5.

## Dividends

The directors now recommend a final dividend of 32 cents per share which, together with the interim dividend of 12 cents per share paid on 28 March 2002, makes a total of 44 cents per share in respect of the year ended 30 June 2002. The proposed final dividend, if approved by the shareholders at the Annual General Meeting on 22 November 2002, will be paid on 29 November 2002 to shareholders whose names appear on the Register of Members on 15 November 2002.

## Change of Company Name

In order to better reflect the name of the Company as a Group and to enhance the Company's corporate image, the name of the Company was changed to Hang Lung Group Limited. The Certificate of Incorporation on Change of Name was issued by the Registrar of Companies on 27 December 2001.

## 股本

年內本公司股本之變動詳情載於賬項附註第二十四項內。

## 購回、出售或贖回上市證券

年內本公司及其附屬公司均無購回、出售或贖回本公司之任何上市證券。

## 儲備

年內本公司及本集團之儲備變動情況載於賬項附註第二十五項內。

## 捐款

年內本集團之捐款為港幣二百九十萬元(二零零一年:港幣三十萬元)。

## 銀行貸款及透支

本公司及本集團於二零零二年六月三十日之銀行貸款及透支情況載於賬項附註第十七項內。

## 資本化之借貸支出

年內本集團資本化之借貸支出款項為港幣一億九千二百萬元(二零零一年:港幣二億四千七百八十萬元)。

## 固定資產

年內固定資產之變動情況載於賬項附註第十項內。

## 集團主要物業

主要發展中物業及主要投資物業於二零零二年六月三十日之詳情載於第三十六至四十四頁內。

## 主要供應商及客戶

年內本集團五大供應商合共所佔之購貨額百分比及本集團五大客戶合共所佔之營業額或銷售額百分比各不超過本集團本年度總購貨額及總營業額或銷售額百分之三十。

## Share Capital

Details of movements in share capital of the Company during the year are set out in Note 24 on the Accounts.

## Purchase, Sale or Redemption of Listed Securities

During the year, the Company and its subsidiaries had not purchased, sold or redeemed any of the Company's listed securities.

## Reserves

Movements in the reserves of the Company and of the Group during the year are set out in Note 25 on the Accounts.

## Donations

Donations made by the Group during the year amounted to HK$2.9 million (2001: HK$0.3 million).

## Bank Loans and Overdrafts

Particulars of bank loans and overdrafts of the Company and of the Group as at 30 June 2002 are set out in Note 17 on the Accounts.

## Borrowing Costs Capitalisation

Borrowing costs capitalised by the Group during the year amounted to HK$192.0 million (2001: HK$247.8 million).

## Fixed Assets

Movements in fixed assets during the year are set out in Note 10 on the Accounts.

## Major Group Properties

Details of major properties under development and major investment properties as at 30 June 2002 are set out on pages 36 to 44.

## Major Suppliers and Customers

During the year, both the percentage of purchases attributable to the Group's 5 largest suppliers combined and the percentage of turnover or sales attributable to the Group's 5 largest customers combined were less than 30% of the total purchases and turnover or sales of the Group respectively.

## 董事

於本報告日之本公司董事芳名如下，彼等之簡歷載於第二十八至三十三頁內。

| 姓名 | 職銜 | 年齡 | 擔任本公司董事之時間（年計） |
|---|---|---|---|
| 陳啟宗 | *主席* | 52 | 30 |
| 殷尚賢 | *副主席* | 71 | 32 |
| 袁偉良 | *董事總經理* | 51 | 14 |
| 陳樂宗 | *董事* | 51 | 16 |
| 陳樂怡 | *董事* | 53 | 5 |
| 鄭漢鈞 | *董事* | 75 | 9 |
| 何世良 | *執行董事* | 64 | 9 |
| 葉錫安 | *董事* | 53 | 4 |
| 吳士元 | *執行董事* | 42 | 1 |

李鴻鈞先生已於二零零一年十月三十一日卸任為董事。吳士元先生於二零零一年十一月一日獲委任為董事，並已於二零零一年十一月二十三日舉行之股東週年大會上獲膺選連任。

遵照本公司組織章程細則第一百零三、一百零四及一百一十八條規定，陳啟宗先生、袁偉良先生及陳樂宗先生輪值告退，惟願膺選連任。

非執行董事之任職屆滿日期與彼等遵照本公司組織章程細則之條文之預期輪值告退日期一致。

## 服務合約

擬於即將舉行之股東週年大會上膺選連任之董事概無與本公司或其任何附屬公司訂立於一年內倘終止則須作出賠償（法定賠償除外）之服務合約。

## 董事之合約權益

於年結日或年內，概無任何本公司董事在本公司或其任何附屬公司之任何重要合約中直接或間接擁有重大權益。

## Directors

The names of the directors of the Company as at the date of this report are as follows and their brief biographical details are set out on pages 28 to 33.

| Name | Position Held | Age | Length of Directorship (in years) |
|---|---|---|---|
| Ronnie C. Chan | *Chairman* | 52 | 30 |
| S.S. Yin | *Vice Chairman* | 71 | 32 |
| Nelson W.L. Yuen | *Managing Director* | 51 | 14 |
| Gerald L. Chan | *Director* | 51 | 16 |
| Laura L.Y. Chen | *Director* | 53 | 5 |
| H.K. Cheng | *Director* | 75 | 9 |
| Wilfred S.L. Ho | *Executive Director* | 64 | 9 |
| Simon S.O. Ip | *Director* | 53 | 4 |
| Terry S.Y. Ng | *Executive Director* | 42 | 1 |

Mr. Alfred H.K. Li had resigned on 31 October 2001. Mr. Terry S.Y. Ng who was appointed a director on 1 November 2001, had been re-elected as a director at the Annual General Meeting held on 23 November 2001.

In accordance with Articles 103, 104 and 118 of the Company's Articles of Association, Messrs. Ronnie C. Chan, Nelson W.L. Yuen and Gerald L. Chan retire by rotation and, being eligible, offer themselves for re-election.

The appointments of non-executive directors are for specific terms which coincide with their expected dates of retirement by rotation in accordance with the provisions of the Company's Articles of Association.

## Service Contract

No director proposed for re-election at the forthcoming Annual General Meeting has a service contract with the Company or any of its subsidiaries which is not determinable within one year without payment of compensation (other than statutory compensation).

## Directors' Interests in Contracts

No contract of significance to which the Company or any of its subsidiaries was a party and in which a director of the Company was materially interested, whether directly or indirectly, subsisting during or at the end of the year.

除股東所批准之本公司僱員股份期權計劃外，於年內任何時間，本公司或其任何附屬公司概無作出任何安排使本公司董事可藉購入本公司或任何其他機構之股份或債券而獲益。

## 遵守最佳應用守則

年內本公司均遵守香港聯合交易所有限公司證券上市規則附錄十四所載之最佳應用守則。

## 董事之股份權益

根據證券(公開權益)條例第二十九條規定而備存之登記冊所載，或須根據上市公司董事進行證券交易之標準守則向本公司及香港聯合交易所有限公司發出之通知，每名董事及其聯繫人於二零零二年六月三十日持有本公司及各聯營機構已發行股本之權益載於圖表一內。

## 董事認購股份之權利

本公司於二零零一年十一月一日根據股份期權計劃，向吳士元先生授予可認購一百二十五萬股本公司股份之期權，行使價為每股五元八角七仙。有關期權可分三期行使，於二零零二年十一月一日起可行使百分之二十，二零零三年十一月一日起可行使百分之三十，二零零四年十一月一日起可行使百分之五十，而全部股份期權之行使期將於二零一一年十月三十一日屆滿。行使期限可由董事局更改，惟該期限日期只可提早而不能推遲。

除以上所述外，年內各董事及彼等各自之配偶及未滿十八歲之子女概無獲授任何可認購本公司股份或債券之權利。

## 主要股東之股份權益

根據證券(公開權益)條例第十六(一)條規定而備存之登記冊所載，於二零零二年六月三十日非本公司董事之人士持有本公司已發行股本之權益載於圖表二內。

## 核數師

本公司將於即將舉行之股東週年大會上提出決議案，建議再度委任畢馬威會計師事務所為本公司核數師，直至下屆股東週年大會結束為止。

承董事局命
*秘書*
程式榮 *謹啟*
香港，二零零二年八月二十八日

At no time during the year was the Company or any of its subsidiaries a party to any arrangements to enable the directors of the Company to acquire benefits by means of the acquisition of shares in or debentures of the Company or any other body corporate, apart from the employee share option scheme of the Company approved by the shareholders.

## Compliance with the Code of Best Practice

During the year, the Company has complied with the Code of Best Practice as set out in Appendix 14 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

## Directors' Interests in Shares

As at 30 June 2002, the interests of each director and their associates in the issued share capital of the Company and its associated corporations as recorded in the register required to be kept under Section 29 of the Securities (Disclosure of Interests) Ordinance or as otherwise notified to the Company and The Stock Exchange of Hong Kong Limited pursuant to the Model Code for Securities Transactions by Directors of Listed Companies are set out on Table 1.

## Directors' Rights to Acquire Shares

On 1 November 2001, Mr. Terry S.Y. Ng had been granted an option to subscribe for 1,250,000 shares in the Company at HK$5.87 per share under the Share Option Scheme of the Company which is exercisable in 3 tranches, i.e. 20% from 1 November 2002, 30% from 1 November 2003 and 50% from 1 November 2004, all expiring on 31 October 2011. The exercise period is subject to change by the Board at its discretion to an earlier but not a later date.

Save as aforesaid, none of the directors and their respective spouses and children under 18 years of age had been granted any rights to subscribe for shares or debentures of the Company during the year.

## Substantial Shareholder's Interests in Shares

As at 30 June 2002, the interests of every person, other than directors of the Company, in the issued share capital of the Company as recorded in the register required to be kept under Section 16(1) of the Securities (Disclosure of Interests) Ordinance are set out on Table 2.

## Auditors

A resolution for the re-appointment of KPMG as auditors of the Company until the conclusion of the next Annual General Meeting is to be proposed at the forthcoming Annual General Meeting.

By Order of the Board

**Robin S.W. Ching**

*Secretary*

Hong Kong, 28 August 2002

## 圖表一：董事之股份權益
## Table 1 : Directors' Interests in Shares

### 本公司 The Company

| 姓名 Name | 每股面值一元之股份 Shares of $1.00 each | | | | 股份期權 Share Options |
|---|---|---|---|---|---|
| | 個人權益 Personal Interests | 家族權益 Family Interests | 公司權益 Corporate Interests | 其他權益 Other Interests | 個人權益 Personal Interests |
| 陳啟宗 Ronnie C. Chan | — | — | — | — | — |
| 殷尚賢 S.S. Yin | — | — | — | — | — |
| 袁偉良 Nelson W.L. Yuen | — | — | — | — | 2,500,000 (附註 Note 2) |
| 陳樂宗 Gerald L. Chan | — | — | — | 339,034,580 (附註 Note 1) | — |
| 陳樂怡 Laura L.Y. Chen | — | — | — | — | — |
| 鄭漢鈞 H.K. Cheng | — | — | — | — | — |
| 何世良 Wilfred S.L. Ho | — | — | — | — | 1,250,000 (附註 Note 2) |
| 葉錫安 Simon S.O. Ip | — | — | — | — | — |
| 吳士元 Terry S.Y. Ng | — | — | — | — | 1,250,000 (附註 Note 3) |

### 恒隆地產有限公司 Hang Lung Properties Limited

| 姓名 Name | 每股面值一元之普通股股份 Ordinary Shares of $1.00 each | | | |
|---|---|---|---|---|
| | 個人權益 Personal Interests | 家族權益 Family Interests | 公司權益 Corporate Interests | 其他權益 Other Interests |
| 陳啟宗 Ronnie C. Chan | — | — | — | — |
| 殷尚賢 S.S. Yin | — | — | — | — |
| 袁偉良 Nelson W.L. Yuen | — | — | — | — |
| 陳樂宗 Gerald L. Chan | — | — | — | — |
| 陳樂怡 Laura L.Y. Chen | — | — | — | — |
| 鄭漢鈞 H.K. Cheng | — | — | — | — |
| 何世良 Wilfred S.L. Ho | — | — | — | — |
| 葉錫安 Simon S.O. Ip | — | — | — | — |
| 吳士元 Terry S.Y. Ng | — | — | — | — |

## 圖表一：董事之股份權益 續
## Table 1 : Directors' Interests in Shares continued

### 格蘭酒店集團有限公司 Grand Hotel Holdings Limited

| 姓名 | Name | 類別* Class* | 股份數目 Number of Shares<br>個人權益 Personal Interests | 家族權益 Family Interests | 公司權益 Corporate Interests | 其他權益 Other Interests |
|---|---|---|---|---|---|---|
| 陳啟宗 | Ronnie C. Chan | | — | — | — | — |
| 殷尚賢 | S.S. Yin | | — | — | — | — |
| 袁偉良 | Nelson W.L. Yuen | | — | — | — | — |
| 陳樂宗 | Gerald L. Chan | A | — | — | — | 15,765,607 (附註 Note 1) |
| | | B | — | — | — | 20,396,065 (附註 Note 1) |
| 陳樂怡 | Laura L.Y. Chen | | — | — | — | — |
| 鄭漢鈞 | H.K. Cheng | | — | — | — | — |
| 何世良 | Wilfred S.L. Ho | | — | — | — | — |
| 葉錫安 | Simon S.O. Ip | | — | — | — | — |
| 吳士元 | Terry S.Y. Ng | | — | — | — | — |

* A: 每股面值一角之「A」股股份 A: 'A' Shares of $0.10 each B: 每股面值一仙之「B」股股份 B: 'B' Shares of $0.01 each

*附註*

1. 此等股份乃由一信託基金所持有，陳樂宗先生之聯繫人為該信託基金之眾多全權託管對象之成員。
2. 本公司於二零零零年二月二十四日根據股份期權計劃，向該等董事授予股份期權，行使價為每股六元一角二仙。有關期權可分三期行使，於二零零一年二月二十四日起可行使百分之二十，二零零二年二月二十四日起可行使百分之三十，二零零三年二月二十四日起可行使百分之五十，而全部股份期權之行使期將於二零一零年二月二十三日屆滿。
3. 本公司於二零零一年十一月一日根據股份期權計劃授出該項股份期權，行使價為每股五元八角七仙。有關期權可分三期行使，於二零零二年十一月一日起可行使百分之二十，二零零三年十一月一日起可行使百分之三十，二零零四年十一月一日起可行使百分之五十，而全部股份期權之行使期將於二零一一年十月三十一日屆滿。
4. 上述股份期權之行使期限可由董事局更改，惟該等期限日期只可提早而不能推遲。
5. 年內上述董事均無根據股份期權計劃行使有關期權以認購股份。

*Notes*

1. These shares were held by a trust of which an associate of Mr. Gerald L. Chan is a member of a wide class of discretionary objects.
2. These share options were granted to the named directors on 24 February 2000 under the Share Option Scheme of the Company at exercise price of $6.12 per share, exercisable in 3 tranches, i.e. 20% from 24 February 2001, 30% from 24 February 2002 and 50% from 24 February 2003, all expiring on 23 February 2010.
3. The share option was granted on 1 November 2001 under the Share Option Scheme of the Company at exercise price of $5.87 per share, exercisable in 3 tranches, i.e. 20% from 1 November 2002, 30% from 1 November 2003 and 50% from 1 November 2004, all expiring on 31 October 2011.
4. The exercise periods of the above-mentioned Share Options are subject to change by the Board at its discretion to an earlier but not a later date.
5. During the year, none of the above-mentioned directors has exercised options to subscribe for shares under the Share Option Scheme.

## 圖表二：主要股東之股份權益
## Table 2 : Substantial Shareholder's Interests in Shares

| | 持有股份數目 Number of Shares Held |
|---|---|
| Cole Limited | 476,834,580 (附註 Note) |

*附註*

此等股份已包括由一信託基金所持有之三億三千九百零三萬四千五百八十股股份。陳樂宗先生之聯繫人為該信託基金之眾多全權託管對象之成員（即圖表一附註1所述）。

*Note*

These shares had included the 339,034,580 shares held by a trust of which an associate of Mr. Gerald L. Chan is a member of a wide class of discretionary objects (as referred to in Note 1 of Table 1).

# 公司管治
# CORPORATE GOVERNANCE

本公司矢志維持高質素之公司管治，年內均遵守香港聯合交易所有限公司證券上市規則(「上市規則」)附錄十四所載之最佳應用守則。

下表列出本公司之公司管治架構：

### 董事局

陳啟宗 *(主席)*
殷尚賢 *(副主席)**
袁偉良 *(董事總經理)*
陳樂宗#
陳樂怡#
鄭漢鈞*
何世良 *(執行董事)*
葉錫安*
吳士元 *(執行董事)*

### 公司秘書

程式榮

### 董事局執行委員會

陳啟宗
袁偉良
何世良
吳士元

### 審核委員會

葉錫安 *(主席)**
陳樂怡#
鄭漢鈞*

### 董事總經理

袁偉良

### 內部審計師

* 獨立非執行董事
\# 非執行董事

The Company is committed to maintain high corporate governance practices and has complied throughout the year with the Code of Best Practice as set out in Appendix 14 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited ("the Listing Rules").

The following chart illustrates the Company's corporate governance structure:

### *Board of Directors*

Ronnie C. Chan *(Chairman)*
S.S. Yin *(Vice Chairman)**
Nelson W.L. Yuen *(Managing Director)*
Gerald L. Chan#
Laura L.Y. Chen#
H.K. Cheng*
Wilfred S.L. Ho *(Executive Director)*
Simon S.O. Ip*
Terry S.Y. Ng *(Executive Director)*

### *Company Secretary*

Robin S.W. Ching

### *Executive Committee of The Board of Directors*

Ronnie C. Chan
Nelson W.L. Yuen
Wilfred S.L. Ho
Terry S.Y. Ng

### *Audit Committee*

Simon S.O. Ip *(Chairman)**
Laura L.Y. Chen#
H.K. Cheng*

### *Managing Director*

Nelson W.L. Yuen

### *Internal Auditor*

* *Independent Non-Executive Director*
\# *Non-Executive Director*

## 董事局

董事局之現有成員包括四名執行董事及五名非執行董事(其中三名為獨立非執行董事)。董事局每年舉行最少兩次全體會議，以批准中期業績和末期業績以及擬派中期股息和末期股息，並於有需要時開會商議各類重大交易，包括發行債券、重大收購及出售，以及關連交易(如有)。

所有董事均可取得以任何形式記錄之適時資料，於有需要時作出進一步查詢。彼等負責確保領導層之連續性；設定卓越之業務策略；確保資金和管理資源足以應付業務策略之推行；並確保財務及內部監控制度健全；業務運作符合適用之法律及規例。

遵照本公司之組織章程細則，新委任之董事須於應屆股東週年大會獲股東重選方可連任。此外，董事人數三分之一須於股東週年大會輪值告退，並須獲股東重選方可連任。非執行董事之任職屆滿日期與彼等之預期輪值告退日期一致。

## 執行委員會

本公司之董事局執行委員會乃於一九八九年成立，現有成員包括全部四名執行董事。彼等每週定期舉行最少一次會議，藉以制定本公司之策略性方向及監察管理層之表現。每位執行董事均完全清楚那些事項須交由董事局全體決定、那些事項可交由執行委員會或管理層負責。

## 審核委員會

審核委員會乃於一九九九年由董事局設立，其成員包括三名非執行董事，其中兩名(包括其主席)為獨立非執行董事。審核委員會每年舉行最少兩至三次會議，與會者包括外聘核數師及內部審計師、財務董事及公司秘書。審核委員會於有需要時與外聘核數師另行開會(管理層並不列席)。

審核委員會之職權範圍包括下列各項：
- 考慮外聘核數師之委任事宜及與辭職或撤職有關之任何問題；
- 與外聘核數師討論審核性質和範圍；
- 審閱中期業績和末期業績；
- 討論審核引起之問題及保留意見(如有)；
- 檢討內部審計程序，並確保內部審計功能擁有足夠資源及在本公司內部享有適當地位；及
- 考慮內部調查(如有)之重點結果及管理層之反應。

審核委員會獲董事局授權，可調查其職權範圍內之任何事項；向任何僱員索取任何所

## The Board of Directors

The Board of Directors currently comprises four executive directors and five non-executive directors, three of whom are independent non-executive directors. Full Board Meeting is held at least twice a year to approve interim and final results and to propose interim and final dividends. It is also held as and when necessary to discuss significant transactions, including issuance of debt securities, material acquisitions and disposals, and connected transactions, if any.

All the directors have access to timely information in any form and make further enquiries where necessary. They are responsible for ensuring continuity of leadership, development of sound business strategies, availability of adequate capital and managerial resources to implement the business strategies adopted, adequacy of systems of financial and internal controls and conduct of business in conformity with applicable laws and regulations.

In accordance with the Company's Articles of Association, new appointments to the Board are subject to re-election by shareholders at the upcoming Annual General Meeting ("AGM"). Besides, one-third of the directors will retire from office by rotation for re-election by shareholders at the AGM. Non-executive directors are appointed for specific terms, which coincide with their expected dates of retirement by rotation.

## Executive Committee

The Executive Committee of The Board of Directors of the Company was formed in 1989. Its present members are the four executive directors who meet regularly at least once a week to establish the strategic direction of the Company, and to monitor the performance of management. Each of them has full understanding on determining which issues require a decision of the full Board and which can be delegated by the Board to the Committee or management.

## Audit Committee

An Audit Committee was established by the Board in 1999, which comprises three non-executive directors, two of whom (including its Chairman) are independent non-executive directors. Meetings are held at least two to three times a year and are attended by external and internal auditors, finance director and company secretary. Separate meetings with external auditors (in the absence of management) are also held as and when required.

The terms of reference of the Audit Committee include the following:

- to consider the appointment of external auditors and any questions of resignation or dismissal;
- to discuss with external auditors the nature and scope of the audit;
- to review the interim and final results;
- to discuss problems and reservations arising from audits, if any;
- to review the internal audit programme, and to ensure that the internal audit function is adequately resourced and has appropriate standing within the Company; and
- to consider the major findings of internal investigations, if any, and management's response.

需資料，而所有僱員均須就審核委員會之要求作出通力合作；向外界法律人士或其他獨立專業人士尋求意見；及於有需要時邀請具有相關經驗和專才之外界人士參與會議。

## 董事總經理

董事總經理按照董事局之指示及公司條例之規定負責管理本公司之日常運作。董事總經理主持本公司每週舉行最少一次之部門營運會議，並與各部門主管和內部審計師每半年舉行財政預算會議。

## 公司秘書

公司秘書負責向董事局確保本公司依循程序及遵守適用法律及規例，所有董事均可獲公司秘書提供意見及服務。公司秘書亦就最佳應用守則之施行事宜向主席及董事局提供意見。

## 責任及內部審計

本公司之賬項乃按照上市規則、公司條例及香港公認會計原則之規定而編製，並貫徹採用合適之會計政策及作出審慎及合理之判斷和估計。董事於財務報告內致力確保就本公司之狀況和前景所作出之評估乃持平及容易理解。

本公司對收入、資本支出和營業支出均設有週全及有效之內部監控制度，並確保本公司之資產受妥善保護及不被挪用； 每項運作均獲適當之管理層授權及符合文件程序；確保本公司保存正確之會計記錄及確保財務資料可靠。

內部審計師並不界入本公司之日常運作及會計職務，直接向審核委員會及董事總經理定期作出匯報。彼可審閱本集團所有業務操作及內部監控資料而不受規限，並定期審計各項常規、程序、開支及內部監控制度。每年度均編製財政預算，經董事局批准方予採納，並每月向董事局提交業績與預算之比較，以維持有效之內部監控制度。

## 操守守則

本公司自一九九四年起採納集團操守守則(「操守守則」)，為員工列出包括下列事宜之清晰指引：

- 防止賄賂條例；
- 索取、收受及提供利益；
- 可接受之款宴性質及次數；
- 正確使用專利資料；
- 處理利益衝突；
- 正確使用本公司之資產及資源；

The Committee is authorised by the Board to investigate any activity within its terms of reference; to seek any information it requires from any employee and all employees are directed to co-operate with any requests made by the Committee; to obtain outside legal or other independent professional advice; and to secure the attendance of outsiders with relevant experience and expertise if necessary.

## Managing Director

The Managing Director is in charge of the Company's day to day management in accordance with the instructions issued by the Board of Directors, and regulations under the Companies Ordinance. The Managing Director chairs the meetings of the Company's operational divisions at least once a week. He also conducts semi-annual budget meetings with various divisional heads and the Internal Auditor.

## Company Secretary

All directors have access to the advice and services of the Company Secretary, who is responsible to the Board for ensuring that procedures are followed and that applicable laws and regulations are complied with. The Company Secretary is also a source of advice to the Chairman and to the Board on the implementation of the Code of Best Practice.

## Accountability and Internal Audit

The Company's accounts are prepared in accordance with the Listing Rules, Companies Ordinance and also the accounting principles generally accepted in Hong Kong. Appropriate accounting policies are selected and applied consistently; judgements and estimates made are prudent and reasonable. The directors endeavour to ensure a balanced and understandable assessment of the Company's position and prospects in financial reporting.

The Company maintains a comprehensive and effective internal control system on income and capital and revenue expenditures. It also makes sure that the Company's assets are well protected and there is no misappropriation of assets; that authorization by appropriate level of management has been obtained and documented for every aspect of operations; that proper accounting records are maintained and financial information are reliable.

The Internal Auditor, who is independent of the Company's daily operations and accounting functions, reports directly to the Audit Committee and the Managing Director on a regular basis. He has unlimited access to review all aspects of activities and internal controls of the Group, and regularly conducts audits of the practices, procedures, expenditure and internal controls. Annual budgets are prepared and are subject to Board approval before being adopted. Results of operations against budgets are reported monthly to the Board, so as to maintain an effective internal control system.

## Code of Conduct

The Company has adopted a corporate code of conduct since 1994 ("the Code of Conduct"), setting out

- 業務伙伴借貸往來之限制；及
- 於辦公時間以外之個人操守，包括兼職事宜。

操守守則亦就其他事宜列出指引，包括與供應商、承辦商、客戶及消費者之關係；對股東和財經界之責任；以及僱傭常規。

為監察及貫徹操守守則之遵從，各部門經理負責確保其下屬充分瞭解及遵守該等準則和規定。違規之僱員會受到處分，包括被勒令離職。並會向廉政公署或其他有關機構舉報涉嫌貪污或其他罪行。倘任何董事查詢關於股東、潛在股東、客戶、消費者、供應商、承辦商及本公司之僱員所作出之投訴，公司秘書須直接向該董事作出回答，以確保有關投訴獲公平及有效率之處理。

此外，所有高於界定職級的僱員均須每半年填寫並簽署「利益申報」，披露其直接或間接在本公司或其附屬公司或聯營公司持有之利益，以確保所有業務管理均按照最高的實務準則及公司管治準則進行。

## 股東關係

本公司之股東週年大會為董事局與本公司之股東提供溝通良機。股東週年大會通告及有關文件於大會舉行日期前最少二十一日寄予股東。股東週年大會獲股東踴躍出席。

## 網頁

任何人士均可透過互聯網查閱本公司之資料。除提供中期報告、年報及新聞稿等傳統資料外，本公司之網頁亦提供本公司其他最新資料，包括可供出售物業、租賃物業、公司大事紀要、經常提問之問題、供分析員及投資者參考之公司資料、社會責任及公司享獲之殊榮等。

clear guidelines for staff on matters such as:

- Prevention of Bribery Ordinance;
- solicitation, acceptance and offer of advantages;
- acceptable nature and frequency of entertainment;
- proper use of proprietary information;
- handling of conflict of interest situations;
- proper usage of the Company's assets and resources;
- restriction on loans to and from business associates; and
- personal conduct outside hours of work, including outside employment.

The Code of Conduct also sets out guidelines on matters in relation to suppliers and contractors; customers and consumers; responsibilities to shareholders and the financial community; and employment practices.

In order to monitor and enforce the compliance of the Code of Conduct, functional managers are responsible for ensuring their subordinates understand well and comply with the standards and requirements as stipulated. Any violation thereof will result in the staff being disciplined, including termination of employment. Suspected corruption or other forms of criminality will be reported to the ICAC or appropriate authorities. The Company Secretary will also answer directly to any Board member for impartial and efficient handling of complaints received from all shareholders and potential shareholders; customers and consumers; suppliers and contractors and all employees of the Company.

Also, all employees above a designated level are required to complete and sign a Statement of Interest bi-annually declaring their interest, directly or indirectly, with the Company and its subsidiaries and associated companies, so as to make sure that all operations are managed in accordance with the highest standards of practice and corporate governance.

## Relations with Shareholders

The Company's Annual General Meeting provides a good opportunity for communication between the Board and the Company's shareholders. Notice of the AGM and related papers are sent to shareholders at least 21 calendar days before the meeting. It is well participated by the shareholders.

## Website

The Company's information is accessible to all via the internet. Besides providing the traditional interim and annual reports and the press releases, the Company's website also includes the most updated information on the Company including properties available for sale and let, major corporate events, most frequently asked questions, presentation for analysts and investors, social responsibility and recognition of merits.

隆的發展藍圖源自集團位於香港中環的總部
ang Lung's masterplans originate from the Group's headquarters
ere in downtown Hong Kong


Chartered

# 核數師報告
# REPORT OF THE AUDITORS

## 致恒隆集團有限公司各股東
(於香港註冊成立的有限公司)

本核數師(以下簡稱「我們」)已審核刊於第六十七至一百二十二頁按照香港公認會計原則編製的賬項。

## 董事及核數師的責任

香港《公司條例》規定董事須編製真實與公平的賬項。在編製這些賬項時,董事必須貫徹採用合適的會計政策,作出審慎及合理的判斷和估計,並説明任何重大背離適用會計準則的原因。

我們的責任是根據我們審核工作的結果,對這些賬項作出獨立意見,並向股東報告。

## 意見的基礎

我們是按照香港會計師公會頒布的《核數準則》進行審核工作。審核範圍包括以抽查方式查核與賬項所載數額及披露事項有關的憑證,亦包括評估董事於編製賬項時所作的主要估計和判斷、所釐定的會計政策是否適合 貴公司及 貴集團的具體情況,以及有否貫徹運用並足夠披露這些會計政策。

我們在策劃和進行審核工作時,是以取得一切我們認為必需的資料及解釋為目標,使我們能獲得充份的憑證,就賬項是否存在重大的錯誤陳述,作合理的確定。在提出意見時,我們亦已衡量賬項所載資料在整體上是否足夠。我們相信,我們的審核工作已為下列意見建立合理的基礎。

## 意見

我們認為,上述的賬項均真實與公平地反映 貴公司及 貴集團於二零零二年六月三十日的財政狀況和 貴集團截至該日止年度的溢利和現金流量,並已按照香港《公司條例》適當地編製。

**畢馬威會計師事務所**
執業會計師

香港,二零零二年八月二十八日

## To the Shareholders of Hang Lung Group Limited
(Incorporated in Hong Kong with limited liability)

We have audited the accounts on pages 67 to 122 which have been prepared in accordance with accounting principles generally accepted in Hong Kong.

## Respective Responsibilities of Directors and Auditors

The Hong Kong Companies Ordinance requires the directors to prepare accounts which give a true and fair view. In preparing accounts which give a true and fair view it is fundamental that appropriate accounting policies are selected and applied consistently, that judgements and estimates are made which are prudent and reasonable and that the reasons for any significant departure from applicable accounting standards are stated.

It is our responsibility to form an independent opinion, based on our audit, on those accounts and to report our opinion to you.

## Basis of Opinion

We conducted our audit in accordance with Statements of Auditing Standards issued by the Hong Kong Society of Accountants. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the accounts. It also includes an assessment of the significant estimates and judgements made by the directors in the preparation of the accounts, and of whether the accounting policies are appropriate to the Company's and the Group's circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance as to whether the accounts are free from material misstatement. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the accounts. We believe that our audit provides a reasonable basis for our opinion.

## Opinion

In our opinion, the accounts give a true and fair view of the state of affairs of the Company and of the Group as at 30 June 2002 and of the Group's profit and cash flows for the year then ended and have been properly prepared in accordance with the Hong Kong Companies Ordinance.

**KPMG**
Certified Public Accountants

Hong Kong, 28 August 2002

# 財務報表
# FINANCIAL STATEMENTS

# 綜合收益表 CONSOLIDATED INCOME STATEMENT

*截至二零零二年六月三十日止年度*
*以港幣為單位*

*For the year ended 30 June 2002*
*Expressed in Hong Kong dollars*

| | | 附註 Note | 2002 百萬元 $Million | 2001 百萬元 $Million |
|---|---|---|---|---|
| 營業額 | Turnover | 2(a) | **3,254.0** | 5,578.6 |
| 其他收入 | Other revenue | 3 | **209.8** | 410.8 |
| 直接成本及營業費用 | Direct costs and operating expenses | | **(1,451.1)** | (3,660.9) |
| 行政費用 | Administrative expenses | | **(164.5)** | (148.2) |
| 未計財務費用前之營業溢利 | Profit from operations before finance costs | | **1,848.2** | 2,180.3 |
| 財務費用 | Finance costs | 4 | **(372.5)** | (501.6) |
| 營業溢利 | Operating profit | 4 | **1,475.7** | 1,678.7 |
| 應佔合營公司業績 | Share of results of jointly controlled entities | | **23.5** | 45.1 |
| 除税前溢利 | Profit before taxation | 2(a) | **1,499.2** | 1,723.8 |
| 税項 | Taxation | 6(a) | **(133.1)** | (307.5) |
| 除税後溢利 | Profit after taxation | | **1,366.1** | 1,416.3 |
| 少數股東權益 | Minority interests | | **(674.3)** | (671.8) |
| 股東應佔純利 | Net profit attributable to shareholders | 25 | **691.8** | 744.5 |
| 股息 | Dividends | 8 | **582.4** | 581.9 |
| 每股盈利 | Earnings per share | 9 | | |
| 基本 | Basic | | **52.3¢** | 56.3¢ |
| 攤薄 | Diluted | | **52.2¢** | 56.2¢ |

賬項附註乃本賬項之一部份。 The annexed notes form part of these accounts.

# 資產負債表 BALANCE SHEETS

二零零二年六月三十日 *At 30 June 2002*
以港幣為單位 *Expressed in Hong Kong dollars*

| | | | 集團 Group | | 公司 Company | |
|---|---|---|---|---|---|---|
| | | 附註 Note | **2002 百萬元 $Million** | 2001 百萬元 $Million | **2002 百萬元 $Million** | 2001 百萬元 $Million |
| 資產 | ASSETS | | | | | |
| 非流動資產 | Non-current assets | | | | | |
| 固定資產 | Fixed assets | 10 | **32,402.2** | 34,284.4 | **–** | – |
| 附屬公司權益 | Interest in subsidiaries | 11 | **–** | – | **13,403.0** | 13,312.8 |
| 合營公司權益 | Interest in jointly controlled entities | 12 | **1,648.4** | 1,863.8 | **2.3** | 2.1 |
| 貸款及投資 | Loans and investments | 13 | **260.4** | 373.4 | **–** | – |
| | | | **34,311.0** | 36,521.6 | **13,405.3** | 13,314.9 |
| 流動資產 | Current assets | | | | | |
| 存貨 | Inventories | 14 | **9,975.5** | 8,769.4 | **–** | – |
| 應收賬款及其他應收款項 | Trade and other receivables | 15 | **308.1** | 234.6 | **0.2** | 0.3 |
| 投資項目 | Investments | 16 | **653.5** | 521.4 | **–** | – |
| 現金及銀行存款 | Cash and deposits with banks | | **3,673.2** | 4,187.1 | **3.1** | – |
| | | | **14,610.3** | 13,712.5 | **3.3** | 0.3 |
| 流動負債 | Current liabilities | | | | | |
| 銀行貸款及透支 | Bank loans and overdrafts | 17 | **306.1** | 5,049.9 | **–** | 35.0 |
| 應付賬款及其他應付款項 | Trade and other payables | 18 | **1,976.7** | 2,048.6 | **4.7** | 6.2 |
| 税項 | Taxation | 6(b) | **350.4** | 342.2 | **–** | – |
| | | | **2,633.2** | 7,440.7 | **4.7** | 41.2 |
| 流動資產/(負債)淨額 | Net current assets/(liabilities) | | **11,977.1** | 6,271.8 | **(1.4)** | (40.9) |
| 資產總額減流動負債 | Total assets less current liabilities | | **46,288.1** | 42,793.4 | **13,403.9** | 13,274.0 |
| 非流動負債 | Non-current liabilities | | | | | |
| 銀行貸款 | Bank loans | 17 | **9,166.9** | 7,270.0 | **–** | – |
| 可換股債券 | Convertible bonds | 19 | **3,390.3** | – | **–** | – |
| 其他長期負債 | Other long term liabilities | 20 | **1,349.7** | 1,390.1 | **–** | – |
| | | | **13,906.9** | 8,660.1 | **–** | – |
| 少數股東權益 | Minority interests | 23 | **14,221.3** | 14,986.7 | **–** | – |
| 資產淨值 | NET ASSETS | 1(t) | **18,159.9** | 19,146.6 | **13,403.9** | 13,274.0 |

| | | 附註 Note | 集團 Group 2002 百萬元 $Million | 2001 百萬元 $Million | 公司 Company 2002 百萬元 $Million | 2001 百萬元 $Million |
|---|---|---|---|---|---|---|
| 資本及儲備 | CAPITAL AND RESERVES | | | | | |
| 股本 | Share capital | 24 | **1,323.8** | 1,322.3 | **1,323.8** | 1,322.3 |
| 儲備 | Reserves | 25 | **16,836.1** | 17,824.3 | **12,080.1** | 11,951.7 |
| 股東權益 | Shareholders' funds | | **18,159.9** | 19,146.6 | **13,403.9** | 13,274.0 |

| | | | |
|---|---|---|---|
| **袁偉良** | **吳士元** | **Nelson W. L. Yuen** | **Terry S. Y. Ng** |
| *董事總經理* | *執行董事* | *Managing Director* | *Executive Director* |

賬項附註乃本賬項之一部份。 The annexed notes form part of these accounts.

# 綜合現金流量表 CONSOLIDATED CASH FLOW STATEMENT

*截至二零零二年六月三十日止年度*
*以港幣為單位*

*For the year ended 30 June 2002*
*Expressed in Hong Kong dollars*

| | | 附註 Note | 2002 百萬元 $Million | 2001 百萬元 $Million |
|---|---|---|---|---|
| 營業運作所得之現金流入/(流出)淨額 | Net cash inflow/(outflow) from operating activities | 26(a) | **488.4** | (1,391.0) |
| 投資回報及融資成本 | Returns on investments and servicing of finance | | | |
| 利息收入 | Interest received | | **106.8** | 256.8 |
| 收取合營公司之股息 | Dividends received from jointly controlled entities | | **111.5** | 29.4 |
| 利息及其他輔助借貸支出 | Interest and other ancillary borrowing costs paid | | **(489.9)** | (732.6) |
| 支付融資租約費用 | Finance lease charges paid | | **(60.8)** | (62.9) |
| 派發股息 | Dividends paid | | **(582.0)** | (694.3) |
| 派予少數股東之股息 | Dividends paid to minority shareholders | | **(538.4)** | (497.0) |
| 投資回報及融資成本之現金流出淨額 | Net cash outflow from returns on investments and servicing of finance | | **(1,452.8)** | (1,700.6) |
| 稅項 | Taxation | | | |
| 繳付香港利得稅 | Hong Kong profits tax paid | | **(120.3)** | (659.0) |
| 投資業務 | Investing activities | | | |
| 購買固定資產 | Purchase of fixed assets | | **(433.4)** | (1,228.7) |
| 出售固定資產 | Disposal of fixed assets | | **411.0** | 851.0 |
| 出售/(購買)投資項目 | Disposal/(Purchase) of investments | | **132.1** | (180.1) |
| 非上市投資項目償還貸款淨額 | Net repayment of advances from unlisted investments | | **4.1** | 5.0 |
| 合營公司投資 | Investment in a jointly controlled entity | | **-** | (2.0) |
| 合營公司還款 | Repayment from jointly controlled entities | | **134.1** | 102.5 |
| 貸款予合營公司 | Advances to jointly controlled entities | | **(37.9)** | (35.4) |
| 購入附屬公司股份所支付之總代價 | Aggregate consideration paid for purchase of shares of a subsidiary | | **-** | (32.2) |
| 投資業務之現金流入/(流出)淨額 | Net cash inflow/(outflow) from investing activities | | **210.0** | (519.9) |
| 融資前之現金流出淨額 | Net cash outflow before financing | | **(874.7)** | (4,270.5) |
| 融資 | Financing | | | |
| 新借銀行貸款 | New bank loans | | **11,531.5** | 15,012.5 |
| 償還銀行貸款 | Repayment of bank loans | | **(14,380.1)** | (11,975.5) |
| 發行可換股債券 | Issue of convertible bonds | | **3,387.0** | – |
| 購回股份 | Repurchase of shares | | **-** | (16.4) |
| 附屬公司購回股份 | Repurchase of shares by a subsidiary | | **(13.2)** | – |
| 股份期權被行使 | Exercise of share options | | **9.2** | 1.3 |
| 少數股東之投資 | Investments by minority shareholders | | **0.2** | 107.1 |
| 少數股東之貸款 | Advances from minority shareholders | | **44.1** | 227.8 |
| 還款予少數股東 | Repayment to minority shareholders | | **(185.8)** | (31.3) |
| 融資租約之資本部份 | Capital element of finance lease | | **(33.8)** | (27.7) |
| 融資現金流入淨額 | Net cash inflow from financing | 26(b) | **359.1** | 3,297.8 |
| 現金及現金等價物之減少 | Decrease in cash and cash equivalents | | **(515.6)** | (972.7) |
| 於七月一日之現金及現金等價物 | Cash and cash equivalents at 1 July | | **4,182.7** | 5,155.4 |
| 於六月三十日之現金及現金等價物 | Cash and cash equivalents at 30 June | 26(c) | **3,667.1** | 4,182.7 |

賬項附註乃本賬項之一部份。

The annexed notes form part of these accounts.

# 已確認收益虧損綜合計算表 CONSOLIDATED STATEMENT OF RECOGNISED GAINS AND LOSSES

*截至二零零二年六月三十日止年度*
*以港幣為單位*

*For the year ended 30 June 2002*
*Expressed in Hong Kong dollars*

| | | 2002<br>百萬元<br>$Million | 2001<br>百萬元<br>$Million |
|---|---|---|---|
| 重估投資物業減值 | Deficit on revaluation of investment properties | **(1,010.5)** | (589.2) |
| 重估合營公司投資物業（減值）／增值 | (Deficit)/Surplus on revaluation of investment properties of jointly controlled entities | **(10.6)** | 11.6 |
| 折算附屬公司賬項產生之匯兑收益／（虧損） | Exchange gains/(losses) on translation of subsidiaries | **4.2** | (32.3) |
| 綜合收益表內沒有確認之虧損淨額 | Net losses not recognised in the consolidated income statement | **(1,016.9)** | (609.9) |
| 本年度純利 | Net profit for the year | **691.8** | 744.5 |
| 撇銷商譽所變現之資本儲備 | Goodwill written off realised from capital reserves | **2.2** | – |
| 減：出售物業所變現之資本儲備 | Less: Realisation of capital reserve on disposal of property | **(73.6)** | (109.6) |
| 出售合營公司所變現之資本儲備 | Realisation of capital reserve on disposal of jointly controlled entities | **(20.5)** | – |
| 已確認之（虧損）／收益總額 | Total recognised (losses)/gains | **(417.0)** | 25.0 |
| 在一間附屬公司增加投資產生之資本儲備 | Capital reserve for increase in investment in a subsidiary | **10.8** | 3.1 |
| | | **(406.2)** | 28.1 |

賬項附註乃本賬項之一部份。 The annexed notes form part of these accounts.

# 賬項附註 NOTES ON THE ACCOUNTS

*以港幣為單位* *Expressed in Hong Kong dollars*

## 1 主要會計政策 Principal Accounting Policies

### (甲) 遵例聲明

本賬項已按照香港會計師公會頒布之所有適用《會計實務準則》及詮釋、香港公認會計原則及香港《公司條例》之規定編製。此外，本賬項亦已符合《香港聯合交易所有限公司證券上市規則》有關之披露規定。本集團採用之主要會計政策概述如下。

### (a) Statement of compliance

These accounts have been prepared in accordance with all applicable Statements of Standard Accounting Practice ("SSAP") and Interpretations issued by the Hong Kong Society of Accountants, accounting principles generally accepted in Hong Kong and the requirements of the Hong Kong Companies Ordinance. These accounts also comply with the relevant disclosure provisions of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited. A summary of the principal accounting policies adopted by the Group is set out below.

### (乙) 賬項編製基準

正如下文會計政策1(庚)及1(辛)1所分別解釋，除某些證券投資項目按市值及投資物業按重估值入賬外，本賬項是以歷史成本作為編製基準。

### (b) Basis of preparation of the accounts

The measurement basis used in the preparation of the accounts is historical cost modified by the marking to market of certain investments in securities and the revaluation of investment properties as explained in accounting policy 1(g) and 1(h)1 respectively below.

### (丙) 綜合賬之編製基準

本綜合賬包括恒隆集團有限公司及其附屬公司截至每年六月三十日止之賬項。年內購入或出售之附屬公司，自收購日起或至出售日止之業績已包括於集團之綜合收益表內。所有重大的集團內部往來結餘及交易於綜合賬目內抵銷。

### (c) Basis of consolidation

The consolidated accounts incorporate the accounts of Hang Lung Group Limited and its subsidiaries made up to 30 June each year. The results of subsidiaries acquired or disposed of during the year are dealt with in the consolidated income statement from the effective dates of acquisition or to the effective dates of disposal respectively. All material intercompany balances and transactions are eliminated on consolidation.

### (丁) 附屬公司

附屬公司乃本集團直接或間接持有其一半以上之已發行股本、或控制其一半以上之投票權、或控制其董事局組成之公司。

在本公司之資產負債表內，附屬公司之投資乃按成本值減任何減值虧損列賬。本公司按於結算日已收及應收附屬公司之股息確認附屬公司之業績。

### (d) Subsidiaries

A subsidiary is a company in which the Group, directly or indirectly, holds more than half of the issued share capital, or controls more than half of the voting power, or controls the composition of the board of directors.

In the Company's balance sheet, investments in subsidiaries are stated at cost less any impairment losses. The results of subsidiaries are recognised by the Company to the extent of dividends received and receivable at the balance sheet date.

## 1 主要會計政策 續 Principal Accounting Policies continued

### （戊）合營公司

合營公司乃一間由本集團或本公司與其他人士按一項合約性安排而經營之公司，而在該項合約性安排下，本集團或本公司與一名或多名其他人士對該公司之經濟活動共同行使控制權。

本集團於合營公司之權益乃以權益法在綜合賬目內列賬，最初乃以成本作記錄，其後按本集團應佔合營公司之淨資產於收購後之改變作出調整。綜合收益表反映本集團應佔合營公司於收購後之年度業績。

在本公司之資產負債表內，合營公司之權益乃按成本值減任何減值虧損列賬。本公司按於結算日已收及應收合營公司之股息確認合營公司之業績。

### （己）商譽

編製綜合賬所產生之商譽或負商譽，乃指收購成本超出或低於本集團應佔所收購可辨認資產及負債之公平價值之差額。

於二零零一年七月一日前，收購附屬公司及合營公司產生之商譽已直接於產生年度在資本儲備撇銷。負商譽則計入資本儲備內。

由二零零一年七月一日起，本集團採用會計實務準則第三十號「企業合併」之規定，把新收購事項產生之商譽確認為資產，並按其估計可使用年期以直線法於綜合收益表內攤銷。商譽按成本值減累積攤銷及任何減值虧損列賬。倘負商譽關乎在收購計劃內確定之預計未來虧損及開支，則有關負商譽於未來虧損及開支確認時在綜合收益表內確認。任何餘下負商譽（不超出所收購之非貨幣資產之公平價值）按非貨幣資產之加權平均可使用年期在綜合收益表內確認。超出所收購非貨幣資產公平價值之負商譽，則即時在綜合收益表內確認。尚未於綜合收益表內確認之負商譽，跟商譽屬於同一資產負債表類別，以資產減項呈列。

### (e) Jointly controlled entities

A jointly controlled entity is an entity which operates under a contractual arrangement between the Group or Company and other parties, where the contractual arrangement establishes that the Group or Company and one or more of the other parties share joint control over the economic activity of the entity.

The Group's interests in jointly controlled entities are accounted for in the consolidated accounts under the equity method and are initially recorded at cost and adjusted thereafter for the post-acquisition change in the Group's share of net assets of the jointly controlled entities. The consolidated income statement reflects the Group's share of the post-acquisition results of operations of the jointly controlled entities for the year.

In the Company's balance sheet, interests in jointly controlled entities are stated at cost less any impairment losses. The results of jointly controlled entities are recognised by the Company to the extent of dividends received and receivable at the balance sheet date.

### (f) Goodwill

Goodwill or negative goodwill arising on consolidation represents the excess or shortfall respectively of the cost of the acquisition over the Group's share of the fair value of the identifiable assets and liabilities acquired.

Prior to 1 July 2001, goodwill arising on acquisitions of subsidiaries and jointly controlled entities was written off directly to capital reserves in the year in which it arose. Negative goodwill was credited to capital reserve on consolidation.

With effect from 1 July 2001, the Group adopted SSAP 30 "Business Combinations", and goodwill arising on new acquisitions is recognised as an asset and amortised to the consolidated income statement on a straight line basis over its estimated useful life. Goodwill is stated at cost less accumulated amortisation and any impairment losses. To the extent that negative goodwill relates to an expectation of future losses and expenses that are identified in the plan of acquisition, it is recognised in the consolidated income statement when future losses and expenses are recognised. Any remaining negative goodwill not exceeding the fair value of non-monetary assets acquired is recognised in the consolidated income statement over the weighted average useful life of the non-monetary assets. Negative goodwill in excess of the fair values of those non-monetary assets acquired is recognised in the consolidated income statement immediately. Any negative goodwill not yet recognised in the consolidated income statement is presented as a deduction from the assets in the same balance sheet classification as goodwill.

# 賬項附註 續 NOTES ON THE ACCOUNTS continued

*以港幣為單位* *Expressed in Hong Kong dollars*

## 1 主要會計政策 續 Principal Accounting Policies continued

### (己) 商譽 續

出售附屬公司或合營公司時，商譽或負商譽應佔之數額均計入出售溢利或虧損。

本集團採用會計實務準則第三十號內之過渡期條款，毋須就二零零一年七月一日前因收購而產生並已撥入儲備之商譽或負商譽作出追溯性調整。

### (f) Goodwill continued

On disposal of a subsidiary or jointly controlled entity, the attributable amount of goodwill or negative goodwill is included in the calculation of the profit or loss on disposal.

The Group has taken advantage of the transitional provisions in SSAP 30 and has made no retrospective adjustment to goodwill or negative goodwill that arose from acquisitions prior to 1 July 2001, which were previously taken to reserves.

### (庚) 證券投資項目

按界定之長線目標並擬持續持有但非屬於附屬公司及合營公司投資之證券投資項目，均列為非流動資產，並按成本值減董事參照其公平價值後認為需要作出之非暫時性減值準備列賬。此等投資之業績乃按已收及應收之股息及利息確認入賬。任何有關之準備均在綜合收益表內確認為開支。

所有其他投資之公平價值在資產負債表內列賬。公平價值之變動已計入收益表。

### (g) Investments in securities

Investments in securities intended to be held on a continuing basis, for an identified long term purpose which are not investments in subsidiaries and jointly controlled entities, are classified under non-current assets and are carried at cost less provision for diminution in value which is other than temporary as considered by the directors by reference to the fair values. Results of these investments are recognised only to the extent of dividends and interests received and receivable. Any such provisions are recognised as an expense in the income statement.

All other investments are stated at fair value in the balance sheet. Changes in fair value are dealt with in the income statement.

### (辛) 物業

#### 1. 投資物業

投資物業乃持作長期資本投資作收租用途之物業。此等物業每年均由外聘專業測計師進行估值，並按公開市值列賬，惟地契年期尚餘二十年或以下之投資物業則按其攤銷後之成本值列賬。投資物業重估產生之增值將記入投資物業重估儲備賬內，而重估產生之減值乃按投資組合之基準先由以往重估增值抵銷，差額則列入收益表內。重估增值或減值均於出售投資物業時撥入收益表內。

發展中物業以成本值列賬，成本包括資本化之借貸支出（如有）及專業服務費，並扣除董事認為需要作出之任何非暫時性減值準備。作收租用途之物業在發展工程完成後歸類為投資物業。

### (h) Properties

#### 1. Investment properties

Investment properties are properties held as long term capital investments for rental purposes. They are stated at their open market value which is assessed annually by external qualified valuers, except for investment properties with an unexpired lease term of 20 years or less which are stated at amortised cost. Surpluses arising on revaluation are credited to the investment property revaluation reserve; deficits arising on revaluation are firstly set off against any previous revaluation surpluses on a portfolio basis and thereafter taken to the income statement. Revaluation surpluses or deficits are dealt with in the income statement upon disposal.

Properties under development are stated at cost, including borrowing costs capitalised, if any, and professional fees, less any provision for diminution in value which is other than temporary as considered necessary by the directors. A property developed for rental purposes is classified as an investment property when the construction work and development have been completed.

## 1 主要會計政策 續 Principal Accounting Policies continued

### （辛）物業 續 (h) Properties continued

#### 2. 發展中可供出售物業 2. Properties under development for sale

發展中可供出售物業皆列入流動資產內，並以成本值及可變現淨值兩者中較低者列賬。物業發展費用包括資本化之借貸支出（如有）及專業服務費，加上截至結算日之應佔溢利減已收取代管人之款項。可變現淨值乃按管理層參照目前市況而決定之估計物業售價減出售物業涉及之費用。

Properties under development for sale are classified under current assets and stated at the lower of cost and net realisable value. Property development costs include borrowing costs capitalised, if any, and professional fees, plus attributable profit taken to date, less sums received from stakeholders. Net realisable value represents the estimated selling price as determined by reference to management estimates based on prevailing market conditions, less costs to be incurred in selling the property.

凡一項發展物業於落成前出售，所得溢利於買賣協議簽署後開始確認。年內確認之溢利乃按物業之落成程度及預售期之付款方法列為估計完工時總溢利之一部份，並就或然負債作出適當準備。

When a development property is sold in advance of completion, recognition of profit commences when the sale and purchase agreement has been signed. The profits recognised in a year are computed as a proportion of the total estimated profit to completion and such proportion is calculated by reference to the degree of completion for the property and the terms of payment for the properties pre-sold, with due allowance for contingencies.

#### 3. 待售已建成物業 3. Completed properties for sale

待售已建成物業皆列入流動資產，並以成本值及可變現淨值之較低者入賬。可變現淨值乃按管理層參照目前市況而決定之估計物業售價減出售物業涉及之費用。

Completed properties for sale are classified under current assets and stated at the lower of cost and net realisable value. Net realisable value represents the estimated selling price as determined by reference to management estimates based on prevailing market conditions, less costs to be incurred in selling the property.

物業出售時，該等物業之賬面值乃於有關收入之確認期內確認為開支。物業之任何減值至可變現淨值均於減值期內確認為開支。倘若可變現淨值增加導致已作出之任何減值出現逆轉時，則於增值期內扣減同期的確認開支。

When properties are sold, the carrying amount of those properties is recognised as an expense in the period in which the related revenue is recognised. The amount of any write-down of properties to net realisable value is recognised as an expense in the period the write-down occurs. The amount of any reversal of any write-down of properties, arising from an increase in net realisable value, is recognised as a reduction in the amount of properties recognised as an expense in the period in which the reversal occurs.

#### 4. 酒店物業 4. Hotel properties

酒店物業乃按過往之估值減任何減值虧損入賬。

Hotel properties are carried at their previously stated valuations less any impairment losses.

# 賬項附註 續 NOTES ON THE ACCOUNTS continued

以港幣為單位

Expressed in Hong Kong dollars

## 1 主要會計政策 續 Principal Accounting Policies continued

### (壬) 其他固定資產

1. 其他固定資產按成本值減累積折舊及任何減值虧損列賬。

2. **租賃資產**

由承租人承擔資產擁有權之絕大部份風險及利益之資產租約均列為融資租約，而租賃人未有把資產擁有權之全部風險及利益轉移之資產租約則列為營業租約。

(i) 根據融資租約購買之資產

本集團根據融資租約而購買供使用之資產，乃按其公平價值或最少應付租金之現值較低者計入固定資產內，而相應之負債在扣除融資費用後，則列作融資租約承擔入賬。包含在租金內之融資費用於租約期內在收益表內扣除，使每個會計期間在負債餘額中扣除之融資費用大致維持相若之水平。減值虧損（如有）乃按下文會計政策1（子）計算。

(ii) 按營業租約持有供使用之資產

本集團根據營業租約出租之資產，乃按其性質而計入資產負債表內，並在適用情況下按下文會計政策1（癸）所述之本集團折舊政策作出折舊。來自營業租約之收入按下文會計政策1（辰）2所述之本集團收入確認政策作出確認。

### (i) Other fixed assets

1. Other fixed assets are stated at cost less accumulated depreciation and any impairment losses.

2. **Leased assets**

Leases of assets under which the lessee assumes substantially all the risks and benefits of ownership are classified as finance leases. Leases of assets under which the lessor has not transferred all the risks and benefits of ownership are classified as operating leases.

(i) Assets acquired under finance leases

Where the Group acquires the use of assets under finance leases, the amounts representing the fair value of the leased asset, or, if lower, the present value of the minimum lease payments, of such assets are included in fixed assets and the corresponding liabilities, net of finance charges, are recorded as obligations under finance leases. Finance charges implicit in the lease payments are charged to the income statement over the period of the leases so as to produce an approximately constant periodic rate of charge on the remaining balance of the obligations for each accounting period. Impairment losses, if any, are accounted for in accordance with the accounting policy 1(k) below.

(ii) Assets held for use in operating leases

Where the Group leases out assets under operating leases, the assets are included in the balance sheet according to their nature and, where applicable, are depreciated in accordance with the Group's depreciation policies, as set out in accounting policy 1(j) below. Revenue arising from operating leases is recognised in accordance with the Group's revenue recognition policies as set out in accounting policy 1(o)2 below.

## 1 主要會計政策 續 Principal Accounting Policies continued

### （癸）折舊

**1. 投資物業**
地契年期尚餘二十年以上之投資物業在估值時均按其樓宇狀況計算時值，故毋須提撥折舊準備。

地契年期尚餘二十年或以下之投資物業，乃以直線折舊法按契約尚餘年期撇銷其賬面價值。

**2. 發展中物業**
發展中之物業並無作出折舊準備。

**3. 酒店物業**
地契年期尚餘二十年以上之酒店物業並無作出折舊準備。本集團之政策乃將酒店物業維持於最佳狀況，使其不致隨時間過去而減值，而有關支出則於發生年度之收益表內扣除，故折舊情況是微不足道。

**4. 其他固定資產**
其他固定資產之折舊乃按個別資產下列預計可使用年期以直線折舊法撇銷其成本值：

| | |
|---|---|
| 契約土地 | 地契尚餘年期 |
| 樓宇 | 五十年或地契尚餘年期（取較短者） |
| 傢俬及設備 | 四至二十年 |
| 酒店營業資產 | 三至十年 |
| 車輛 | 五年 |

### (j) Depreciation

**1. Investment properties**
No depreciation is provided for investment properties with an unexpired lease term of over 20 years as the valuation takes into account the state of each property at the date of valuation.

Depreciation is provided for investment properties with an unexpired lease term of 20 years or less. It is calculated to write off the carrying value on a straight line basis over the remaining term of the leases.

**2. Properties under development**
No depreciation is provided for properties under development.

**3. Hotel properties**
No depreciation is provided in respect of hotel properties with an unexpired lease term of over 20 years. It is the Group's policy to maintain the hotel properties in such condition that their value is not diminished by the passage of time and the related expenditure is charged to the income statement in the year in which it is incurred so that any element of depreciation would be immaterial.

**4. Other fixed assets**
Depreciation on other fixed assets is provided so as to write off the cost on a straight line basis over their estimated useful lives as follows:

| | |
|---|---|
| Leasehold land | unexpired lease term |
| Buildings | 50 years or unexpired lease term, whichever is shorter |
| Furniture and equipment | 4 – 20 years |
| Hotel operating assets | 3 – 10 years |
| Motor vehicles | 5 years |

# 賬項附註 續 | NOTES ON THE ACCOUNTS continued

*以港幣為單位* | *Expressed in Hong Kong dollars*

## 1 主要會計政策 續 | Principal Accounting Policies continued

### （子）資產減值

本集團於每個結算日均會進行評估，決定投資物業以外之資產是否出現任何減值跡象。倘出現減值跡象時，則估計資產之可收回值（以售價淨值或使用價值較高者為準），並在適當時把資產賬面值減至其可收回值。除非資產以重估值入賬，其減值虧損將被視為重估減值，否則減值虧損於收益表內確認。

### (k) Impairment of assets

An assessment is carried out at each balance sheet date to determine whether there is any indication that assets other than investment properties are impaired. If any such indication exists, the recoverable amount of the asset, being the greater of its net selling price or value in use, is estimated. The carrying amount of the asset is reduced to its recoverable amount where appropriate. Such impairment loss is recognised in the income statement unless the asset is carried at revalued amount, in which case it is treated as a revaluation decrease.

### （丑）其他存貨

其他存貨乃按其成本值及可變現淨值兩者中較低者列賬。成本值以先入先出法計算。可變現淨值乃按管理層參考目前市況而決定。

### (l) Other inventories

Other inventories are stated at the lower of cost and net realisable value. Cost is computed on a first-in first-out basis. Net realisable value is determined by reference to management estimates based on prevailing market conditions.

### （寅）可換股債券

可換股債券歸類為負債直至轉換為股份為止，並以本金列賬。可換股債券之折讓或溢價乃於發行日起至債券贖回日期間，以直線法在收益表內攤銷或確認。發行費用於債券期內以直線法在收益表內攤銷。

### (m) Convertible bonds

Convertible bonds are classified as liabilities until they are being converted into equity and are stated at principal amount. Discounts or premium on convertible bonds are amortised to or recognised in the income statement on a straight line basis over the period from the issuing date to the date of redemption of the bonds. Issuing costs are amortised to the income statement on a straight line basis over the period of the bonds.

### （卯）借貸支出

除收購、興建或製造之資產因需較長時間方可供所擬用途或供出售而將有關借貸支出資本化外，借貸支出於產生之期間在收益表內扣除。

### (n) Borrowing costs

Borrowing costs are expensed in the income statement in the period in which they are incurred, except to the extent that they are capitalised as being attributable to the acquisition, construction or production of an asset which necessarily takes a substantial period of time to get ready for its intended use or sale.

## 1 主要會計政策 續 Principal Accounting Policies continued

### (辰) 收入確認

在經濟效益會流入本集團，及收入跟適當之成本能可靠地計算時，收入乃按以下方法於收益表內確認：

**1. 銷售物業**
物業之銷售收入乃於簽訂買賣合約時確認，而預售發展中物業之收入則按會計政策1（辛）2所述之基準在工程進行期間確認。

**2. 租金收入**
營業租約所得租金收入乃按個別租約之年期以直線法入賬。或然租金乃於其賺取之會計期內確認為收入。

**3. 酒店收入**
酒店業務之收入於服務提供後確認。

**4. 利息收入**
銀行存款及按揭貸款之利息收入以時間比例按尚餘本金及適用利率計算。

**5. 股息**
股息收入於收款權確立時確認。上市投資之股息收入在投資項目的股價除息時確認。

### (o) Revenue recognition

Provided it is probable that the economic benefits will flow to the Group and the revenue and costs, if applicable, can be measured reliably, revenue is recognised in the income statement as follows:

**1. Sale of properties**
Revenue from sale of properties is recognised upon signing of the sale and purchase agreements and revenue from pre-sale of properties under development is recognised over the course of development on the basis as stipulated in accounting policy 1(h)2.

**2. Rental income**
Rental income under operating leases is recognised on a straight line basis over the terms of the respective leases. Contingent rentals are recognised as income in the accounting period in which they are earned.

**3. Hotel revenue**
Revenue from hotel operations is recognised when services are rendered.

**4. Interest income**
Interest on bank deposits and mortgage loans is accrued on a time-apportioned basis on the principal outstanding and at the rate applicable.

**5. Dividends**
Dividend income from unlisted investments is recognised when the right to receive payment is established. Dividend income from listed investments is recognised when the share price of the investment goes ex-dividend.

# 賬項附註 續 NOTES ON THE ACCOUNTS continued

以港幣為單位 *Expressed in Hong Kong dollars*

## 1 主要會計政策 續 Principal Accounting Policies continued

### (巳) 遞延稅項

遞延稅項準備是以負債法，就可預見將來合理地預期因會計及稅務處理方法之間的重大時差而產生的稅務影響而作出。

未來之遞延稅項利益只會在合理保證可實現時才會確認。

### (午) 外幣折算

年度內之外幣交易按交易日匯率折算為港元。外幣資產、負債及海外附屬公司與合營公司之業績則按資產負債表結算日之市場匯率折算為港元。除因折算期初之外幣淨投資而產生之折算差額需計入匯兑變動儲備內，折算收益及虧損已計入收益表。

### (未) 關連人士

如本集團有權直接或間接監控另一方人士或對另一方人士的財務及經營決策作出重要影響，或另一方人士有權直接或間接監控本集團或對本集團的財務及經營決策作出重要影響，又或本集團與另一方人士均受制於共同的監控或共同的重要影響下，另一方人士將被視為關連人士。關連人士可為個別人士或其他公司。

### (p) Deferred taxation

Deferred taxation is provided using the liability method in respect of the taxation effect arising from all material timing differences between the accounting and tax treatment of income and expenditure, which are expected with reasonable probability to crystallise in the foreseeable future.

Future deferred tax benefits are not recognised unless their realisation is assured beyond reasonable doubt.

### (q) Translation of foreign currencies

Foreign currency transactions during the year are translated into Hong Kong dollars at the rates of exchange prevailing at the transaction dates. Monetary assets and liabilities denominated in foreign currencies and the results of overseas subsidiaries and jointly controlled entities are translated into Hong Kong dollars at the market rates of exchange ruling at the balance sheet date. Exchange gains and losses are dealt with in the income statement with the exception of those arising from the retranslation of opening foreign currency net investments which are dealt with in the exchange fluctuation reserve.

### (r) Related parties

Parties are considered to be related to the Group if the Group has the ability, directly or indirectly, to control the party or exercise significant influence over the party in making financial and operating decisions, or vice versa, or where the Group and the party are subject to common control or common significant influence. Related parties may be individuals or other entities.

## 1 主要會計政策 續 Principal Accounting Policies continued

### (申) 分部報告

分部指本集團內可明顯區分之組成部分，可分為提供產品或服務(業務分部)，或在某一特定經濟環境內提供產品或服務(地區分部)。不同分部承受着不同於其他分部之風險及回報。

根據本集團之內部財務報告方式，本集團決定把業務分部作為首要之報告方式，地區分部則作為次要之報告方式。

分部收入、支出、業績、資產及負債，包括直接屬於該分部及按合理基準分配至該分部之項目。分部收入、支出、資產及負債需包含在編製綜合賬項過程中已抵銷之集團內部往來結餘及交易，惟倘該等內部結餘和交易同屬一個分部則除外。分部之間之交易定價按與其他外界人士相若之條款釐定。

分部資本開支指期內添置預計將可使用超過一個會計期間之分部資產(包括有形及無形資產)，所產生之成本總額。

### (酉) 擬派股息

根據經修訂之會計實務準則第九號「結算日後事項」之規定，結算日後宣派或擬宣派之股息，均不會於結算日確認為負債。此項會計政策之轉變已予追溯應用，因此，先前於二零零一年六月三十日止記錄為流動負債之擬派二零零一年度末期股息四億二千三百二十萬元(二零零零年：五億三千五百六十萬元)已作出重列，使本集團於二零零一年六月三十日之資產淨值由一百八十七億二千三百四十萬元增加至一百九十一億四千六百六十萬元(二零零零年：由一百九十二億九千二百三十萬元增加至一百九十八億二千七百九十萬元)，而本公司之資產淨值則由一百二十八億五千零八十萬元增加至一百三十二億七千四百萬元(二零零零年：由一百二十四億八千三百一十萬元增加至一百三十億一千八百七十萬元)。於二零零一年及二零零零年六月三十日之保留溢利已分別作出重列，有關詳情於賬項附註25內披露。

### (s) Segment reporting

A segment is a distinguishable component of the Group that is engaged in providing products or services (business segment), or in providing products, or services within a particular economic environment (geographical segment), which is subject to risks and rewards that are different from those of other segments.

In accordance with the Group's internal financial reporting, the Group has determined that business segment be presented as the primary reporting format and geographical segment as the secondary reporting format.

Segment revenue, expenses, results, assets and liabilities include items directly attributable to a segment as well as those that can be allocated on a reasonable basis to that segment. Segment revenue, expenses, assets, and liabilities are determined before intra-group balances and intra-group transactions are eliminated as part of the consolidation process, except to the extent that such intra-group balances and transactions are between group companies within a single segment. Inter-segment pricing is based on similar terms as those available to other external parties.

Segment capital expenditure is the total cost incurred during the period on additions of segment assets (both tangible and intangible) that are expected to be used for more than one period.

### (t) Proposed dividend

In accordance with the revised SSAP 9 "Events after the balance sheet date", dividend declared or proposed after balance sheet date are not recognised as a liability at balance sheet date. This change in accounting policy has been applied retrospectively so that the proposed final dividend for the year ended 30 June 2001 of $423.2 million (2000: $535.6 million) previously recorded as a current liability as at 30 June 2001 has been restated, resulting an increase in net assets from $18,723.4 million to $19,146.6 million (2000: from $19,292.3 million to $19,827.9 million) of the Group and from $12,850.8 million to $13,274.0 million (2000: from $12,483.1 million to $13,018.7 million) of the Company at 30 June 2001. Retained profits at 30 June 2001 and 2000 have also been restated, details of which are disclosed in note 25 to the accounts.

# 賬項附註 續 NOTES ON THE ACCOUNTS continued

以港幣為單位 *Expressed in Hong Kong dollars*

## 2 營業額及分部資料 Turnover and Segment Information

本公司之主要業務為控股投資，並透過其附屬公司從事物業發展以供銷售、物業租賃以獲取租金收入、擁有和管理酒店，以及其他投資。本集團亦從事停車場管理及物業管理，並透過合營公司經營飲食及乾洗服務。

The principal activities of the Company are investment holding and, through its subsidiaries, property development for sale, property leasing for rental income, hotel owning and management and other investments. The Group also operates in car park management and property management, and through its jointly controlled entities, the Group is involved in the operation of restaurants and dry-cleaning.

營業額指物業銷售、物業租賃、擁有及管理酒店，以及其他業務之收入。按業務及地區分部分析之營業額已載於下文。

Turnover represents revenue from property sales, property leasing, hotel owning and management, and other operations. An analysis of turnover by business and geographical segments is set out below.

### (甲) 業務分部 (a) Business segment

#### (i) 營業額及分部業績 (i) Turnover and segment results

| | | 營業額 Turnover | | 分部業績 Segment results | |
|---|---|---|---|---|---|
| | | **2002 百萬元 $Million** | 2001 百萬元 $Million | **2002 百萬元 $Million** | 2001 百萬元 $Million |
| 物業銷售 | Property sales | **830.3** | 3,247.5 | **134.9** | 185.0 |
| 物業租賃 | Property leasing | **2,169.6** | 2,022.7 | **1,649.6** | 1,624.9 |
| 酒店擁有及管理 | Hotel owning and management | **223.5** | 269.8 | **33.6** | 82.3 |
| 其他業務 | Other operations | **32.4** | 40.5 | **88.9** | 191.5 |
| 分部收入及業績 | Segment revenue and results | **3,255.8** | 5,580.5 | **1,907.0** | 2,083.7 |
| 分部業務之間 － 物業租賃 | Inter-segment – property leasing | **(1.8)** | (1.9) | **–** | – |
| | | **3,254.0** | 5,578.6 | **1,907.0** | 2,083.7 |
| 利息收入 | Interest income | | | **105.7** | 244.8 |
| 行政費用 | Administrative expenses | | | **(164.5)** | (148.2) |
| 財務費用 | Finance costs | | | **(372.5)** | (501.6) |
| 營業溢利 | Operating profit | | | **1,475.7** | 1,678.7 |
| 應佔合營公司業績 | Share of results of jointly controlled entities | | | | |
| 物業銷售 | Property sales | | | **(2.2)** | 10.1 |
| 物業租賃 | Property leasing | | | **32.0** | 31.0 |
| 其他業務 | Other operations | | | **(6.3)** | 4.0 |
| 除稅前溢利 | Profit before taxation | | | **1,499.2** | 1,723.8 |

## 2 營業額及分部資料 續 Turnover and Segment Information continued

### (甲) 業務分部 續 (a) Business segment continued

#### (ii) 分部資產及負債 (ii) Segment assets and liabilities

| | | 資產 Assets | | 負債 Liabilities | |
|---|---|---|---|---|---|
| | | **2002 百萬元 $Million** | 2001 百萬元 $Million | **2002 百萬元 $Million** | 2001 百萬元 $Million |
| 物業銷售 | Property sales | **9,985.5** | 8,809.7 | **461.2** | 366.5 |
| 物業租賃 | Property leasing | **30,967.2** | 32,782.7 | **1,825.0** | 2,013.3 |
| 酒店擁有及管理 | Hotel owning and management | **1,602.7** | 1,606.7 | **28.0** | 17.3 |
| 其他業務 | Other operations | **977.8** | 913.3 | **25.0** | – |
| | | **43,533.2** | 44,112.4 | **2,339.2** | 2,397.1 |
| 於合營公司之權益 | Interest in jointly controlled entities | | | | |
| 物業銷售 | Property sales | **752.0** | 875.2 | **–** | – |
| 物業租賃 | Property leasing | **757.1** | 775.3 | **–** | – |
| 其他業務 | Other operations | **139.3** | 213.3 | **–** | – |
| 未分類(附註) | Unallocated (Note) | **3,739.7** | 4,257.9 | **14,200.9** | 13,703.7 |
| | | **48,921.3** | 50,234.1 | **16,540.1** | 16,100.8 |

附註:未分類之項目主要包括金融及公司資產,包括現金及存款三十六億七千三百二十萬元(二零零一年:四十一億八千七百一十萬元),計息借貸包括銀行貸款及透支九十四億七千三百萬元(二零零一年:一百二十三億一千九百九十萬元),以及其他非流動負債四十七億四千萬元(二零零一年:十三億九千零一十萬元)。

Note: Unallocated items mainly comprise financial and corporate assets including cash and deposits with banks of $3,673.2 million (2001: $4,187.1 million), and interest-bearing borrowings including bank loans and overdrafts of $9,473.0 million (2001: $12,319.9 million) and other non-current liabilities of $4,740.0 million (2001: $1,390.1 million).

#### (iii) 資本開支及折舊 (iii) Capital expenditure and depreciation

| | | 資本開支 Capital expenditure | | 折舊 Depreciation | |
|---|---|---|---|---|---|
| | | **2002 百萬元 $Million** | 2001 百萬元 $Million | **2002 百萬元 $Million** | 2001 百萬元 $Million |
| 物業租賃 | Property leasing | **282.1** | 1,216.9 | **32.8** | 43.5 |
| 酒店擁有及管理 | Hotel owning and management | **10.2** | 11.8 | **14.4** | 15.1 |
| | | **292.3** | 1,228.7 | **47.2** | 58.6 |

# 賬項附註 續 NOTES ON THE ACCOUNTS continued

*以港幣為單位* *Expressed in Hong Kong dollars*

## 2 營業額及分部資料 續 Turnover and Segment Information continued

### (乙) 地區分部 (b) Geographical segment

#### (i) 分部收入及業績 (i) Segment revenue and results

| | 分部收入 Segment revenue | | 分部業績 Segment results | |
|---|---|---|---|---|
| | **2002 百萬元 $Million** | 2001 百萬元 $Million | **2002 百萬元 $Million** | 2001 百萬元 $Million |
| 香港 Hong Kong | **2,879.5** | 5,371.0 | **1,658.7** | 2,023.6 |
| 中國大陸 Mainland China | **376.3** | 209.5 | **248.3** | 60.1 |
| | **3,255.8** | 5,580.5 | **1,907.0** | 2,083.7 |

#### (ii) 分部資產 (ii) Segment assets

| | **2002 百萬元 $Million** | 2001 百萬元 $Million |
|---|---|---|
| 香港 Hong Kong | **36,965.4** | 37,601.0 |
| 中國大陸 Mainland China | **6,436.7** | 6,388.2 |
| | **43,402.1** | 43,989.2 |

#### (iii) 資本開支 (iii) Capital expenditure

| | **2002 百萬元 $Million** | 2001 百萬元 $Million |
|---|---|---|
| 香港 Hong Kong | **288.7** | 441.9 |
| 中國大陸 Mainland China | **3.6** | 786.8 |
| | **292.3** | 1,228.7 |

## 3 其他收入 Other Revenue

| | | 集團 Group 2002 百萬元 $Million | 2001 百萬元 $Million |
|---|---|---|---|
| 利息收入 | Interest income | **105.7** | 244.8 |
| 上市投資項目之未變現收益 | Unrealised gains on listed investments | **51.6** | 119.6 |
| 出售上市投資項目所得溢利 | Profit on disposal of listed investments | **26.8** | 20.9 |
| 來自上市投資項目之股息收入 | Dividend income from listed investments | **25.7** | 25.5 |
| | | **209.8** | 410.8 |

## 4 營業溢利 Operating Profit

| | | 集團 Group 2002 百萬元 $Million | 2001 百萬元 $Million |
|---|---|---|---|
| 營業溢利已扣除下列各項: | Operating profit is arrived at after charging: | | |
| 須於五年內償還之銀行貸款及其他借貸之利息 | Interest on bank loans and other borrowings repayable within 5 years | **448.8** | 652.3 |
| 融資租約費用 | Finance lease charges | **60.8** | 62.9 |
| 其他輔助借貸支出 | Other ancillary borrowing costs | **54.9** | 34.2 |
| 借貸支出總額 | Total borrowing costs | **564.5** | 749.4 |
| 減:借貸支出資本化(附註) | Less: Borrowing costs capitalised (Note) | **(192.0)** | (247.8) |
| 財務費用 | Finance costs | **372.5** | 501.6 |
| 核數師酬金 | Auditors' remuneration | **6.4** | 7.1 |
| 折舊 | Depreciation | **47.2** | 58.6 |
| 已計入物業銷售之成本:— | Included in cost of property sales:– | | |
| 存貨成本 | Cost of inventories | **326.8** | 2,656.6 |
| 投資物業成本 | Cost of investment properties | **344.8** | 442.2 |
| 營業租約費用 | Operating lease charges | **46.3** | 12.5 |
| 職工成本 | Staff costs | **357.2** | 356.2 |
| 並已計入: | and after crediting: | | |
| 出售投資物業所得溢利 | Profit on disposal of investment properties | **130.7** | 320.2 |
| 租金收入,已扣除直接支出四億九千二百五十萬元(二零零一年:三億七千零八十萬元),包括或然租金一千九百四十萬元(二零零一年:一千三百八十萬元) | Rental income less direct outgoings of $492.5 million (2001: $370.8 million), including contingent rentals of $19.4 million (2001: $13.8 million) | **1,675.4** | 1,650.0 |

附註: 發展中物業之借貸支出按每年百分之三點八(二零零一年:百分之六點三)之平均率資本化。

Note: The borrowing costs have been capitalised at an average rate of 3.8% (2001: 6.3%) per annum for properties under development.

# 賬項附註 續 NOTES ON THE ACCOUNTS continued

*以港幣為單位* *Expressed in Hong Kong dollars*

## 5 董事及高級管理層之酬金 Emoluments of Directors and Senior Management

根據香港《公司條例》第一百六十一條及一百六十一甲條所列報之董事酬金如下：

Directors' emoluments disclosed pursuant to Sections 161 and 161A of the Hong Kong Companies Ordinance are as follows:

| | | 集團 Group | |
|---|---|---|---|
| | | **2002 百萬元 $Million** | 2001 百萬元 $Million |
| 袍金 | Fees | | |
| 獨立非執行董事 | Independent Non-Executive Directors | **0.4** | 0.4 |
| 其他董事 | Other directors | **0.8** | 0.8 |
| 薪金、津貼及實物利益 | Salaries, allowances and benefits in kind | **7.2** | 7.0 |
| 本集團對退休金計劃的供款 | Group's contributions to retirement scheme | **0.6** | 0.6 |
| 酌定花紅 | Discretionary bonuses | **11.3** | 9.9 |
| | | **20.3** | 18.7 |

除以上酬金外，本公司根據股份期權計劃向某些董事授出股份期權，有關詳情於賬項附註24內披露。

In addition to the above emoluments, certain directors were granted share options under the Company's share option scheme, details of which are disclosed in note 24 to the accounts.

酬金介乎下列組別之董事數目如下：

The number of directors whose emoluments fell within the following bands is as follows:

| | | 董事數目 Number of directors | |
|---|---|---|---|
| | | **2002** | 2001 |
| 無 — 1,000,000元 | Nil – $1,000,000 | **5** | 5 |
| 1,500,001元 — 2,000,000元 | $1,500,001 – $2,000,000 | **2** | 1 |
| 2,500,001元 — 3,000,000元 | $2,500,001 – $3,000,000 | **1** | – |
| 4,000,001元 — 4,500,000元 | $4,000,001 – $4,500,000 | **1** | 2 |
| 8,000,001元 — 8,500,000元 | $8,000,001 – $8,500,000 | **–** | 1 |
| 8,500,001元 — 9,000,000元 | $8,500,001 – $9,000,000 | **1** | – |
| | | **10** | 9 |

## 5 董事及高級管理層之酬金 續 Emoluments of Directors and Senior Management continued

本集團於二零零二及二零零一年度五名最高薪酬人士，包括三名董事之酬金如下：

The emoluments of the five highest paid individuals in the Group, including three directors for both 2002 and 2001, are as follows:

| | | 集團 Group | |
|---|---|---|---|
| | | **2002 百萬元 $Million** | 2001 百萬元 $Million |
| 袍金 | Fees | **0.3** | 0.5 |
| 薪金、津貼及實物利益 | Salaries, allowances and benefits in kind | **8.0** | 9.1 |
| 本集團對退休金計劃的供款 | Group's contributions to retirement scheme | **0.8** | 0.8 |
| 酌定花紅 | Discretionary bonuses | **12.0** | 11.0 |
| | | **21.1** | 21.4 |

於二零零二及二零零一年度五名最高薪酬人士，包括三名董事之酬金介乎下列組別內：

The emoluments of the five highest paid individuals, including three directors for both 2002 and 2001, fell within the following bands:

| | | 人數 Number of individuals | |
|---|---|---|---|
| | | **2002** | 2001 |
| 2,000,001元 – 2,500,000元 | $2,000,001 – $2,500,000 | **1** | 2 |
| 2,500,001元 – 3,000,000元 | $2,500,001 – $3,000,000 | **2** | – |
| 4,000,001元 – 4,500,000元 | $4,000,001 – $4,500,000 | **1** | 2 |
| 8,000,001元 – 8,500,000元 | $8,000,001 – $8,500,000 | **–** | 1 |
| 8,500,001元 – 9,000,000元 | $8,500,001 – $9,000,000 | **1** | – |
| | | **5** | 5 |

## 6 稅項 Taxation

| | | 集團 Group | |
|---|---|---|---|
| | | **2002 百萬元 $Million** | 2001 百萬元 $Million |
| (甲) 綜合收益表內之稅項為： | (a) Taxation in the consolidated income statement represents: | | |
| 本年度香港利得稅準備按稅率百分之十六計算 | Provision for Hong Kong profits tax at 16% for the year | **129.8** | 162.1 |
| 以往年度準備(多提)／少提 | (Over)/Underprovision in respect of previous years | **(1.3)** | 139.0 |
| 遞延稅項(附註22) | Deferred taxation (Note 22) | **–** | (0.1) |
| 應佔合營公司稅項 | Share of jointly controlled entities' taxation | **4.6** | 6.5 |
| | | **133.1** | 307.5 |

由於年內之免稅額足以抵銷中國所得稅應課稅額，故年內並無就中國所得稅提撥準備。

No provision has been made for PRC income tax for the year as tax allowances are available to offset PRC taxable income for the year.

| | | 集團 Group | |
|---|---|---|---|
| | | **2002 百萬元 $Million** | 2001 百萬元 $Million |
| (乙) 綜合資產負債表內之稅項為： | (b) Taxation in the consolidated balance sheet represents: | | |
| 本年度香港利得稅準備 | Provision for Hong Kong profits tax for the year | **129.8** | 162.1 |
| 以往年度海外稅項準備 | Overseas tax provision relating to previous years | **0.2** | 0.2 |
| 以往年度之香港利得稅準備 | Provision for Hong Kong profits tax relating to previous years | **220.4** | 179.9 |
| | | **350.4** | 342.2 |

## 7 股東應佔純利 Net Profit Attributable to Shareholders

股東應佔純利包括本公司賬項內之溢利為七億零二百七十萬元(二零零一年：九億六千四百七十萬元)。

Net profit attributable to shareholders includes a profit of $702.7 million (2001: $964.7 million) which has been dealt with in the accounts of the Company.

## 8 股息 Dividends

| | | 2002<br>百萬元<br>$Million | 2001<br>百萬元<br>$Million |
|---|---|---|---|
| 已派發中期股息每股一角二仙（二零零一年：每股一角二仙） | Interim dividend paid of 12 cents (2001: 12 cents) per share | **158.8** | 158.7 |
| 擬派發末期股息每股三角二仙（二零零一年：每股三角二仙） | Proposed final dividend of 32 cents (2001: 32 cents) per share | **423.6** | 423.2 |
| | | **582.4** | 581.9 |

於結算日後擬派之末期股息，並無確認為結算日之負債。

The final dividend proposed after the balance sheet date has not been recognised as a liability at the balance sheet date.

## 9 每股盈利 Earnings per Share

(甲) 每股基本盈利乃按本年度之股東應佔純利六億九千一百八十萬元（二零零一年：七億四千四百五十萬元）及年內已發行股份之加權平均股數十三億二千三百二十萬股（二零零一年：十三億二千二百七十萬股）計算。

(a) The calculation of basic earnings per share is based on the net profit attributable to shareholders of $691.8 million (2001: $744.5 million) and the weighted average number of 1,323.2 million (2001: 1,322.7 million) shares in issue during the year.

(乙) 每股攤薄盈利乃按經調整之股東應佔純利六億九千一百八十萬元（二零零一年：七億四千四百五十萬元）及計入所有潛在攤薄盈利股份之影響後之加權平均股數十三億二千五百五十萬股（二零零一年：十三億二千四百七十萬股）計算。

(b) The calculation of diluted earnings per share is based on the adjusted net profit attributable to shareholders of $691.8 million (2001: $744.5 million) and the weighted average number of 1,325.5 million (2001: 1,324.7 million) shares after adjusting for the effects of all dilutive potential shares.

(丙) 調節

(c) Reconciliations

| | | 股份數目 Number of shares | |
|---|---|---|---|
| | | 2002 | 2001 |
| 用以計算每股基本盈利之股份加權平均數 | Weighted average number of shares used in calculating basic earnings per share | **1,323,164,904** | 1,322,677,862 |
| 潛在攤薄盈利之股份之影響 － 股份期權 | Effect of dilutive potential shares – share options | **2,296,583** | 2,068,047 |
| 用以計算每股攤薄盈利之股份加權平均數 | Weighted average number of shares used in calculating diluted earnings per share | **1,325,461,487** | 1,324,745,909 |

# 賬項附註 續 NOTES ON THE ACCOUNTS continued

以港幣為單位 *Expressed in Hong Kong dollars*

## 10 固定資產－集團 Fixed Assets – Group

| | | 投資物業 Investment properties 百萬元 $Million | 發展中物業 Properties under development 百萬元 $Million | 本港長期地契酒店物業 Hotel properties in Hong Kong on long leases 百萬元 $Million | 其他固定資產 Other fixed assets 百萬元 $Million | 合計 Total 百萬元 $Million |
|---|---|---|---|---|---|---|
| 成本值或估值: | Cost or valuation: | | | | | |
| 於二零零一年七月一日 | At 1 July 2001 | 28,690.7 | 4,034.8 | 1,475.8 | 657.5 | 34,858.8 |
| 添置 | Additions | 66.2 | 247.0 | – | 17.1 | 330.3 |
| 轉撥 | Transfers | 2,045.9 | (2,009.3) | – | (36.6) | – |
| 出售 | Disposals | (470.4) | – | – | (8.2) | (478.6) |
| 重估減值 | Deficit on revaluation | (1,694.7) | – | – | – | (1,694.7) |
| **於二零零二年六月三十日** | **At 30 June 2002** | **28,637.7** | **2,272.5** | **1,475.8** | **629.8** | **33,015.8** |
| 累積折舊: | Accumulated depreciation: | | | | | |
| 於二零零一年七月一日 | At 1 July 2001 | 160.7 | – | – | 413.7 | 574.4 |
| 本年度折舊 | Charge for the year | 16.4 | – | – | 30.8 | 47.2 |
| 因出售撥回 | Written back on disposals | – | – | – | (8.0) | (8.0) |
| **於二零零二年六月三十日** | **At 30 June 2002** | **177.1** | **–** | **–** | **436.5** | **613.6** |
| 賬面淨值: | Net book value: | | | | | |
| **於二零零二年六月三十日** | **At 30 June 2002** | **28,460.6** | **2,272.5** | **1,475.8** | **193.3** | **32,402.2** |
| 於二零零一年六月三十日 | At 30 June 2001 | 28,530.0 | 4,034.8 | 1,475.8 | 243.8 | 34,284.4 |

固定資產於二零零二年六月三十日之成本值或估值如下:

Cost or valuation of the fixed assets at 30 June 2002 is made up as follows:

| | | | | | | |
|---|---|---|---|---|---|---|
| **估值** | **Valuation** | **28,360.0** | **–** | **1,450.5** | **–** | **29,810.5** |
| **成本值** | **Cost** | **277.7** | **2,272.5** | **25.3** | **629.8** | **3,205.3** |
| | | **28,637.7** | **2,272.5** | **1,475.8** | **629.8** | **33,015.8** |

## 10 固定資產－集團 續 Fixed Assets – Group continued

物業之賬面淨值分析如下：

An analysis of net book value of properties is as follows:

| | | 投資物業 Investment properties | | 發展中物業 Properties under development | |
|---|---|---|---|---|---|
| | | **2002 百萬元 $Million** | 2001 百萬元 $Million | **2002 百萬元 $Million** | 2001 百萬元 $Million |
| 香港長期地契 | Long leases in Hong Kong | **16,052.1** | 17,589.7 | **669.1** | 663.7 |
| 香港以外地區長期地契 | Long leases outside Hong Kong | **462.0** | 455.0 | **–** | – |
| 香港中期地契 | Medium term leases in Hong Kong | **7,600.0** | 6,222.0 | **–** | 1,767.7 |
| 香港以外地區中期地契 | Medium term leases outside Hong Kong | **4,246.0** | 4,150.0 | **1,603.4** | 1,603.4 |
| 香港短期地契 | Short lease in Hong Kong | **100.5** | 113.3 | **–** | – |
| | | **28,460.6** | 28,530.0 | **2,272.5** | 4,034.8 |

集團所有主要長期及中期地契投資物業均於二零零二年六月三十日由特許測量師卓德測計師行有限公司根據租金總值，並計入租約屆滿續租時租值升幅後之可能收益而按公開市值進行之估值而釐定。

All major investment properties of the Group held under long and medium term leases were revalued as at 30 June 2002 by Chesterton Petty Limited, chartered surveyors, on an open market value basis calculated on total rental income after taking into account reversionary income potential.

集團投資物業之賬面淨值為二百八十四億六千零六十萬元（二零零一年：二百八十五億三千萬元）內包括根據融資租約而持有之資產，其賬面淨值為十九億二千萬元（二零零一年：二十一億零三百萬元）。

The net book value of investment properties of the Group of $28,460.6 million (2001: $28,530.0 million) includes an amount of $1,920.0 million (2001: $2,103.0 million) in respect of an asset held under a finance lease.

集團持有之酒店物業乃按於一九八八年九月三十日由特許測量師卓德測計師行有限公司按公開市值進行之專業估值並以該等物業之先前列賬估值而入賬。

The hotel properties held by the Group are carried at their previously stated valuations based on a professional valuation made by Chesterton Petty Limited, chartered surveyors, on an open market value basis as at 30 September 1988.

集團其他固定資產之賬面淨值為一億九千三百三十萬元（二零零一年：二億四千三百八十萬元）中，包括位於香港及海外以長期地契持有的房地產分別為一千一百萬元（二零零一年：一千一百二十萬元）及六百一十萬元（二零零一年：六百二十萬元）。

The net book value of other fixed assets of the Group of $193.3 million (2001: $243.8 million) includes amounts of $11.0 million (2001: $11.2 million) and $6.1 million (2001: $6.2 million) in respect of land and buildings held in and outside Hong Kong respectively on long leases.

本集團根據營業租約出租及按融資租約分租其投資物業。該等租約一般之租期初步訂為兩至五年，其中部分獲給予續約選擇權，屆時所有條款均重新議訂。長期租約通常會訂明重新檢討或調整之條款，而本集團之租約中每年都有某相若比例期滿續約。若干租約包括或然租金，並參考物業之收入而釐定。

The Group leases out its investment properties under operating leases and subleases in respect of those under finance lease. Leases typically run for an initial period of two to five years, with some having the option to renew, at which time all terms are renegotiated. Long term leases usually contain rent review or adjustment clauses and the Group has a regular proportion of its leases up for renewal each year. Certain leases include contingent rentals calculated with reference to revenue from the properties.

# 賬項附註 續 NOTES ON THE ACCOUNTS continued

以港幣為單位 *Expressed in Hong Kong dollars*

## 10 固定資產－集團 續 Fixed Assets – Group continued

於六月三十日，根據不可撤銷之營業租約最少應收之未來租金總額如下：

At 30 June, total future minimum lease payments receivable under non-cancellable operating leases were as follows:

| | | 集團 Group | | |
|---|---|---|---|---|
| | | **2002** | | |
| | | 分租 Subleases 百萬元 $Million | 其他租約 Other leases 百萬元 $Million | 總額 Total 百萬元 $Million |
| 一年內 | Within 1 year | **193.0** | **1,496.9** | **1,689.9** |
| 一年後但五年內 | After 1 year but within 5 years | **311.2** | **1,497.3** | **1,808.5** |
| 五年後 | After 5 years | **258.6** | **405.4** | **664.0** |
| | | **762.8** | **3,399.6** | **4,162.4** |
| | | 2001 | | |
| | | 分租 Subleases 百萬元 $Million | 其他租約 Other leases 百萬元 $Million | 總額 Total 百萬元 $Million |
| 一年內 | Within 1 year | 124.4 | 1,617.0 | 1,741.4 |
| 一年後但五年內 | After 1 year but within 5 years | 255.3 | 1,814.8 | 2,070.1 |
| 五年後 | After 5 years | 308.1 | 308.9 | 617.0 |
| | | 687.8 | 3,740.7 | 4,428.5 |

## 11 附屬公司權益 Interest in Subsidiaries

| | | 公司 Company | |
|---|---|---|---|
| | | **2002 百萬元 $Million** | 2001 百萬元 $Million |
| 非上市股份，成本值減準備 | Unlisted shares, at cost less provision | **165.7** | 170.7 |
| 應收附屬公司款項 | Amounts due from subsidiaries | **13,384.9** | 13,410.2 |
| 應付附屬公司款項 | Amounts due to subsidiaries | **(147.6)** | (268.1) |
| | | **13,403.0** | 13,312.8 |

各主要附屬公司之詳細資料載於附註第三十四項內。

Details of principal subsidiaries are set out in note 34.

## 12 合營公司權益 Interest in Jointly Controlled Entities

| | | 集團 Group | | 公司 Company | |
|---|---|---|---|---|---|
| | | **2002 百萬元 $Million** | 2001 百萬元 $Million | **2002 百萬元 $Million** | 2001 百萬元 $Million |
| 非上市股份，成本值 | Unlisted shares, at cost | **–** | – | **5.9** | 5.9 |
| 應佔資產淨值 | Share of net assets | **150.2** | 269.4 | **–** | – |
| | | **150.2** | 269.4 | **5.9** | 5.9 |
| 應收合營公司款項 | Amounts due from jointly controlled entities | **1,508.4** | 1,605.6 | **5.2** | 5.0 |
| 應付合營公司款項 | Amounts due to jointly controlled entities | **(10.2)** | (11.2) | **(8.8)** | (8.8) |
| | | **1,648.4** | 1,863.8 | **2.3** | 2.1 |

各主要合營公司之詳細資料載於附註第三十五項內。

Details of principal jointly controlled entities are set out in note 35.

## 13 貸款及投資 Loans and Investments

| | | 集團 Group | |
|---|---|---|---|
| | | **2002 百萬元 $Million** | 2001 百萬元 $Million |
| 非上市投資項目 | Unlisted investments | **60.7** | 50.1 |
| 貸款減準備 | Advances less provision | **24.7** | 28.8 |
| | | **85.4** | 78.9 |
| 香港以外地區上市之投資項目 | Listed investments outside Hong Kong | **3.4** | 146.1 |
| 按揭貸款（附註） | Mortgage loans (Note) | **171.6** | 148.4 |
| | | **260.4** | 373.4 |
| 香港以外地區上市投資項目之市值 | Market value of listed investments outside Hong Kong | **6.0** | 146.1 |

附註： 按揭貸款乃以物業作抵押。

Note: The mortgage loans are secured on properties.

# 賬項附註 續 NOTES ON THE ACCOUNTS continued

以港幣為單位 *Expressed in Hong Kong dollars*

## 14 存貨 Inventories

| | | 集團 Group | |
|---|---|---|---|
| | | **2002 百萬元 $Million** | 2001 百萬元 $Million |
| 發展中物業(附註) | Properties under development (Note) | | |
| 一香港 | – Hong Kong | **9,687.9** | 8,406.5 |
| 待售已建成物業 | Completed properties for sale | | |
| 一香港 | – Hong Kong | **189.3** | 256.9 |
| 一香港以外地區 | – outside Hong Kong | **95.0** | 102.3 |
| 其他存貨 | Other inventories | **3.3** | 3.7 |
| | | **9,975.5** | 8,769.4 |

按可變現淨值列賬之存貨額(包括在上表之總額內)為十三億零四百八十萬元(二零零一年:十二億九千六百八十萬元)。

The amount of inventories (included above) carried at net realisable value is $1,304.8 million (2001: $1,296.8 million).

附註: 價值八十一億九千四百一十萬元(二零零一年:五十九億二千零一十萬元)之發展中物業預期不會於一年內落成以供出售。

Note: Properties under development in the amount of $8,194.1 million (2001: $5,920.1 million) are not expected to be completed for sale within one year.

## 15 應收賬款及其他應收款項 Trade and Other Receivables

| | | 集團 Group | | 公司 Company | |
|---|---|---|---|---|---|
| | | **2002 百萬元 $Million** | 2001 百萬元 $Million | **2002 百萬元 $Million** | 2001 百萬元 $Million |
| 按揭貸款 | Mortgage loans | **5.3** | 5.7 | **–** | – |
| 應收款項、按金及預付款項 | Debtors, deposits and prepayments | **302.8** | 228.9 | **0.2** | 0.3 |
| | | **308.1** | 234.6 | **0.2** | 0.3 |

## 15 應收賬款及其他應收款項 續 Trade and Other Receivables continued

已計入應收賬款及其他應收款項之應收賬款，其賬齡分析如下：

Included in trade and other receivables are trade debtors with the following ageing analysis:

| | | 集團 Group 2002 百萬元 $Million | 2001 百萬元 $Million |
|---|---|---|---|
| 一個月內 | Within 1 month | **105.0** | 77.1 |
| 一至三個月 | 1 – 3 months | **24.1** | 22.7 |
| 三個月以上 | Over 3 months | **7.0** | 10.6 |
| | | **136.1** | 110.4 |

本集團設有特定之信貸政策，並定期編製應收賬款之賬齡分析及作出密切監察，以便把任何與應收賬款有關之信貸風險減至最低。

The Group maintains a defined credit policy. An ageing analysis of trade debtors is prepared on a regular basis and is closely monitored to minimise any credit risk associated with receivables.

## 16 投資項目 Investments

| | | 集團 Group 2002 百萬元 $Million | 2001 百萬元 $Million |
|---|---|---|---|
| 上市投資項目（按市值） | Listed investments (at market value) | | |
| – 香港 | – in Hong Kong | **572.7** | 521.4 |
| – 香港以外地區 | – outside Hong Kong | **80.8** | – |
| | | **653.5** | 521.4 |

# 賬項附註 續 NOTES ON THE ACCOUNTS continued

以港幣為單位 *Expressed in Hong Kong dollars*

## 17 銀行貸款及透支 Bank Loans and Overdrafts

於六月三十日須償還之無抵押銀行貸款及透支之還款期如下：

At 30 June, bank loans and overdrafts were unsecured and repayable as follows:

| | | 集團 Group | | 公司 Company | |
|---|---|---|---|---|---|
| | | **2002 百萬元 $Million** | 2001 百萬元 $Million | **2002 百萬元 $Million** | 2001 百萬元 $Million |
| 一年內或即期 | Within 1 year or on demand | **306.1** | 5,049.9 | **–** | 35.0 |
| 一年後但兩年內 | After 1 year but within 2 years | **816.9** | – | **–** | – |
| 兩年後但五年內 | After 2 years but within 5 years | **8,350.0** | 7,270.0 | **–** | – |
| 一年後但五年內總計 | Total after 1 year but within 5 years | **9,166.9** | 7,270.0 | **–** | – |
| | | **9,473.0** | 12,319.9 | **–** | 35.0 |

## 18 應付賬款及其他應付款項 Trade and Other Payables

| | | 集團 Group | | 公司 Company | |
|---|---|---|---|---|---|
| | | **2002 百萬元 $Million** | 2001 百萬元 $Million | **2002 百萬元 $Million** | 2001 百萬元 $Million |
| 應付款項及應計費用（附註i） | Creditors and accrued expenses (Note i) | **1,145.3** | 1,209.0 | **4.7** | 6.2 |
| 已收按金（附註ii） | Deposits received (Note ii) | **831.4** | 839.6 | **–** | – |
| | | **1,976.7** | 2,048.6 | **4.7** | 6.2 |

附註： (i) 應付款項及應計費用包括預期於一年內不會償付之保留款項一億三千五百五十萬元（二零零一年：八千四百一十萬元）。

(ii) 已收之五億零八百五十萬元（二零零一年：五億一千四百四十萬元）按金預期於一年內不會償付。

Notes: (i) Creditors and accrued expenses include retention money payable of $135.5 million (2001: $84.1 million) which is not expected to be settled within one year.

(ii) Deposits received of $508.5 million (2001: $514.4 million) are not expected to be settled within one year.

## 18 應付賬款及其他應付款項 續 Trade and Other Payables continued

已計入應付賬款及其他應付款項之應付賬款其賬齡分析如下：

Included in trade and other payables are trade creditors with the following ageing analysis:

| | | 集團 Group | |
|---|---|---|---|
| | | **2002 百萬元 $Million** | 2001 百萬元 $Million |
| 一個月內 | Within 1 month | **465.2** | 412.7 |
| 三個月以上 | Over 3 months | **522.0** | 646.6 |
| | | **987.2** | 1,059.3 |

## 19 可換股債券 Convertible Bonds

| | | 集團 Group | |
|---|---|---|---|
| | | **2002 百萬元 $Million** | 2001 百萬元 $Million |
| 本金 | Principal amount | **3,450.0** | – |
| 減：發行費用扣除溢價後之淨額 | Less: Issuing costs net of premium | **(59.7)** | – |
| | | **3,390.3** | – |

本集團之附屬公司於年內發行一批於二零零七年三月到期面值三十四億五千萬元之三點四厘可換股債券，該等債券已在盧森堡證券交易所上市。該等債券可按換股價每股九元轉換為恒隆地產有限公司(本集團之上市附屬公司)之普通股。該等債券亦可由二零零四年三月二十七日至二零零七年三月二十七日期間，按該等債券之有關條款以本金額贖回。年內並無轉換任何債券。

During the year an aggregate of $3,450,000,000 3.4% convertible bonds due in March 2007 were issued by a Company's subsidiary and were listed on the Luxembourg Stock Exchange. The bonds are convertible into the ordinary shares of Hang Lung Properties Limited, a listed subsidiary, at a conversion price of $9 per share on or before 20 March 2007. The bonds are redeemable at their principal amount from 27 March 2004 to 27 March 2007 according to relevant terms and conditions of the bonds. No bonds have been converted during the year.

# 賬項附註 續 NOTES ON THE ACCOUNTS continued

*以港幣為單位* *Expressed in Hong Kong dollars*

## 20 其他長期負債 Other Long Term Liabilities

| | | 集團 Group 2002 百萬元 $Million | 2001 百萬元 $Million |
|---|---|---|---|
| 融資租約承擔(附註21) | Finance lease obligations (Note 21) | **808.4** | 848.8 |
| 於二零零四年到期贖回之浮息票據(附註) | Floating rate notes due 2004 (Note) | **540.0** | 540.0 |
| 延遞稅項(附註22) | Deferred taxation (Note 22) | **0.6** | 0.6 |
| 須補地價 | Land premium | **0.7** | 0.7 |
| | | **1,349.7** | 1,390.1 |

附註： 該等浮息票據由本公司之附屬公司發行，並於一九九九年十月起在香港聯合交易所有限公司上市。

Note: The floating rate notes were issued by the Company's subsidiary and were listed in October 1999 on The Stock Exchange of Hong Kong Limited.

## 21 融資租約承擔 Finance Lease Obligations

就融資租約最少應付之租金總額及其現值如下：

Total minimum lease payments under finance lease and their present values are as follows:

| | | 集團 Group 2002 最少應付之租金額之現值 Present value of minimum lease payments 百萬元 $Million | 將於未來年度計入之利息費用 Interest expenses relating to future periods 百萬元 $Million | 最少應付之租金總額 Total minimum lease payments 百萬元 $Million |
|---|---|---|---|---|
| 應付金額 | Amounts payable | | | |
| 一年內 | Within 1 year | **40.4** | **58.1** | **98.5** |
| 一年後但五年內 | After 1 year but within 5 years | **238.4** | **196.9** | **435.3** |
| 五年後 | After 5 years | **570.0** | **117.0** | **687.0** |
| | | **808.4** | **313.9** | **1,122.3** |
| | | **848.8** | **372.0** | **1,220.8** |

## 21 融資租約承擔 續 Finance Lease Obligations continued

| | | 集團 Group | | |
|---|---|---|---|---|
| | | 最少應付之租金額之現值 Present value of minimum lease payments | 將於未來年度計入之利息費用 Interest expenses relating to future periods | 最少應付之租金總額 Total minimum lease payments |
| | | | 2001 | |
| | | 百萬元 $Million | 百萬元 $Million | 百萬元 $Million |
| 應付金額 | Amounts payable | | | |
| 一年內 | Within 1 year | 33.8 | 60.8 | 94.6 |
| 一年後但五年內 | After 1 year but within 5 years | 206.2 | 212.3 | 418.5 |
| 五年後 | After 5 years | 642.6 | 159.7 | 802.3 |
| | | 848.8 | 372.0 | 1,220.8 |
| | | 882.6 | 432.8 | 1,315.4 |

## 22 遞延稅項 Deferred Taxation

| | | 集團 Group | |
|---|---|---|---|
| | | **2002** | 2001 |
| | | **百萬元** | 百萬元 |
| | | **$Million** | $Million |
| 遞延稅項之變動包括: | Movements on deferred taxation comprise: | | |
| 於七月一日結存 | Balance at 1 July | **0.6** | 0.7 |
| 撥入綜合收益表(附註6(甲)) | Transfer to the consolidated income statement (Note 6(a)) | **–** | (0.1) |
| 於六月三十日結存 | Balance at 30 June | **0.6** | 0.6 |

遞延稅項指折舊免稅額超逾有關折舊之數額。因未能合理保證可實現而未有確認之遞延稅項資產為二億零一百三十萬元(二零零一年:二千三百六十萬元),即稅務虧損之未來利益三億零二百五十萬元(二零零一年:一億零四百五十萬元)減去因出售投資物業涉及之結餘課稅所產生之未來稅款一億零一百二十萬元(二零零一年:八千零九十萬元)。

Deferred taxation represents depreciation allowances in excess of related depreciation. Deferred tax asset of $201.3 million (2001: $23.6 million) being the future benefit of tax losses of $302.5 million (2001: $104.5 million) less future taxation arising from balancing charges upon disposal of investment properties of $101.2 million (2001: $80.9 million), has not been recognised as its realisation is not assured beyond reasonable doubt.

# 賬項附註 續　NOTES ON THE ACCOUNTS continued

*以港幣為單位　Expressed in Hong Kong dollars*

## 23 少數股東權益　Minority Interests

| | | 集團 Group | |
|---|---|---|---|
| | | **2002 百萬元 $Million** | 2001 百萬元 $Million |
| 應佔附屬公司股權及儲備 | Share of equity and reserves in subsidiaries | **12,119.0** | 12,894.0 |
| 少數股東注資 | Contributions from minority shareholders | **2,102.3** | 2,092.7 |
| | | **14,221.3** | 14,986.7 |

## 24 股本　Share Capital

| | | 2002 | | 2001 | |
|---|---|---|---|---|---|
| | | **每股面值一元之股份數目 Number of shares of $1 each** | **百萬元 $Million** | 每股面值一元之股份數目 Number of shares of $1 each | 百萬元 $Million |
| 法定 | Authorised | | | | |
| 於六月三十日 | At 30 June | **2,000,000,000** | **2,000.0** | 2,000,000,000 | 2,000.0 |
| 已發行及繳足 | Issued and fully paid | | | | |
| 於七月一日 | At 1 July | **1,322,278,242** | **1,322.3** | 1,324,738,242 | 1,324.7 |
| 根據股份期權計劃發行之股份 | Shares issued under share option scheme | **1,534,000** | **1.5** | 214,000 | 0.2 |
| 購回之股份 | Shares repurchased | **–** | **–** | (2,674,000) | (2.6) |
| 於六月三十日 | At 30 June | **1,323,812,242** | **1,323.8** | 1,322,278,242 | 1,322.3 |

## 24 股本 續 Share Capital continued

### 股份期權計劃

於二零零二年六月三十日，董事及僱員在本公司根據股份期權計劃以面值代價授出可認購本公司股份之期權（「股份期權」）持有下列權益。每份股份期權給予持有人認購一股股份之權利。

### Share Option Scheme

At 30 June 2002, the directors and employees had the following interests in options to subscribe for shares of the Company ("Share Option") granted at nominal consideration under the Share Option Scheme of the Company. Each Share Option gives the holder the right to subscribe for one share.

| | 於二零零一年七月一日尚未被行使之股份期權數目 Number of Share Options outstanding on 1 July 2001 | 年內被行使之股份期權數目 Number of Share Options exercised during the year | 於二零零二年六月三十日尚未被行使之股份期權數目（附註i） Number of Share Options outstanding on 30 June 2002 (Note i) | 授出日期 Date granted | 股份期權之行使期（附註ii） Period during which options exercisable (Note ii) | 行使價 元 Exercise price $ | 行使股份期權前之加權平均股價 元 Weighted average share price before exercise of options $ | 授出股份期權之日期前之股價 元 Share price before date of grant of options $ |
|---|---|---|---|---|---|---|---|---|
| **董事 Directors** | | | | | | | | |
| 袁偉良 Nelson W. L. Yuen | 2,500,000 | – | 2,500,000 | 二零零零年二月二十四日 24 February 2000 | 二零零一年二月二十四日至二零一零年二月二十三日 24 February 2001 to 23 February 2010 | 6.12 | – | – |
| 何世良 Wilfred S. L. Ho | 1,250,000 | – | 1,250,000 | 二零零零年二月二十四日 24 February 2000 | 二零零一年二月二十四日至二零一零年二月二十三日 24 February 2001 to 23 February 2010 | 6.12 | – | – |
| 吳士元 Terry S. Y. Ng | – | – | 1,250,000 | 二零零一年十一月一日 1 November 2001 | 二零零二年十一月一日至二零一一年十月三十一日 1 November 2002 to 31 October 2011 | 5.87 | – | 6.55 |
| 李鴻鈞 Alfred H. K. Li | 1,250,000 | 1,250,000（附註 iii）(Note iii) | – | 二零零零年二月二十四日 24 February 2000 | 二零零一年二月二十四日至二零一零年二月二十三日 24 February 2001 to 23 February 2010 | 6.12 | 7.06 | – |

# 賬項附註 續 / NOTES ON THE ACCOUNTS continued

以港幣為單位 / *Expressed in Hong Kong dollars*

## 24 股本 續 / Share Capital continued

### 股份期權計劃 續 / Share Option Scheme continued

| | 於二零零一年七月一日尚未被行使之股份期權數目 Number of Share Options outstanding on 1 July 2001 | 年內被行使之股份期權數目 Number of Share Options exercised during the year | 於二零零二年六月三十日尚未被行使之股份期權數目（附註i） Number of Share Options outstanding on 30 June 2002 (Note i) | 授出日期 Date granted | 股份期權之行使期（附註ii） Period during which options exercisable (Note ii) | 行使價 元 Exercise price $ | 行使股份期權前之加權平均股價 元 Weighted average share price before exercise of options $ | 授出股份期權之日期前之股價 元 Share price before date of grant of options $ |
|---|---|---|---|---|---|---|---|---|
| 僱員 Employees | 7,136,000 | 124,000 | 6,900,000 | 二零零零年二月二十四日 24 February 2000 | 二零零一年二月二十四日至二零一零年二月二十三日 24 February 2001 to 23 February 2010 | 6.12 | 6.96 | – |
| | 1,150,000 | 160,000 | 390,000 | 二零零零年十二月一日 1 December 2000 | 二零零一年十一月三十日至二零一零年十一月二十九日 30 November 2001 to 29 November 2010 | 5.49 | 7.03 | – |
| | – | – | 350,000 | 二零零一年七月十日 10 July 2001 | 二零零二年七月十日至二零一一年七月九日 10 July 2002 to 9 July 2011 | 6.87 | – | 7.50 |
| | – | – | 120,000 | 二零零一年十二月七日 7 December 2001 | 二零零二年十二月七日至二零一一年十二月六日 7 December 2002 to 6 December 2011 | 6.83 | – | 7.10 |

## 24 股本 續 / Share Capital continued

### 股份期權計劃 續 / Share Option Scheme continued

股份期權直至行使前均不會在財務報表內確認。年內授出之股份期權按於授出日期採用「柏力克 － 舒爾斯」期權定價模式(「該模式」)而估計之每份股份期權之加權平均價值為二元。所採用之加權平均假設如下:

The Share Options granted are not recognised in the financial statements until they are exercised. The weighted average value per Share Option granted during the year estimated at the date of grant using the Black-Scholes pricing model ("the Model") was $2. The weighted average assumptions used are as follows:

| | | | |
|---|---|---|---|
| 無風險利率 | 百分之五 | Risk-free interest rate | 5% |
| 預期使用年限(年) | 六 | Expected life (in years) | 6 |
| 波幅 | 零點四 | Volatility | 0.4 |
| 預期每股股息 | 四角四仙 | Expected dividend per share | $0.44 |

該模式乃為估計無限制賦予權及可全部轉讓之交易期權之公平價值而設。由於本公司之股份期權之某些特點與交易期權之特點明顯不同,該模式未必可就股份期權之公平價值提供可靠之計量。

The Model was developed for estimating the fair value of traded options that have no vesting restrictions and are fully transferable. As the Company's Share Options have characteristics significantly different from those of traded options, the Model may not necessarily provide a reliable measure of the fair value of the Share Options.

附註:
i. 年內有七十一萬二千份股份期權已被作廢。
ii. 董事局可酌情把行使期提早但不會延遲。
iii. 李鴻鈞先生於二零零一年十月三十一日退任董事後已行使其持有之期權以認購一百萬股股份。

Notes:
i. During the year, 712,000 Share Options were lapsed.
ii. Subject to change by the Board at its discretion to an earlier but not a later date.
iii. Mr. Alfred H. K. Li exercised his option after he ceased to be director on 31 October 2001 to subscribe for 1,000,000 shares.

# 賬項附註 續 NOTES ON THE ACCOUNTS continued

*以港幣為單位* *Expressed in Hong Kong dollars*

## 25 儲備 Reserves

| | | 集團 Group | | 公司 Company | |
|---|---|---|---|---|---|
| | | **2002 百萬元 $Million** | 2001 百萬元 $Million | **2002 百萬元 $Million** | 2001 百萬元 $Million |
| 資本儲備: | Capital reserves: | | | | |
| 股份溢價 | Share premium | **2,175.1** | 2,167.4 | **2,175.1** | 2,167.4 |
| 物業重估儲備 | Property revaluation reserve | | | | |
| －投資物業 | – investment properties | **1,757.3** | 2,825.1 | **–** | – |
| －酒店物業 | – hotel properties | **477.0** | 477.0 | **–** | – |
| 編製綜合賬而產生之資本儲備 | Capital reserve on consolidation | **1,065.4** | 1,068.6 | **–** | – |
| 應佔合營公司收購後之資本儲備 | Share of post-acquisition capital reserves of jointly controlled entities | **157.1** | 188.2 | **–** | – |
| 資本贖回儲備 | Capital redemption reserve | **26.1** | 26.1 | **26.1** | 26.1 |
| 其他資本儲備 | Other capital reserves | **427.2** | 423.1 | **–** | – |
| | | **6,085.2** | 7,175.5 | **2,201.2** | 2,193.5 |
| 盈餘儲備金: | Revenue reserves: | | | | |
| 普通儲備金 | General reserve | **275.0** | 275.0 | **861.6** | 861.6 |
| 保留溢利 | Retained profits | **10,475.9** | 10,373.8 | **9,017.3** | 8,896.6 |
| | | **10,750.9** | 10,648.8 | **9,878.9** | 9,758.2 |
| | | **16,836.1** | 17,824.3 | **12,080.1** | 11,951.7 |
| 資本儲備變動: | Movements in capital reserves: | | | | |
| 於七月一日結存 | At 1 July | **7,175.5** | 7,888.2 | **2,193.5** | 2,189.8 |
| 根據股份期權計劃發行股份所產生之股份溢價 | Share premium arising on shares issued under share option scheme | **7.7** | 1.1 | **7.7** | 1.1 |
| 重估投資物業 | Revaluation of investment properties | | | | |
| － 年內之減值 | – deficit for the year | **(1,010.5)** | (589.2) | **–** | – |
| － 出售物業所變現之增值 | – surplus realised on property disposal | **(57.3)** | (88.0) | **–** | – |
| 編製綜合賬而產生之資本儲備 | Capital reserve on consolidation | | | | |
| － 附屬公司投資之增加 | – increase in investment in a subsidiary | **10.8** | 3.1 | **–** | – |
| － 撇銷商譽 | – goodwill written off | **2.2** | – | **–** | – |
| － 出售物業變現 | – realised on property disposal | **(16.2)** | (21.6) | **–** | – |
| 合營公司資本儲備 | Capital reserves of jointly controlled entities | | | | |
| － 年內重估之(減值)/增值 | – revaluation (deficit)/surplus for the year | **(10.6)** | 11.6 | **–** | – |
| － 出售變現 | – realised on disposal | **(20.5)** | – | **–** | – |
| 資本贖回儲備 | Capital redemption reserve | | | | |
| － 購回股份 | – repurchase of shares | **–** | 2.6 | **–** | 2.6 |
| 其他資本儲備 | Other capital reserves | | | | |
| － 匯兑差額 | – exchange difference | **4.2** | (32.3) | **–** | – |
| － 出售物業變現 | – realised on property disposal | **(0.1)** | – | **–** | – |
| 於六月三十日 | At 30 June | **6,085.2** | 7,175.5 | **2,201.2** | 2,193.5 |

## 25 儲備 續 Reserves *continued*

| | | 集團 Group | | 公司 Company | |
|---|---|---|---|---|---|
| | | **2002 百萬元 $Million** | 2001 百萬元 $Million | **2002 百萬元 $Million** | 2001 百萬元 $Million |
| 保留溢利變動: | Movements in retained profits: | | | | |
| 於七月一日(如之前所呈報) | At 1 July (as previously reported) | **9,950.6** | 9,804.4 | **8,473.4** | 8,107.0 |
| 擬派末期股息之去年度調整(附註1(酉)) | Prior year adjustment in respect of proposed final dividend (note 1(t)) | **423.2** | 535.6 | **423.2** | 535.6 |
| 於七月一日(經重列) | At 1 July (as restated) | **10,373.8** | 10,340.0 | **8,896.6** | 8,642.6 |
| 年內純利 | Net profit for the year | **691.8** | 744.5 | **702.7** | 964.7 |
| 去年度末期股息(附註1(酉)) | Final dividend in respect of previous year (note 1(t)) | **(423.2)** | (535.6) | **(423.2)** | (535.6) |
| 本年度中期股息 | Interim dividend in respect of current year | **(158.8)** | (158.7) | **(158.8)** | (158.7) |
| 購回股份支付之總代價 | Aggregate consideration paid on shares repurchased | **–** | (16.4) | **–** | (16.4) |
| 應佔附屬公司購回股份支付之總代價 | Share of aggregate consideration paid on shares repurchased by a subsidiary | **(7.7)** | – | **–** | – |
| 於六月三十日 | At 30 June | **10,475.9** | 10,373.8 | **9,017.3** | 8,896.6 |

| | | 集團 Group | |
|---|---|---|---|
| | | **2002 百萬元 $Million** | 2001 百萬元 $Million |
| 保留溢利報表: | Statement of retained profits: | | |
| 集團公司(二零零一年已重列) | Group companies (as restated for 2001) | **10,314.6** | 10,112.8 |
| 合營公司 | Jointly controlled entities | **161.3** | 261.0 |
| | | **10,475.9** | 10,373.8 |

於二零零二年六月三十日,本公司可供分派予股東之儲備金總額為九十八億七千八百九十萬元(二零零一年:九十七億五千八百二十萬元)。

The aggregate amount of the Company's reserves available for distribution to shareholders at 30 June 2002 was $9,878.9 million (2001: $9,758.2 million).

# 賬項附註 續 NOTES ON THE ACCOUNTS continued

*以港幣為單位* *Expressed in Hong Kong dollars*

## 26 綜合現金流量表附註 Notes to the Consolidated Cash Flow Statement

### (甲) 營業溢利與營業運作所得之現金流入／(流出)淨額之調節 (a) Reconciliation of operating profit to net cash inflow/(outflow) from operating activities

| | | 2002<br>百萬元<br>$Million | 2001<br>百萬元<br>$Million |
|---|---|---|---|
| 營業溢利 | Operating profit | **1,475.7** | 1,678.7 |
| 利息及其他輔助借貸支出 | Interest and other ancillary borrowing costs | **311.7** | 438.7 |
| 融資租約費用 | Finance lease charges | **60.8** | 62.9 |
| 折舊 | Depreciation | **47.2** | 58.6 |
| 利息收入 | Interest income | **(105.7)** | (244.8) |
| 出售固定資產之溢利 | Profit on disposal of fixed assets | **(130.9)** | (332.1) |
| 出售合營公司之溢利 | Profit on disposal of jointly controlled entities | **(12.1)** | – |
| 撇銷商譽 | Goodwill written off | **2.9** | – |
| 發展中物業之增加 | Increase in properties under development | **(1,127.4)** | (3,729.9) |
| 待售已建成物業之減少 | Decrease in completed properties for sale | **74.9** | 2,340.7 |
| 其他存貨之減少 | Decrease in other inventories | **0.4** | 0.4 |
| 按揭貸款之(增加)／減少 | (Increase)/Decrease in mortgage loans | **(22.8)** | 54.3 |
| 應收款項、按金及預付款項之增加 | Increase in debtors, deposits and prepayments | **(8.5)** | (4.5) |
| 投資項目之增加 | Increase in investments | **(132.1)** | (521.4) |
| 應付地價之減少 | Decrease in land premium payable | **–** | (1,021.0) |
| 應付款項及應計費用之增加／(減少) | Increase/(Decrease) in creditors and accrued expenses | **58.2** | (195.4) |
| 已收按金之(減少)／增加 | (Decrease)/Increase in deposits received | **(8.2)** | 14.7 |
| 匯兌差額 | Exchange difference | **4.3** | 9.1 |
| 營業運作所得之現金流入／(流出)淨額 | Net cash inflow/(outflow) from operating activities | **488.4** | (1,391.0) |

## 26 綜合現金流量表附註 續 Notes to the Consolidated Cash Flow Statement continued

### (乙) 年內融資變動之分析 (b) Analysis of changes in financing during the year

| | | 股本(包括溢價) Share capital (including premium) 百萬元 $Million | 少數股東權益 Minority interests 百萬元 $Million | 銀行貸款 Bank loans 百萬元 $Million | 融資租約承擔 Finance lease obligations 百萬元 $Million | 可換股債券 Convertible bonds 百萬元 $Million | 保留溢利 Retained profits 百萬元 $Million |
|---|---|---|---|---|---|---|---|
| 於二零零零年七月一日之結存 | Balance at 1 July 2000 | 3,491.0 | 14,898.1 | 9,278.5 | 910.3 | – | 10,340.0 |
| 融資現金流量淨額 | Net cash flow from financing | 1.3 | 303.6 | 3,037.0 | (27.7) | – | (16.4) |
| 應佔溢利減已派發之股息 | Attributable profits less dividends paid | – | 174.8 | – | – | – | – |
| 扣除出售項目之應佔重估減值淨額 | Share of revaluation deficits, net of disposals | – | (357.2) | – | – | – | – |
| 附屬公司股權變動之影響 | Effect of change of shareholdings in subsidiaries | – | (35.3) | – | – | – | – |
| 匯兌差額 | Exchange difference | – | 2.7 | – | – | – | – |
| 購回及註銷本公司股份之面值 | Nominal value of own shares repurchased and cancelled | (2.6) | – | – | – | – | – |
| 本年度保留溢利 | Retained profit for the year | – | – | – | – | – | 50.2 |
| 於二零零一年六月三十日之結存 | Balance at 30 June 2001 | **3,489.7** | **14,986.7** | **12,315.5** | **882.6** | **–** | **10,373.8** |
| 融資現金流量淨額 | Net cash flow from financing | **9.2** | **(147.0)** | **(2,848.6)** | **(33.8)** | **3,387.0** | **(7.7)** |
| 應佔溢利減已派發之股息 | Attributable profits less dividends paid | **–** | **136.6** | **–** | **–** | **–** | **–** |
| 扣除出售項目之應佔重估減值 | Share of revaluation deficits, net of disposals | **–** | **(744.2)** | **–** | **–** | **–** | **–** |
| 附屬公司股權變動之影響 | Effect of change of shareholdings in subsidiaries | **–** | **(10.8)** | **–** | **–** | **–** | **–** |
| 攤銷可換股債券之發行費用及溢價 | Amortisation of issue costs and premium of convertible bonds | **–** | **–** | **–** | **–** | **3.3** | **–** |
| 本年度保留溢利 | Retained profit for the year | **–** | **–** | **–** | **–** | **–** | **109.8** |
| 於二零零二年六月三十日之結存 | Balance at 30 June 2002 | **3,498.9** | **14,221.3** | **9,466.9** | **848.8** | **3,390.3** | **10,475.9** |

# 賬項附註 續 NOTES ON THE ACCOUNTS continued

以港幣為單位 Expressed in Hong Kong dollars

## 26 綜合現金流量表附註 續 Notes to the Consolidated Cash Flow Statement continued

### (丙) 綜合資產負債表所列現金及現金等價物結餘之分析

### (c) Analysis of the balances of cash and cash equivalents as shown in the consolidated balance sheet

| | | **2002 百萬元 $Million** | 2001 百萬元 $Million |
|---|---|---|---|
| 現金及由結算日起計三個月內到期之銀行存款 | Cash and deposits with banks maturing within three months of the balance sheet date | **3,673.2** | 4,187.1 |
| 由貸款日起計三個月內須償還之銀行貸款及透支 | Bank loans and overdrafts repayable within three months from the date of advance | **(6.1)** | (4.4) |
| | | **3,667.1** | 4,182.7 |

## 27 退休金計劃及成本 Retirement Scheme and Costs

自一九七三年起本集團已為其僱員設立界定供款退休金計劃，該計劃下之資產由受託人掌管及專業基金經理管理之獨立基金所持有，與本集團之資產分開處理。

Since 1973 the Group has operated a defined contribution provident fund scheme for its employees. The assets of this scheme are held separately from those of the Group, in an independent fund administered by trustees and managed by a professional fund manager.

本集團及僱員均按僱員之基本薪金之若干百分比供款，有關百分比按服務年資釐訂。當僱員於可全數獲得其僱主供款前退出該計劃，其遭沒收之僱主供款乃撥入計劃基金之儲備內。受託人可視乎儲備的水平而將股息自基金之儲備撥入基金成員賬戶。本集團可將沒收之供款減少其供款；但年度內本集團並無以此方式削減供款。本集團於年度內之供款總額為一千九百五十萬元（二零零一年：一千九百七十萬元），而撥入儲備金之沒收供款金額總數為一百萬元（二零零一年：一百萬元）。

Contributions are made by both the employer and the employees at a certain percentage of employees' basic salaries, the percentage varying with their length of service. When an employee leaves the scheme prior to his or her interest in the Group's contributions being fully vested, forfeited contributions are credited to reserves of the fund. Depending on the level of reserves, the trustees may credit dividends to members' accounts out of the reserves of the fund. The Group's contributions may be reduced by the forfeited contributions, but there was no such reduction of the Group's contributions during the year. Total contributions made by the Group for the year amounted to $19.5 million (2001: $19.7 million) and forfeited sums credited to reserves amounted to $1.0 million (2001: $1.0 million).

一項集成信託強制性公積金計劃（「強積金計劃」）已成立，並交由一獨立服務機構營辦。僱主及僱員分別按僱員之每月有關收入（上限為二萬元）之百分之五作出強制性供款。本集團之供款會全數及即時歸屬於僱員之賬戶並列為僱員在計劃內之累算權益。本集團於本年度內作出之強積金供款總額為四十萬元（二零零一年：二十萬元）。

A master trust Mandatory Provident Fund Scheme (the "MPF Scheme") is operated by an independent service provider. Mandatory contributions are made by both the employer and the employees at 5% of the employees' monthly relevant income, up to a limit of $20,000. The Group's contributions will be fully and immediately vested in the employees' accounts as their accrued benefits in the scheme. Total MPF contributions made by the Group for the year amounted to $0.4 million (2001: $0.2 million).

## 27 退休金計劃及成本 續 Retirement Scheme and Costs continued

由於本集團之退休金計劃乃一項獲豁免於強積金條例的職業退休計劃(「職業退休計劃」),職業退休計劃與強積金計劃之成員資格相同,而新僱員可一次性選擇參與職業退休計劃或強積金計劃。

As the Group's provident fund scheme is an MPF-exempt Occupational Retirement Scheme (the "ORSO Scheme"), eligibility for membership of the ORSO and MPF schemes is identical. New employees are offered a one-off option to join either the ORSO or the MPF scheme.

本公司在中華人民共和國(「中國」)上海市經營業務之附屬公司,其僱員乃中國當地市政府所營辦之退休福利計劃(「中國退休福利計劃」)之成員。該中國附屬公司所需承擔之唯一責任,乃按僱員之支薪金額之某個百分比,向該計劃作出供款以作為退休福利資金,而中國當地市政府則承擔該等中國附屬公司之所有現職及將來退休之僱員之退休福利責任。該等中國附屬公司於本年度內作出之供款總額為三百六十萬元(二零零一年:三百七十萬元)。

Staff in the Company's subsidiaries operating in Shanghai, the People's Republic of China ("PRC"), are members of a retirement benefits scheme (the "PRC RB Scheme") operated by the local municipal government in the PRC. The only obligation of the PRC subsidiaries is to contribute a certain percentage of their payroll to the PRC RB Scheme to fund the retirement benefits. The local municipal government in the PRC undertakes to assume the retirement benefits obligations of all existing and future retired employees of the PRC subsidiaries. Total contribution made by the PRC subsidiaries for the year amounted to $3.6 million (2001: $3.7 million).

## 28 或然負債 Contingent Liabilities

於六月三十日之或然負債如下:

At 30 June, contingent liabilities were as follows:

| | | 集團 Group | | 公司 Company | |
|---|---|---|---|---|---|
| | | **2002 百萬元 $Million** | 2001 百萬元 $Million | **2002 百萬元 $Million** | 2001 百萬元 $Million |
| (甲) 就所獲得之銀行備用信貸而提供之擔保 | (a) Guarantees given to banks to secure banking facilities | | | | |
| 一附屬公司 | – Subsidiaries | **–** | – | **3,101.4** | 3,330.0 |
| 一合營公司 | – Jointly controlled entities | **–** | – | **–** | 13.9 |
| (乙) 就進行及完成若干建築工程作出擔保 | (b) Guarantees for the performance and completion of certain construction work | **2.4** | 2.3 | **2.4** | 2.3 |
| | | **2.4** | 2.3 | **3,103.8** | 3,346.2 |

# 賬項附註 續 NOTES ON THE ACCOUNTS continued

*以港幣為單位* *Expressed in Hong Kong dollars*

## 29 承擔 Commitments

（甲） 於六月三十日尚未入賬之資本承擔如下：

(a) At 30 June, capital commitments not provided for in the accounts were as follows:

| | | 集團 Group | |
|---|---|---|---|
| | | **2002 百萬元 $Million** | 2001 百萬元 $Million |
| 已簽約 | Contracted for | **3.6** | 819.0 |
| 已批准但尚未簽約 | Authorised but not contracted for | **975.0** | – |
| | | **978.6** | 819.0 |

此外，本集團應佔合營公司之資本承擔如下：

In addition, the Group's share of capital commitments of the jointly controlled entities is as follows:

| | | | |
|---|---|---|---|
| 已簽約 | Contracted for | **24.1** | 172.7 |
| 已批准但尚未簽約 | Authorised but not contracted for | **101.1** | 110.0 |
| | | **125.2** | 282.7 |

（乙） 本集團根據十年內屆滿之不可撤銷營業租約租用若干物業。若干租約包括參考物業收入而釐定之或然租金。於六月三十日，未來最少應付之租金總額如下：

(b) The Group leases certain properties under non-cancellable operating leases expiring within ten years. Certain leases include contingent rentals calculated with reference to revenue from the properties. At 30 June, total future minimum lease payments were as follow:

| | | 集團 Group | |
|---|---|---|---|
| | | **2002 百萬元 $Million** | 2001 百萬元 $Million |
| 一年內 | Within 1 year | **76.0** | 39.2 |
| 一年後但五年內 | After 1 year but within 5 years | **305.4** | 338.8 |
| 五年後 | After 5 years | **370.0** | 412.5 |
| | | **751.4** | 790.5 |

## 30 關連人士交易 Related Party Transactions

本集團一間合營公司參與地鐵公司東涌站第一期物業發展計劃，本集團持有該合營公司百分之二十權益。於二零零二年六月三十日，本集團已向該合營公司合共墊款十三億三千六百九十萬元（二零零一年：十三億九千三百九十萬元）。所有墊款均為免息、無抵押及無固定償還期。

The Group has a 20% interest in a jointly controlled entity which participated in the development of Package One of the MTRC Tung Chung Station Development Project. At 30 June 2002, the Group advanced to this jointly controlled entity a total of $1,336.9 million (2001: $1,393.9 million). All advances are interest-free, unsecured and have no fixed settlement dates.

## 31 結算日後事項 Post Balance Sheet Event

於批准本賬目之同日，本集團公布有關建議出售於格蘭酒店集團有限公司之全部權益予恒隆地產有限公司。

At the date of approval of these accounts, a public announcement was made concerning the proposed disposal of the Company's entire interests in Grand Hotel Holdings Limited to Hang Lung Properties Limited.

## 32 比較數字 Comparative Figures

於本年度，利息收入不計入營業額，並呈列為其他收入。於綜合資產負債表內，長期銀行貸款獨立列為個別項目。此等變動能更佳地陳述本集團之業績，因此比較數字亦已相應地重列。由於擬派股息之會計政策出現變動，若干比較數字已就此作出調整，詳情載於附註1（酉）。

For the current year, interest income is excluded as part of the turnover and is presented as other revenue. Long term bank loans are presented as a separate item in the consolidated balance sheet. These changes are made for better presentation of the Group's results and comparative figures have been restated accordingly. Certain comparative figures have also been adjusted as a result of the changes in accounting policy for proposed dividends, details of which are set out in note 1(t).

## 33 批准賬目 Approval of Accounts

董事局於二零零二年八月二十八日批准及授權刊發賬目。

The accounts were approved and authorised for issue by the Board of Directors on 28 August 2002.

# 賬項附註 續 NOTES ON THE ACCOUNTS continued

*以港幣為單位* *Expressed in Hong Kong dollars*

## 34 主要附屬公司 Principal Subsidiaries

於二零零二年六月三十日 At 30 June 2002

| 公司 Company | 已發行股本（元）Issued Share Capital ($) | 集團所佔權益百分率 % Held by The Group | 公司所佔權益百分率 % Held by The Company | 業務 Activity | 註冊及營業地點 Place of Incorporation and Operations |
|---|---|---|---|---|---|
| Akihiro Company Limited* | 2 | 100 | 100 | 物業發展 Property development | 香港 Hong Kong |
| Amoy International Treasury Limited | 8 | 60.3 | – | 財務 Financial services | 英屬維爾京群島 British Virgin Islands |
| Antonis Limited | 10,000 | 60.3 | – | 物業租賃 Property leasing | 香港 Hong Kong |
| AP City Limited* | 2 | 60.3 | – | 物業租賃 Property leasing | 香港 Hong Kong |
| AP Joy Limited* | 2 | 60.3 | – | 物業發展 Property development | 香港 Hong Kong |
| AP Properties Limited* | 20 | 51.3 | – | 物業發展 Property development | 香港 Hong Kong |
| AP Success Limited* | 2 | 60.3 | – | 物業租賃 Property leasing | 香港 Hong Kong |
| AP Universal Limited | 2 | 60.3 | – | 物業租賃 Property leasing | 香港 Hong Kong |
| AP Win Limited | 1,000,000 | 60.3 | – | 物業租賃 Property leasing | 香港 Hong Kong |
| AP World Limited* | 2 | 60.3 | – | 物業發展 Property development | 香港 Hong Kong |
| APW Finance Limited* | 2 | 60.3 | – | 財務 Financial services | 香港 Hong Kong |
| Bayliner Investment Ltd. | 8 | 100 | 100 | 控股投資 Investment holding | 英屬維爾京群島 British Virgin Islands |

## 34 主要附屬公司 續 Principal Subsidiaries continued

於二零零二年六月三十日 At 30 June 2002

| 公司<br>Company | 已發行股本（元）<br>Issued Share Capital ($) | 集團所佔權益百分率<br>% Held by The Group | 公司所佔權益百分率<br>% Held by The Company | 業務<br>Activity | 註冊及營業地點<br>Place of Incorporation and Operations |
|---|---|---|---|---|---|
| Bellevecity Limited | 2 | 100 | – | 控股投資及證券買賣<br>Investment holding & securities trading | 香港<br>Hong Kong |
| Bonna Estates Company Limited* | 1,000,000 | 60.3 | – | 物業租賃<br>Property leasing | 香港<br>Hong Kong |
| 基道企業有限公司<br>Caddo Enterprises, Limited | 4,000,000 | 60.3 | – | 物業租賃<br>Property leasing | 香港<br>Hong Kong |
| 嘉萬拿有限公司<br>Carmana Limited | 2 | 60.3 | – | 物業租賃<br>Property leasing | 香港<br>Hong Kong |
| Cititop Limited* | 2 | 60.3 | – | 物業發展<br>Property development | 香港<br>Hong Kong |
| Cokage Limited | 2 | 100 | 100 | 控股投資<br>Investment holding | 香港<br>Hong Kong |
| 港邦發展有限公司*<br>Country Bond Development Limited* | | | | 控股投資<br>Investment holding | 香港<br>Hong Kong |
| 「A」股<br>'A' shares | 990 | 58.2 | – | | |
| 「B」股<br>'B' share | 1 | 60.3 | – | | |
| 港豐企業有限公司*<br>Country First Enterprises Limited* | 2 | 100 | – | 控股投資<br>Investment holding | 香港<br>Hong Kong |
| 港興企業有限公司*<br>Country Link Enterprises Limited* | 10,000 | 42.1 | – | 控股投資<br>Investment holding | 香港<br>Hong Kong |
| Crest Incorporated | 16 | 100 | – | 控股投資<br>Investment holding | 英屬維爾京群島<br>British Virgin Islands |

# 賬項附註 續 NOTES ON THE ACCOUNTS continued

以港幣為單位 *Expressed in Hong Kong dollars*

## 34 主要附屬公司 續 Principal Subsidiaries continued

於二零零二年六月三十日 At 30 June 2002

| 公司<br>Company | 已發行股本（元）<br>Issued Share Capital ($) | 集團所佔權益百分率<br>% Held by The Group | 公司所佔權益百分率<br>% Held by The Company | 業務<br>Activity | 註冊及營業地點<br>Place of Incorporation and Operations |
|---|---|---|---|---|---|
| Curicao Company Limited | 2 | 100 | – | 控股投資<br>Investment holding | 香港<br>Hong Kong |
| Dokay Limited | 2 | 60.3 | – | 物業租賃<br>Property leasing | 香港<br>Hong Kong |
| 怡傑發展有限公司*<br>Ease Smart Development Limited* | | | | 控股投資<br>Investment holding | 香港<br>Hong Kong |
| 「A」股<br>'A' share | 1 | 100 | – | | |
| 「B」股<br>'B' share | 1 | 60.3 | – | | |
| 怡冠企業有限公司*<br>Easegood Enterprises Limited* | 2 | 60.3 | – | 控股投資<br>Investment holding | 香港<br>Hong Kong |
| 恒穎投資有限公司*<br>Ever Brilliant Investment Limited* | 2 | 100 | 100 | 控股投資<br>Investment holding | 香港<br>Hong Kong |
| Folabs Limited | 2 | 100 | – | 物業租賃<br>Property leasing | 香港<br>Hong Kong |
| Fu Yik Company Limited | 3 | 60.3 | – | 物業租賃<br>Property leasing | 香港<br>Hong Kong |
| 璧玉有限公司<br>Gala Ruby Limited | 2 | 60.3 | – | 控股投資<br>Investment holding | 香港<br>Hong Kong |
| 恒景置業有限公司<br>Glory View Properties Limited | 2 | 100 | 100 | 物業租賃<br>Property leasing | 香港<br>Hong Kong |
| Gowily Limited* | 2 | 60.3 | – | 物業租賃<br>Property leasing | 香港<br>Hong Kong |

## 34 主要附屬公司 續 Principal Subsidiaries continued

於二零零二年六月三十日 At 30 June 2002

| 公司<br>Company | 已發行股本（元）<br>Issued Share Capital ($) | 集團所佔權益百分率<br>% Held by The Group | 公司所佔權益百分率<br>% Held by The Company | 業務<br>Activity | 註冊及營業地點<br>Place of Incorporation and Operations |
|---|---|---|---|---|---|
| Grand Centre Limited* | 4 | 60.3 | – | 物業租賃<br>Property leasing | 香港<br>Hong Kong |
| Grand Hotel Group Limited* | 10,200 | 73.7 | – | 酒店經營及管理<br>Hotel operating & management | 香港<br>Hong Kong |
| 格蘭酒店集團有限公司*<br>Grand Hotel Holdings Limited* | | | | 控股投資<br>Investment holding | 香港<br>Hong Kong |
| 「A」股<br>'A' shares | 62,163,123 | 74.1 | – | | |
| 「B」股<br>'B' shares | 6,000,000 | 69.6 | – | | |
| 格蘭酒店集團融資有限公司*<br>Grand Hotel Treasury Limited* | 2 | 73.7 | – | 財務<br>Financial services | 香港<br>Hong Kong |
| Grand Suite Tower Limited* | 200 | 73.7 | – | 經營服務式寓所<br>Operations of service apartments | 香港<br>Hong Kong |
| 恒宜發展有限公司*<br>Great Cheer Development Limited* | 2 | 100 | 100 | 物業發展<br>Property development | 香港<br>Hong Kong |
| Hang Chui Company Limited* | 2 | 60.3 | – | 物業租賃<br>Property leasing | 香港<br>Hong Kong |
| 恒增有限公司*<br>Hang Chun Company Limited* | 2 | 100 | – | 控股投資<br>Investment holding | 香港<br>Hong Kong |
| Hang Far Company Limited | 2 | 100 | 100 | 控股投資<br>Investment holding | 香港<br>Hong Kong |

# 賬項附註 續　NOTES ON THE ACCOUNTS continued

以港幣為單位　*Expressed in Hong Kong dollars*

## 34 主要附屬公司 續　Principal Subsidiaries continued

於二零零二年六月三十日　At 30 June 2002

| 公司<br>Company | 已發行股本（元）<br>Issued Share Capital ($) | 集團所佔權益百分率<br>% Held by The Group | 公司所佔權益百分率<br>% Held by The Company | 業務<br>Activity | 註冊及營業地點<br>Place of Incorporation and Operations |
|---|---|---|---|---|---|
| 恒快有限公司*<br>Hang Fine Company Limited* | 200 | 60.3 | – | 物業租賃<br>Property leasing | 香港<br>Hong Kong |
| Hang Kwok Company Limited | 10,000 | 60.3 | – | 物業租賃<br>Property leasing | 香港<br>Hong Kong |
| Hang Lick Company Limited | 10,000 | 60.3 | – | 物業租賃<br>Property leasing | 香港<br>Hong Kong |
| 恒隆（行政）有限公司*<br>Hang Lung (Administration) Limited* | 10,000 | 100 | 100 | 管理服務<br>Management services | 香港<br>Hong Kong |
| 恒隆（中國）有限公司*<br>Hang Lung (China) Limited* | 2 | 100 | 100 | 控股投資<br>Investment holding | 香港<br>Hong Kong |
| 恒隆財務管理有限公司*<br>Hang Lung Financial Services Limited* | 2 | 100 | 100 | 財務<br>Financial services | 香港<br>Hong Kong |
| Hang Lung Park-In Limited* | 2 | 60.3 | – | 物業租賃<br>Property leasing | 香港<br>Hong Kong |
| 恒隆工程策劃有限公司<br>Hang Lung Project Management Limited | 10,000 | 60.3 | – | 物業發展策劃及管理<br>Project management | 香港<br>Hong Kong |
| 恒隆地產有限公司*<br>Hang Lung Properties Limited* | | | | 控股投資<br>Investment holding | 香港<br>Hong Kong |
| 普通股<br>Ordinary shares | 2,889,333,907 | 60.3 | – | | |
| 可換股累積優先股<br>Convertible cumulative preference shares | 843,262,500 | – | – | | |
| 恒隆物業管理有限公司<br>Hang Lung Property Management Limited | 100,000 | 60.3 | – | 物業管理<br>Property management | 香港<br>Hong Kong |

## 34 主要附屬公司 續 Principal Subsidiaries continued

於二零零二年六月三十日 At 30 June 2002

| 公司 Company | 已發行股本 (元) Issued Share Capital ($) | 集團所佔權益百分率 % Held by The Group | 公司所佔權益百分率 % Held by The Company | 業務 Activity | 註冊及營業地點 Place of Incorporation and Operations |
|---|---|---|---|---|---|
| 恒隆地產代理有限公司 Hang Lung Real Estate Agency Limited | 2 | 60.3 | – | 物業代理 Property agencies | 香港 Hong Kong |
| 恒隆(秘書服務)有限公司* Hang Lung (Secretaries) Limited* | 2 | 60.3 | – | 秘書服務 Secretarial services | 香港 Hong Kong |
| 恒隆(上海)地產發展有限公司* Hang Lung (Shanghai) Properties Limited* | 2 | 100 | – | 管理服務 Management services | 香港 Hong Kong |
| 恒隆集團融資有限公司* Hang Lung Treasury Limited* | 2 | 100 | 100 | 財務 Financial services | 香港 Hong Kong |
| 恒城財務有限公司 Hanson Mortgage Limited | 2 | 100 | 100 | 財務 Financial services | 香港 Hong Kong |
| Hantak Limited* | 2 | 100 | 100 | 控股投資 Investment holding | 香港 Hong Kong |
| Hebo Limited* | 2 | 100 | 100 | 物業發展 Property development | 香港 Hong Kong |
| HL Enterprises Limited | 2 | 100 | 100 | 控股投資 Investment holding | 香港 Hong Kong |
| 恒隆按揭(恒豐園)有限公司 HL Mortgage (HTG) Limited | 2 | 100 | 100 | 財務 Financial services | 香港 Hong Kong |
| 恒隆按揭(名逸居)有限公司 HL Mortgage (NH) Limited | 2 | 100 | 100 | 財務 Financial services | 香港 Hong Kong |
| 恒隆按揭(景峰豪庭)有限公司 HL Mortgage (NP) Limited | 2 | 100 | 100 | 財務 Financial services | 香港 Hong Kong |
| 恒隆地產(中國)有限公司* HLP (China) Limited* | 2 | 60.3 | – | 控股投資 Investment holding | 香港 Hong Kong |

# 賬項附註 續 NOTES ON THE ACCOUNTS continued

*以港幣為單位* *Expressed in Hong Kong dollars*

## 34 主要附屬公司 續 Principal Subsidiaries continued

於二零零二年六月三十日 At 30 June 2002

| 公司<br>Company | 已發行股本(元)<br>Issued Share Capital ($) | 集團所佔權益百分率<br>% Held by The Group | 公司所佔權益百分率<br>% Held by The Company | 業務<br>Activity | 註冊及營業地點<br>Place of Incorporation and Operations |
|---|---|---|---|---|---|
| HLP International Treasury Limited* | 8 | 60.3 | – | 財務<br>Financial services | 英屬維爾京群島<br>British Virgin Islands |
| 恒隆地產融資有限公司*<br>HLP Treasury Limited* | 2 | 60.3 | – | 財務<br>Financial services | 香港<br>Hong Kong |
| HLP Treasury Services Limited | 2 | 60.3 | – | 控股投資<br>Investment holding | 香港<br>Hong Kong |
| Hoi Sang Limited | 2 | 100 | 100 | 控股投資<br>Investment holding | 香港<br>Hong Kong |
| Kindstock Limited | 2 | 100 | – | 控股投資<br>Investment holding | 香港<br>Hong Kong |
| 隆卓有限公司<br>Land Venture Limited | 2 | 100 | – | 物業發展<br>Property development | 香港<br>Hong Kong |
| 樂古有限公司<br>Lockoo Limited | 1,000,002 | 60.3 | – | 物業租賃<br>Property leasing | 香港<br>Hong Kong |
| 運生投資有限公司*<br>Luckyson Investments Limited* | 10,000 | 100 | – | 物業發展<br>Property development | 香港<br>Hong Kong |
| 隆新按揭(帝欣苑)有限公司<br>Lungsun Mortgage (PV) Limited | 20 | 89.7 | – | 財務<br>Financial services | 香港<br>Hong Kong |
| Mansita Limited | 2 | 60.3 | – | 物業租賃<br>Property leasing | 香港<br>Hong Kong |
| 敏新有限公司<br>Merrysun Limited | 2 | 100 | – | 控股投資<br>Investment holding | 香港<br>Hong Kong |
| Modalton Limited* | 2 | 73.7 | – | 物業租賃<br>Property leasing | 香港<br>Hong Kong |

## 34 主要附屬公司 續 Principal Subsidiaries continued

於二零零二年六月三十日 At 30 June 2002

| 公司<br>Company | 已發行股本<br>（元）<br>Issued Share Capital ($) | 集團所佔權益百分率<br>% Held by The Group | 公司所佔權益百分率<br>% Held by The Company | 業務<br>Activity | 註冊及營業地點<br>Place of Incorporation and Operations |
|---|---|---|---|---|---|
| Monafat Limited | 2 | 60.3 | – | 物業租賃<br>Property leasing | 香港<br>Hong Kong |
| 力奧有限公司*<br>Nikco Limited* | 2 | 100 | – | 物業租賃<br>Property leasing | 香港<br>Hong Kong |
| 海麗投資有限公司<br>Ocean Time Investments Limited | 10,000 | 100 | – | 物業租賃<br>Property leasing | 香港<br>Hong Kong |
| Ottringham Limited | 20 | 60.3 | – | 物業租賃<br>Property leasing | 香港<br>Hong Kong |
| Palex Limited | 2 | 60.3 | – | 物業租賃<br>Property leasing | 香港<br>Hong Kong |
| Paradot Limited | 2 | 100 | 100 | 物業發展<br>Property development | 香港<br>Hong Kong |
| Pocaliton Limited* | 2 | 60.3 | – | 物業租賃<br>Property leasing | 香港<br>Hong Kong |
| Promax Limited* | 2 | 89.7 | – | 物業發展<br>Property development | 香港<br>Hong Kong |
| 恒旺有限公司*<br>Prosperland Housing Limited* | 1,560,000 | 100 | 100 | 控股投資<br>Investment holding | 香港<br>Hong Kong |
| Purotat Limited | 2 | 100 | 100 | 控股投資<br>Investment holding | 香港<br>Hong Kong |
| Rago Star Limited* | 2 | 60.3 | – | 物業租賃<br>Property leasing | 香港<br>Hong Kong |
| Rioloy Limited* | 2 | 60.3 | – | 物業租賃<br>Property leasing | 香港<br>Hong Kong |

# 賬項附註 續 NOTES ON THE ACCOUNTS continued

以港幣為單位 *Expressed in Hong Kong dollars*

## 34 主要附屬公司 續 Principal Subsidiaries continued

於二零零二年六月三十日 At 30 June 2002

| 公司<br>Company | 已發行股本 (元)<br>Issued Share Capital ($) | 集團所佔權益百分率<br>% Held by The Group | 公司所佔權益百分率<br>% Held by The Company | 業務<br>Activity | 註冊及營業地點<br>Place of Incorporation and Operations |
|---|---|---|---|---|---|
| Ronhero Limited | 2 | 60.3 | – | 物業租賃<br>Property leasing | 香港<br>Hong Kong |
| Scotat Limited* | 2 | 89.7 | – | 控股投資<br>Investment holding | 香港<br>Hong Kong |
| 敦汶置業有限公司*<br>Stanman Properties Limited* | 20 | 100 | 100 | 物業發展<br>Property development | 香港<br>Hong Kong |
| Stooket Limited* | 2 | 60.3 | – | 物業租賃<br>Property leasing | 香港<br>Hong Kong |
| Style Giant Limited* | 2 | 89.7 | – | 物業發展<br>Property development | 香港<br>Hong Kong |
| 恒豪發展有限公司<br>Success Cosmos Development Limited | 2 | 100 | 100 | 物業發展<br>Property development | 香港<br>Hong Kong |
| Tegraton Limited* | 2 | 73.7 | – | 物業租賃<br>Property leasing | 香港<br>Hong Kong |
| Topnic Limited* | 2 | 100 | 100 | 物業租賃<br>Property leasing | 香港<br>Hong Kong |
| Velan Limited* | 2 | 100 | 100 | 物業發展<br>Property development | 香港<br>Hong Kong |
| 偉聯置業有限公司<br>Wai Luen Investment Company, Limited | 100,000 | 60.3 | – | 物業租賃<br>Property leasing | 香港<br>Hong Kong |
| Wililoy Limited | 2 | 60.3 | – | 物業租賃<br>Property leasing | 香港<br>Hong Kong |
| Yangli Limited | 2 | 60.3 | – | 物業租賃<br>Property leasing | 香港<br>Hong Kong |

## 34 主要附屬公司 續 Principal Subsidiaries continued

於二零零二年六月三十日 At 30 June 2002

| 公司<br>Company | 已發行股本（元）<br>Issued Share Capital ($) | 集團所佔權益百分率<br>% Held by The Group | 公司所佔權益百分率<br>% Held by The Company | 業務<br>Activity | 註冊及營業地點<br>Place of Incorporation and Operations |
|---|---|---|---|---|---|
| 愉快置業有限公司<br>Yee Fly Investment Limited | 1,000 | 100 | 100 | 控股投資及證券買賣<br>Investment holding & securities trading | 香港<br>Hong Kong |
| Zarat Limited | 2 | 60.3 | – | 物業租賃<br>Property leasing | 香港<br>Hong Kong |

| 中華人民共和國中外合資企業<br>Equity Joint Venture in The People's Republic of China | 註冊資本（美元）<br>Registered Capital (US$) | 集團所佔權益百分率<br>% Held by The Group | 公司所佔權益百分率<br>% Held by The Company | 業務<br>Activity | 註冊及營業地點<br>Place of Incorporation and Operations |
|---|---|---|---|---|---|
| 上海恒邦房地產開發有限公司*<br>Shanghai Hang Bond Property Development Co., Ltd.* | 167,004,736 | 57.6 | – | 物業租賃<br>Property leasing | 中華人民共和國<br>The People's Republic of China |
| 上海恒城房地產有限公司*<br>Shanghai Heng Cheng Real Estate Development Co., Ltd.* | 17,766,000 | 70 | – | 物業發展<br>Property development | 中華人民共和國<br>The People's Republic of China |
| 上海港匯房地產開發有限公司*<br>Shanghai Kong Hui Property Development Co., Ltd.* | 165,000,000 | 37.9 | – | 物業發展及租賃<br>Property development & leasing | 中華人民共和國<br>The People's Republic of China |

* 經畢馬威會計師事務所審核

* Audited by KPMG

上表列出董事局認為對本集團之溢利及資產有重大影響之主要附屬公司。

The above list gives the principal subsidiaries of the Group which in the opinion of the directors, principally affect the profit and assets of the Group.

# 賬項附註 續 NOTES ON THE ACCOUNTS continued

*以港幣為單位* *Expressed in Hong Kong dollars*

## 35 | 主要合營公司 Principal Jointly Controlled Entities

於二零零二年六月三十日 At 30 June 2002

| 公司<br>Company | 已發行股本（元）<br>Issued Share Capital ($) | 集團所佔權益百分率<br>% Held by The Group | 公司所佔權益百分率<br>% Held by The Company | 業務<br>Activity | 註冊及營業地點<br>Place of Incorporation and Operations |
|---|---|---|---|---|---|
| 雅緻飲食有限公司<br>Arges Limited | 4 | 36.9 | – | 經營食肆<br>Restaurant operations | 香港<br>Hong Kong |
| 家宜集團有限公司<br>China Top Home Holdings Limited | 10,000 | 50 | – | 控股投資<br>Investment holding | 香港<br>Hong Kong |
| 日威發展有限公司<br>Daily Win Development Limited | 400 | 25 | – | 物業租賃<br>Property leasing | 香港<br>Hong Kong |
| 廣州家宜置業科技有限公司<br>Guangzhou Top Home Technology Co. Ltd. | 16,500,000 | 50 | – | 資訊科技及相關服務<br>Provision of real estate agency and related services | 中華人民共和國<br>The People's Republic of China |
| 恒興按揭(大興)有限公司<br>Hang Hing Mortgage (TH) Limited | 2 | 50 | – | 財務<br>Financial services | 香港<br>Hong Kong |
| 恒隆白洋舍乾洗有限公司<br>Hang Lung-Hakuyosha Dry Cleaning Limited | 519,000 | 50 | – | 洗衣及乾洗服務<br>Dry and laundry cleaning | 香港<br>Hong Kong |
| Newfoundworld Finance Limited | 100,000 | 20 | – | 財務<br>Financial services | 香港<br>Hong Kong |
| Newfoundworld Holdings Limited | 2,000,000 | 20 | – | 控股投資<br>Investment holding | 香港<br>Hong Kong |
| Newfoundworld Limited | 2,000,000 | 20 | – | 物業發展<br>Property development | 香港<br>Hong Kong |
| Pure Jade Limited | 1,000 | 20 | – | 物業發展<br>Property development | 香港<br>Hong Kong |
| 星際發展有限公司<br>Star Play Development Limited | 3 | 20.1 | – | 物業租賃<br>Property leasing | 香港<br>Hong Kong |

上列公司並非經畢馬威會計師事務所審核。

The above companies are not audited by KPMG.

上表列出董事局認為對本集團之溢利及資產有重大影響之主要合營公司。

The above list gives the principal jointly controlled entities of the Group which in the opinion of the directors, principally affect the profit and assets of the Group.

# 股東資料
# SHAREHOLDER INFORMATION

## 按股東持股量之分析 於二零零二年六月三十日
## Analysis of Share Ownership by Holding Range At 30 June 2002

| | | 股東* Shareholders* | | 持股量* Shareholdings* | |
|---|---|---|---|---|---|
| | | 人數 No. | 百分率 % | 股份數目（千） No. of Shares ('000) | 百分率 % |
| 1 - 5,000 股 | 1 - 5,000 shares | 2,330 | 50.8 | 5,890 | 0.4 |
| 5,001 - 10,000 股 | 5,001 - 10,000 shares | 912 | 19.9 | 7,904 | 0.6 |
| 10,001 - 100,000 股 | 10,001 - 100,000 shares | 1,221 | 26.6 | 34,149 | 2.6 |
| 100,001 - 1,000,000 股 | 100,001 - 1,000,000 shares | 103 | 2.3 | 25,292 | 1.9 |
| 1,000,001 - 50,000,000 股 | 1,000,001 - 50,000,000 shares | 12 | 0.3 | 140,100 | 10.6 |
| 50,000,000 股以上 | Over 50,000,000 shares | 5 | 0.1 | 1,110,477 | 83.9 |
| | | 4,583 | 100.0 | 1,323,812 | 100.0 |

* *包括五百零九名參與中央結算及交收系統（「中央結算系統」）之人士，彼等在所屬之持股量組別內，以香港中央結算代理人有限公司名義登記持有合共六億三千二百八十萬四千九百三十一股。*

* *incorporating, in their respective shareholdings range, 509 participants of Central Clearing and Settlement System ("CCASS") holding a total of 632,804,931 shares registered in the name of HKSCC Nominees Limited.*

### 股東
### Shareholders


50.8%
0.1%
0.3%
2.3%
26.6%
19.9%

### 持股量
### Shareholdings


0.4%
0.6%
2.6%
1.9%
10.6%
83.9%

# 財務日誌
# FINANCIAL CALENDAR

| | |
|---|---|
| 股東特別大會<br>*(為更改公司名稱)*<br>Extraordinary General Meeting<br>*(for change of Company name)* | 二零零一年十二月十八日<br>18 December 2001 |
| 公佈中期業績<br>Interim Results announced | 二零零二年三月一日<br>1 March 2002 |
| 支付中期股息<br>Interim Dividend paid | 二零零二年三月二十八日<br>28 March 2002 |
| 公佈全年業績<br>Annual Results announced | 二零零二年八月二十八日<br>28 August 2002 |
| 暫停辦理股份過戶登記<br>*(就末期股息而言)*<br>Share Register closed<br>*(for final dividend)* | 二零零二年十一月十三日至十一月十五日<br>*(首尾兩天包括在內)*<br>13 November to 15 November 2002<br>*(both days inclusive)* |
| 股東週年大會<br>*(細節請參閱本年報附上之股東週年大會通告)*<br>Annual General Meeting<br>*(Details are set out in the Notice of Annual General Meeting accompanying this Annual Report)* | 二零零二年十一月二十二日上午十時三十分<br>假座註冊辦事處<br>10:30 a.m. on 22 November 2002<br>at Registered Office |
| 建議派發末期股息<br>Proposed Final Dividend payable | 二零零二年十一月二十九日<br>29 November 2002 |

# 上市資料
# LISTING INFORMATION

於二零零二年六月三十日 At 30 June 2002

1,323,812,242 股每股面值港幣 1.00 元之股份於香港聯合交易所有限公司上市

1,323,812,242 shares of HK$1.00 each Listed on The Stock Exchange of Hong Kong Limited

| 股份代號 | Stock Code | |
|---|---|---|
| 香港聯合交易所 | Hong Kong Stock Exchange | 0010 |
| 路透社 | Reuters | 0010.HK |
| 彭博 | Bloomberg | 10HK |
| 每手買賣單位(股份) | Board Lot Size (Share) | 1,000 |

| 美國預託證券<br>第一級保薦(櫃台交易) | American Depositary Receipt<br>Sponsored Level-I (Over the Counter) | |
|---|---|---|
| 證券識別統一號碼/票據代號 | CUSIP Number/Ticker Symbol | 41043E102/HNLGY |
| 預託證券對正股之比率 | ADR:Underlying Share Ratio | 1:5 |
| 存託銀行 | Depositary Bank | 紐約銀行<br>The Bank of New York<br>(http://www.adrbny.com) |

| 股票過戶及登記處 | Share Registrars |
|---|---|
| 香港中央證券登記有限公司<br>香港皇后大道東一百八十三號<br>合和中心十七樓<br>電話: 2862 8628<br>傳真: 2529 6087 | Computershare Hong Kong Investor Services Limited<br>17th Floor, Hopewell Centre<br>183 Queen's Road East, Hong Kong<br>Telephone: 2862 8628<br>Fax: 2529 6087 |

| 投資關係聯絡 | Investor Relations Contact |
|---|---|
| 吳士元 | Terry Ng |
| *執行董事* | *Executive Director* |
| 電郵地址:ir@hanglung.com | Email address: ir@hanglung.com |

股份資料 Share Information

| | | 股價 Price 最高 High 港幣 HK$ | 股價 Price 最低 Low 港幣 HK$ | 總成交額 Total Trading Volume 股份數目 No. of Shares |
|---|---|---|---|---|
| 2001 | 2001 | | | |
| 第三季 | Third quarter | 7.85 | 6.10 | 99,715,000 |
| 第四季 | Fourth quarter | 7.25 | 6.20 | 197,403,000 |
| 2002 | 2002 | | | |
| 第一季 | First quarter | 7.40 | 6.50 | 144,516,000 |
| 第二季 | Second quarter | 7.90 | 6.50 | 114,621,000 |

於二零零二年六月三十日之股價:港幣 7.35 元

Share Price as at 30 June 2002: HK$7.35